BNP PARIBAS

[redacted]

03032601

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

26 September 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2003 Second Quarter Results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

10/8

Enclosure : 2003 Second Quarter Results Press release,
2003 Second Quarter Results Slide Show
Unaudited Consolidated Financial Statements as at 30 June 2003
Acknowledgement of receipt

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n°82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2003 Second Quarter Results.

Sincerely yours,

Document received on :

By :

BNP PARIBAS

31 July 2003

RESULTS AS AT 30 JUNE 2003

PRESS RELEASE

BNP PARIBAS

Paris, 31 July 2003

BNP PARIBAS GROUP

2nd QUARTER 2003 RESULTS:

THE BEST NBI AND GOI SINCE THE GROUP WAS CREATED

STABLE PROVISIONS

CONTRIBUTION OF NON-OPERATING ITEMS DOWN 432 MILLION EUROS

OPERATING INCOME: 1,457 MILLION EUROS (+33.3%)

NET INCOME GROUP SHARE: 902 MILLION EUROS (-10.4%)

- **In a still difficult economic and market environment, and despite the adverse impact of the fall in the dollar, the Group posted very strong operating performance compared to the second quarter 2002.**

  - **Net banking income: 4,651 million euros (+12.6%), a record high in the Group's history**
  - **Gross operating income: 1,775 million euros (+24.9%), another *record high in the Group's history***
  - **Operating income (after provisions): 1,457 million euros (+33.3%)**
  - **Net income group share: 902 million euros, down 10.4% due to a weak contribution of capital gains from securities and a one-off tax charge in connection with the option to change the tax status of *the Group's publicly traded real-estate subsidiary.***

- **Retail Banking's businesses have continued to grow in volume and become increasingly profitable.**

- **Asset Management and Services has continued to be affected by the level of stock market prices, but substantially improved its results compared to the first quarter of the year.**

- **Corporate and Investment Banking again posted very strong revenues and income and has confirmed its profitability as well as its competitiveness compared to its international competitors.**

On 30 July 2003, the Board of Directors of BNP Paribas, in a meeting chaired by Michel Pébereau, examined the Group's results for the second quarter of the year as well as the interim accounts.

THE BEST NET BANKING INCOME AND GROSS OPERATING INCOME IN THE GROUP'S HISTORY

After two years of deterioration, the economic and business cycle entered a more stable phase in the second quarter of 2003: the United States experienced some measure of economic recovery and is technically no longer in a recession, whilst in Europe, the economic slowdown continued to deepen and the number of corporate failures grew further; the leading global stock markets significantly rebounded from their very low levels at the end of March but the average market prices in the second quarter did not vary substantially from their levels in the first quarter.

The dollar again fell against euro to around 18% below the exchange rates in the second quarter 2002, which weighs in when US earnings are converted into euros.

Despite this situation, BNP Paribas Group's net banking income rose 12.6% in the second quarter 2003 compared to the second quarter 2002, to 4,651 million euros (+17.2% at constant scope and exchange rates[1]).

Operating expenses and depreciation rose only 6.2% (+10.1% at constant scope and exchange rates) and gross operating income, which reached 1,775 million euros, was up 24.9% compared to the second quarter (+30.4% at constant scope and exchange rates).

Provisions were stable: 318 million euros (-3.0%), the Group having set aside a further 60 million euro general provision. Operating income jumped 33.3% compared to the second quarter 2002 to 1,457 million euros.

This operating performance reflects strong growth over the past year, which has produced the best net banking income and gross operating income in the Group's history.

Given reduced capital gains on securities, the level of non-operating items in the second quarter was however substantially lower than in the second quarter of 2002: 2 million euros compared to 434 million euros.

Furthermore, the Group has taken into account Klépierre's plans to opt for the new tax status available to publicly traded real estate management companies. The scheme, which gives companies tax-free status after they first pay an exit tax, is highly advantageous in the medium-term. The result of this is a 130 million euro tax provision and the share of minority interests is correspondingly reduced by 60 million euros. The 70 million euros net effect weighs in on the net income group share, which comes to 902 million euros (-10.4% compared to the second quarter 2002).

For the whole first six months of 2003, net banking income rose 7.2% and gross operating income 11.1% compared to the first half 2002. Cost/income ratio improved by 1.3 points, at 62.6 %, and is testimony to BNP Paribas' competitiveness compared to its leading competitors. The Group's after-tax return on equity was 14.0% for the first half of 2003.

◆

◆ ◆

[1] The main changes in scope are in connection with the acquisitions of Consors, Cogent (AMS), and Facet (IRFS) in 2002

RESULTS OF THE CORE BUSINESSES

1. RETAIL BANKING

In the second quarter 2003, net banking income of all the Retail Banking business totalled 2,382 million euros (-0.7% but +2.9% at constant scope and exchange rates compared to the second quarter 2002). Operating expenses and depreciation remained contained (-3.5%; +0.7% at constant scope and exchange rates), and gross operating income rose a further 4.4% compared to the second quarter 2002, to 893 million euros (+6.8% at constant scope and exchange rates). Similarly, pre-tax income rose 4.9% (+7.8% at constant scope and exchange rates) to 643 million euros.

Return on allocated equity, before tax, for the first half 2003, rose 2 points to 28%.

French Retail Banking

In the domestic network in France[2], net banking income totalled 1,204 million euros for the quarter, up 3.6% compared to the second quarter 2002: fees rose 1.9%, the decline in securities transactions having been more than offset by fees from electronic payment and other banking services; net interest revenues grew 4.9% driven by a better gross interest margin (+29 basis points in one year). Outstanding loans in the past year were mixed: +7.9% for loans to individual customers, with particularly high demand for mortgage borrowing; -9.1% for corporate customers in a context of economic slowdown.

Controlled operating expenses and depreciation, up 2.3% compared to last year, resulted in a 6.5% rise in gross operating income at 376 million euros.

After provisions and after sharing the income of Private Banking in France with the Asset Management and Services core business, French Retail Banking posted pre-tax quarterly income of 304 million euros, up 10.5%.

On average, for the first six months of 2003, net banking income rose 1.8%; the cost/income ratio was virtually stable: 68.6% compared to 68.3% in the first half of 2002. Pre-tax income edged up 1.3% and pre-tax return on allocated equity, 28%, was up 3 points compared to the first half of 2002.

For individual customers, the marketing drive was stepped up in the first half of the year: the number of cheque and current accounts grew by 54,000 and a high level of savings' funds was gathered, in particular in long- and medium-term mutual funds for which the network's market share reached 10% (source: Europerformance).

International Retail Banking and Financial Services

Pursuant to the reorganisation recently announced by the Group, this new core business groups together BancWest, Emerging and Overseas Markets, Cetelem, BNP Paribas Lease Group, UCB and Arval PHH. It is the sum of the former core businesses IRB and RFS, except for Cortal Consors, which is part of the AMS core business. Historical data relating thereto has been restated in accordance with the new scopes.

Given the relative influence of BancWest and, to a lesser extent, of the other operations conducted outside the euro zone, the exchange effect has had a particularly marked impact for this core business. Thus, the business's quarterly net banking income (1,214 million euros) was down 4.7% compared to the second quarter 2002, but up 2.8% at constant scope and exchange rates. Similarly, operating expenses and depreciation, at 684 million euros, were down 8.9%, but up 0.3% at constant scope and exchange rates. Gross operating income (530 million euros) rose 1.3%, or +6.4% at constant scope and exchange rates.

After provisions and amortisation of goodwill, pre-tax income totalled 339 million euros (+0.3% but +7.5% at constant scope and exchange rates).

BancWest continued to pursue its cautious credit policy (mortgages, corporate lending), limiting the growth of outstanding loans at 3.7%. The gross interest margin was further deteriorated by falling interest rates (-26 bp compared to the second quarter 2002). Net banking income, at constant scope and exchange rates, thus rose only 0.8% compared to the second quarter 2002. However, the synergies from the merger between Bank of the West and United California Bank helped reduce operating expenses and depreciation (-3.0% at constant scope and exchange rates) and, combined with good control of risks, produced a 5.8% increase in the quarterly operating income at constant scope and exchange rates.

Cetelem posted good performance in Italy, Spain, Hungary and in the United Kingdom and its commitments are rapidly growing outside France (+19.7% year-on-year as at 30 June 2003). In France, Facet's linkup has generated the expected synergies. Gross operating income for the first half of 2003 thus rose 9% at constant scope and exchange rates, compared to the first half of 2002. Despite higher provisions in the second quarter (+11% at constant scope and exchange rates compared to the second quarter 2002), pre-tax income for the first half of the year rose 12% at constant scope and exchange rates.

BNP Paribas Lease Group, UCB and Arval PHH continue to expand their businesses across Europe at a brisk pace and the gross operating income for the first half of the year, at constant scope and exchange rates, grew by 4%, 18% and 20% respectively.

Thus, over the whole first half of the year, the business further improved its already good cost/income ratio (56.9% compared to 59.0% for the first half of 2002) and posted a 28% pre-tax return on equity (27% in the first half of 2002).

[2] Including 100% of Private Banking in France.

2. ASSET MANAGEMENT AND SERVICES.

This core business, which hitherto included Private Banking, Asset Management, Insurance and Securities Services, now also includes Cortal Consors. Historical data relating thereto has been restated in accordance with the new scope.

Global equity markets remained depressed during this quarter compared to the second quarter 2002, even if they have stabilised on average compared to the first quarter of the year. Given the circumstances, AMS managed to post results close to those in the second quarter of 2002 and showed a clear upturn compared to the first quarter of 2003.

Compared to the second quarter of 2002, net banking income (614 million euros) rose 5.1%, operating expenses and depreciation (416 million euros) 8.9% and gross operating income (198 million euros) fell by only 2.0%. At constant scope and exchange rates, these three aggregates were down 3.0%.

Compared to the first quarter of 2003, net banking income rose 5.3%, operating expenses and depreciation fell 0.7% and gross operating income jumped 20.7%. The three business lines contributed to this rise in the gross operating income: Wealth and Asset Management (Private Banking + Asset Management + Cortal Consors), up 6.7%, at 64 million euros; Insurance, up 22.1%, at 94 million euros; Securities Services, up 48.1%, at 40 million euros.

AMS' pre-tax net income (177 million euros) was also markedly up compared to the first quarter of the year (+28.3%), only 3.3% below the second quarter 2002.

During the quarter, total assets under management grew to 268 billion euros, thanks in particular to a 2.4 billion euro net inflow of funds.

In accordance with the linkup plan, Cortal Consors managed, already in the first half of 2003, to return to the breakeven point in its operations despite a lacklustre market. The company continued to implement synergies from the merger, in particular by giving French customers access to *Active Trader*, a computer application developed by Consors in Germany.

Each of the other business lines undertook a dynamic sales and marketing drive, all the while cutting their operating expenses and depreciation compared to the first quarter:

- introduction of new alternative investment funds and the renewed Parvest product range,
- high proportion of unit-linked products (28%) in life insurance sales,
- continued expansion of the death and disability insurance business outside France (+13.3%),
- BNP Paribas Securities Services named Best Regional Custodian in Europe by the magazine Global Investor.

During the first half of the year, the cost/income ratio was 69.8%, 6.9 points higher than the second half 2002, but very competitive in the current market.

3. CORPORATE AND INVESTMENT BANKING.

Corporate and Investment Banking's posted very strong revenue and earnings growth for the second quarter in keeping with its performances already exhibited in the first quarter.

Net banking income totalled 1,545 million euros, up 39.3% compared to the second quarter 2002. Gross operating income, at 620 million euros, was up 69.9%.

This performance stemmed from the Advisory and Capital Market businesses, whose gross operating income (+246.7%) reflects a sharp upturn compared to last year, which was hard hit by the financial crisis. The financing businesses adjusted their business to the lacklustre market: weak demand for borrowing, fall in the dollar and in the price of oil. Their gross operating income fell 3.5% compared to the second quarter 2002.

Provisions, which include a new 60 million euros general provision, rose by only 6.0% to 142 million euros, such that the business' operating income (478 million euros) was more than double that of the second quarter 2002.

Pre-tax income totalled 475 million euros (+88.5% compared to the second quarter 2002).

BNP Paribas also in the first half of 2003 consolidated its competitive positioning in a number of key areas, as evidenced by its rankings published in trade magazines. In particular, the Group ranks amongst the top three global arrangers of bond issues in euros (source: IFR).

The performances in the first half of 2003 thus confirm that BNP Paribas has the right strategy in place for Corporate and Investment Banking: developing the Group's natural strengths through organic growth and cross-selling, supporting this process, where possible, with targeted acquisitions; the operation involving the US-based Zurich Financial Services' fund derivatives business is a good illustration of this. This business model has demonstrated its resilience in times of crisis. It confirms, in this quarter, its ability to fully capitalise on better business conditions. The cost/income ratio for the first half of the year (58.7%), further improved by 3 points compared to the first half of 2002, remains one of the best in the business for this type of activity; pre-tax return on allocated equity was 27% (compared to 18% in the first half of 2002).

BNP PARIBAS CAPITAL

Since BNP Paribas Capital disposed of few assets in the second quarter 2003, pre-tax income totalled 80 million euros, down sharply compared to the second quarter 2002 (392 million euros).

The portfolio's estimated value edged up from 3.7 billion euros as at 31 March 2003 to 3.8 billion euros as at 30 June 2003 and unrealised capital gains rose from 0.8 billion euros to 1.0 billion.

For the first half of the year, the decline in the pre-tax income was less pronounced (372 million euros compared to 487 million euros in the first half of 2002) and reflects the natural trend in this business as part of its strategy to gradually divest holdings.

◆

◆ ◆

Commenting on these results at the meeting of the Board of Directors, Baudouin Prot, BNP Paribas' CEO said, *"BNP Paribas achieved this quarter the best revenues and gross operating income since it was created, whilst if the global economy and financial services markets have stopped deteriorating, it cannot be said that they have become favourable for banking and financial services in Europe. This growth dynamic confirms the effectiveness of our growth strategy and testifies to the hard work performed by the Group's workforce.*

The economic cycle is too fragile and financial markets too volatile to make forecasts for the second half of the year. Our teams remain committed and we will continue with resolve to implement our business expansion strategy and make BNP Paribas increasingly profitable."

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income (1)	**4,651**	**4,129**	**+12.6%**	**4,513**	**+3.1%**	**9,164**	**8,550**	**+7.2%**
Operating Expenses and Dep.	-2,876	-2,708	+6.2%	-2,857	+0.7%	-5,733	-5,462	+5.0%
Gross Operating Income	**1,775**	**1,421**	**+24.9%**	**1,656**	**+7.2%**	**3,431**	**3,088**	**+11.1%**
Provisions	-318	-328	-3.0%	-339	-6.2%	-657	-628	+4.6%
Operating Income	**1,457**	**1,093**	**+33.3%**	**1,317**	**+10.6%**	**2,774**	**2,460**	**+12.8%**
Associated Companies	26	33	-21.2%	13	+100.0%	39	59	-33.9%
Gains and Provisions on Investments	104	551	-81.1%	240	-56.7%	344	751	-54.2%
Amortisation of Goodwill	-99	-82	+20.7%	-101	-2.0%	-200	-166	+20.5%
Non-Recurring Expense	-29	-68	-57.4%	-25	+16.0%	-54	-69	-21.7%
Non Operating Items	**2**	**434**	**-99.5%**	**127**	**-98.4%**	**129**	**575**	**-77.6%**
Pre-Tax Income	**1,459**	**1,527**	**-4.5%**	**1,444**	**+1.0%**	**2,903**	**3,035**	**-4.3%**
Tax Expense (2)	-520	-434	+19.8%	-378	+37.6%	-898	-838	+7.2%
Minority Interests (2)	-37	-86	-57.0%	-104	-64.4%	-141	-171	-17.5%
Net Income, Group Share	**902**	**1,007**	**-10.4%**	**962**	**-6.2%**	**1,864**	**2,026**	**-8.0%**
Cost / Income	**61.8%**	**65.6%**	**-3.8 pt**	**63.3%**	**-1.5 pt**	**62.6%**	**63.9%**	**-1.3 pt**
Annualised Pre-Tax ROE						14.0%	16.1%	
(1)- Including Commission income (a)	1,522	1,586	-4.0%	1,588	-4.2%	3,110	3,218	-3.4%
- Including Net of interest Income (b)	1,817	1,299	+39.9%	1,650	+10.1%	3,467	2,635	+31.6%
- Including Gains on Financial Transaction (b)	1,312	1,244	+5.5%	1,275	+2.9%	2,587	2,697	-4.1%

(a) Revenues from the insurance business, other net banking operating income and the net incomes of the other businesses are included in the "commission inc

(b) *Trading portfolio carry costs are included in the "net of interest income" line item.*

Trading revenues, as defined economically, are given in C&IB results.

(2) €130mn reserve set aside for taxes in connection with Klépierre's coming adoption of a new tax status – Corresponding reduction in minority interests of €60mn

At constant scope and exchange rates	2Q03 / 2Q02	1H03 / 1H02
Net Banking Income	**+17.2%**	**+10.9%**
Operating Expenses and Dep.	+10.1%	+7.3%
Gross Operating Income	**+30.4%**	**+17.5%**
Pre-Tax Income	+0.8%	+3.0%
Net Income, Group Share	**-5.1%**	**-1.0%**

The best quarterly NBI and GOI since the group was created

2ND QUARTER 2003 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,382**	**614**	**26**	**1,545**	**84**	**4,651**
Change/2Q02	-0.7%	+5.1%	n.s.	+39.3%	n.s.	+12.6%
Change/1Q03	+0.6%	+5.3%	n.s.	-0.8%	n.s.	+3.1%
Operating Expenses and Dep.	-1,489	-416	-11	-925	-35	-2,876
Change/2Q02	-3.5%	+8.9%	n.s.	+24.3%	n.s.	+6.2%
Change/1Q03	-0.2%	-0.7%	n.s.	+3.0%	n.s.	+0.7%
Gross Operating Income	**893**	**198**	**15**	**620**	**49**	**1,775**
Change/2Q02	+4.4%	-2.0%	n.s.	+69.9%	n.s.	+24.9%
Change/1Q03	+1.9%	+20.7%	n.s.	-6.1%	n.s.	+7.2%
Provisions	-193	0	0	-142	17	-318
Change/2Q02	+20.6%	n.s.	n.s.	+6.0%	n.s.	-3.0%
Change/1Q03	+14.9%	n.s.	n.s.	-18.4%	n.s.	-6.2%
Operating Income	**700**	**198**	**15**	**478**	**66**	**1,457**
Change/2Q02	+0.7%	+0.0%	n.s.	+106.9%	n.s.	+33.3%
Change/1Q03	-1.1%	+23.0%	n.s.	-1.6%	n.s.	+10.6%
Associated Companies	26	3	0	2	-5	26
Capital Gains	-3	1	67	-5	44	104
Goodwill	-74	-18	-3	-4	0	-99
Other Items	-6	-7	1	4	-21	-29
Pre-Tax Income	**643**	**177**	**80**	**475**	**84**	**1,459**
Change/2Q02	+4.9%	-3.3%	n.s.	+88.5%	n.s.	-4.5%
Change/1Q03	-0.5%	+28.3%	n.s.	-1.7%	n.s.	+1.0%

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**2,382**	**614**	**26**	**1,545**	**84**	**4,651**
2Q02	2,398	584	24	1,109	14	4,129
1Q03	2,368	583	-27	1,558	31	4,513
Operating Expenses and Dep.	-1,489	-416	-11	-925	-35	-2,876
2Q02	-1,543	-382	-11	-744	-28	-2,708
1Q03	-1,492	-419	-8	-898	-40	-2,857
Gross Operating Income	**893**	**198**	**15**	**620**	**49**	**1,775**
2Q02	855	202	13	365	-14	1,421
1Q03	876	164	-35	660	-9	1,656
Provisions	-193	0	0	-142	17	-318
2Q02	-160	-4	-2	-134	-28	-328
1Q03	-168	-3	0	-174	6	-339
Operating Income	**700**	**198**	**15**	**478**	**66**	**1,457**
2Q02	695	198	11	231	-42	1,093
1Q03	708	161	-35	486	-3	1,317
Associated Companies	26	3	0	2	-5	26
2Q02	26	0	1	1	5	33
1Q03	4	2	0	0	7	13
Capital Gains	-3	1	67	-5	44	104
2Q02	7	-10	392	10	152	551
1Q03	12	-2	330	-9	-91	240
Goodwill	-74	-18	-3	-4	0	-99
2Q02	-71	-5	-5	-6	5	-82
1Q03	-74	-18	-3	-5	-1	-101
Other Items	-6	-7	1	4	-21	-29
2Q02	-44	0	-7	16	-33	-68
1Q03	-4	-5	0	11	-27	-25
Pre-Tax Income	**643**	**177**	**80**	**475**	**84**	**1,459**
2Q02	613	183	392	252	87	1,527
1Q03	646	138	292	483	-115	1,444
Minority Interests	**-14**	**0**	**-2**	**-2**	**-19**	**-37**
Tax Expense						-520
Net Income, Group Share						**902**

1ST HALF 2003 CORE BUSINESS RESULTS

In millions of euros	Retail Banking	Asset Mgt & Services	BNPP Capital	Corp. & Inv. Bkg	Other activities	Group
Net Banking Income	**4,750**	**1,197**	**-1**	**3,103**	**115**	**9,164**
1H02	4,689	1,202	10	2,643	6	8,550
Change/1H02	+1.3%	-0.4%	n.s.	+17.4%	n.s.	+7.2%
Operating Expenses and Dep.	-2,981	-835	-19	-1,823	-75	-5,733
1H02	-2,996	-756	-23	-1,631	-56	-5,462
Change/1H02	-0.5%	+10.4%	n.s.	+11.8%	n.s.	+5.0%
Gross Operating Income	**1,769**	**362**	**-20**	**1,280**	**40**	**3,431**
1H02	1,693	446	-13	1,012	-50	3,088
Change/1H02	+4.5%	-18.8%	n.s.	+26.5%	n.s.	+11.1%
Provisions	-361	-3	0	-316	23	-657
1H02	-319	1	-2	-281	-27	-628
Change/1H02	+13.2%	n.s.	n.s.	+12.5%	n.s.	+4.6%
Operating Income	**1,408**	**359**	**-20**	**964**	**63**	**2,774**
1H02	1,374	447	-15	731	-77	2,460
Change/1H02	+2.5%	-19.7%	n.s.	+31.9%	n.s.	+12.8%
Associated Companies	30	5	0	2	2	39
Capital Gains	9	-1	397	-14	-47	344
Goodwill	-148	-36	-6	-9	-1	-200
Other Items	-10	-12	1	15	-48	-54
Pre-Tax Income	**1,289**	**315**	**372**	**958**	**-31**	**2,903**
1H02	1,245	432	487	750	121	3,035
Change/1H02	+3.5%	-27.1%	-23.6%	+27.7%	n.s.	-4.3%
Minority Interests	**-28**	**0**	**-3**	**-2**	**-108**	**-141**
1H02	-40	0	-2	-1	-128	-171
Tax Expense						-898
Net Income, Group Share						**1,864**
ROE after Tax						14.0%

RETAIL BANKING

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**2,382**	**2,398**	**-0.7%**	**2,368**	**+0.6%**	**4,750**	**4,689**	**+1.3%**
Operating Expenses and Dep.	-1,489	-1,543	-3.5%	-1,492	-0.2%	-2,981	-2,996	-0.5%
Gross Operating Income	**893**	**855**	**+4.4%**	**876**	**+1.9%**	**1,769**	**1,693**	**+4.5%**
Provisions	-193	-160	+20.6%	-168	+14.9%	-361	-319	+13.2%
Operating Income	**700**	**695**	**+0.7%**	**708**	**-1.1%**	**1,408**	**1,374**	**+2.5%**
Amortisation of Goodwill	-74	-71	+4.2%	-74	+0.0%	-148	-128	+15.6%
Other Non Operating Items	17	-11	n.s.	12	+41.7%	29	-1	n.s.
Pre-Tax Income	**643**	**613**	**+4.9%**	**646**	**-0.5%**	**1,289**	**1,245**	**+3.5%**
Cost / Income	62.5%	64.3%	-1.8 pt	63.0%	-0.5 pt	62.8%	63.9%	-1.1 pt
Allocated Equity (Ebn)						9.3	9.7	
Pre-Tax ROE						28%	26%	

At constant scope and exchange rates	2Q03 / 2Q02	1H03 / 1H02
Net Banking Income	**+2.9%**	**+1.7%**
Operating Expenses and Dep.	+0.7%	+1.1%
Gross Operating Income	**+6.8%**	**+2.9%**
Operating Income	**+4.5%**	**+1.6%**
Pre-Tax Income	**+7.8%**	**+3.5%**


GOI in €mn
Cost / Income ratio
900
800
65%
60%
838
855
860
877
876
893
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

FRENCH RETAIL BANKING*

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,204**	**1,162**	**+3.6%**	**1,208**	**-0.3%**	**2,412**	**2,370**	**+1.8%**
Incl. Commissions	*495*	*486*	*+1.9%*	*510*	*-2.9%*	*1,005*	*1,026*	*-2.0%*
Incl. Interest Margin	*709*	*676*	*+4.9%*	*698*	*+1.6%*	*1,407*	*1,344*	*+4.7%*
Operating Expenses and Dep.	-828	-809	+2.3%	-827	+0.1%	-1,655	-1,619	+2.2%
Gross Operating Income	**376**	**353**	**+6.5%**	**381**	**-1.3%**	**757**	**751**	**+0.8%**
Provisions	-57	-53	+7.5%	-52	+9.6%	-109	-99	+10.1%
Operating Income	**319**	**300**	**+6.3%**	**329**	**-3.0%**	**648**	**652**	**-0.6%**
Non Operating Items	-1	-4	n.s.	-4	n.s.	-5	-4	n.s.
Pre-Tax Income	**318**	**296**	**+7.4%**	**325**	**-2.2%**	**643**	**648**	**-0.8%**
Income Attributable to AMS	-14	-21	-33.3%	-13	+7.7%	-27	-40	n.s.
Pre-Tax Income of French Retail Bkg	**304**	**275**	**+10.5%**	**312**	**-2.6%**	**616**	**608**	**+1.3%**
Cost / Income	68.8%	69.6%	-0.8 pt	68.5%	+0.3 pt	68.6%	68.3%	+0.3 pt
Allocated Equity (Ebn)						4.5	4.9	
Pre-Tax ROE						28%	25%	

* 100% of the French private banking from NBI to Pre-Tax Income lines

- NBI: +3.6% / 2Q02
  - growth in fees (+1.9%/2Q02) despite the fall in financial markets
- Cost growth under control and in line with the target for 2003
- Moderate level of provisions compared to outstandings: 31 bp in 1H03
- Pre-Tax ROE of 28% in 1H03

Quarterly Trend in the Net Banking Income


In millions of euros
1,152
1,078
1,103
1,088
1,158
1,129
1,167
1,145
1,208
1,162
1,187
1,183
1,208
1,204
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2000 2001 2002 2003

- Impact of the equity markets' crisis on savings and stock markets transaction fees
- Good performance of other fees

Fees


486
+ 1.9%
495
67.1
+2.7%
68.9
241.2
+9.0%
262.8
177.4
-7.9%
163.4
In millions of euros
Payment instruments
Other banking transactions
Savings and Stock Markets
2Q02
2Q03

- Continued expansion of the individual customer base

Growth in the Number of Cheque and Current Accounts


+43,000
+64,000
+72,700
+97,000*
+104,000
+45,700
+54,000
1998 1999 2000 2001 2002 1H02 1H03

* to which are added 30,000 new customers from the Treasury network

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 2Q03	Outstandings 2Q02	% Change 1year 2Q03/2Q02	Outstandings 1Q03	% Change 1 quarter 2Q03/1Q03
LENDINGS (1)					
Total Loans	71.1	72.6	-2.0%	71.8	-1.1%
Individual Customers	31.3	29.0	+7.9%	30.7	+1.9%
Incl. Mortgages	25.2	22.9	+9.9%	24.6	+2.2%
Incl. Consumer Lending	6.1	6.1	+0.5%	6.1	+1.0%
Corporates	36.4	40.0	-9.1%	37.7	-3.5%
DEPOSITS and SAVINGS (1)					
Cheque and Current Accounts	28.2	27.9	+1.0%	27.3	+3.2%
Savings Accounts	32.5	28.1	+15.5%	30.8	+5.6%
Market Rate Deposits	7.9	10.3	-23.1%	9.4	-15.3%
FUNDS UNDER MANAGEMENT (2)					
Life Insurance	34.3	31.2	+10.1%	31.2	+3.4%
Mutual Funds (3)	56.5	54.1	+4.4%	52.8	+7.1%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets located in Luxembourg (Parvest)

- Gross interest margin*: 3.67% (3.61% in 1Q03, +29 bp in one year)
- Rise in savings account assets and decrease in market rate deposits
- Savings
  - good performance in placement of long-term mutual funds
    - → *10.0% market share as at 30/6/03 (9.8% in 2002) Source: Europerformance*
  - successful launch of SPEEDER, the new life-insurance product (Guaranteed investment fund, €260mn in funds gathered)
- Consumer Lending: sharp rise in production
  - mortgage lending: +35%/1Q03 and +43%/2Q02
  - successful launch of CREDIT POWER (amortising consumer credit)
- Corporate Customers
  - roll-out of the new dedicated sales and marketing organisation (target: 2/3 of customers covered by the end of 2003)
  - expanded cross-selling
    - → *CIB - Fixed Income: sales of interest rate and FX hedging products doubled*
    - → *ARVAL PHH: 30% growth in vehicles managed for FRB customers*

*1 year sliding average

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

- The IRFS core business combines:
  - BancWest, emerging and overseas markets (former IRB core business)
  - *Cetelem, BNP Paribas Lease Group, UCB and Arval PHH (former RFS core business, except for Cortal Consors)*

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,214**	**1,274**	-4.7%	**1,195**	+1.6%	**2,409**	**2,398**	+0.5%
Operating Expenses and Dep.	-684	-751	-8.9%	-686	-0.3%	-1,370	-1,416	-3.2%
Gross Operating Income	**530**	**523**	**+1.3%**	**509**	**+4.1%**	**1,039**	**982**	**+5.8%**
Provisions	-136	-107	+27.1%	-116	+17.2%	-252	-220	+14.5%
Operating Income	**394**	**416**	**-5.3%**	**393**	**+0.3%**	**787**	**762**	**+3.3%**
Amortisation of Goodwill	-74	-71	+4.2%	-74	+0.0%	-148	-128	+15.6%
Other Non Operating Items	19	-7	n.s.	15	+26.7%	34	3	n.s.
Pre-Tax Income	**339**	**338**	**+0.3%**	**334**	**+1.5%**	**673**	**637**	**+5.7%**
Cost / Income	56.3%	58.9%	-2.6 pt	57.4%	-1.1 pt	56.9%	59.0%	-2.1 pt
Allocated Equity (Ebn)						4.8	4.8	+0.9%
Pre-Tax ROE						28%	27%	*+1 pt*

At constant scope and exchange rates	2Q03 / 2Q02	1H03 / 1H02
Net Banking Income	**+2.8%**	**+2.3%**
Operating Expenses and Dep.	+0.3%	+0.8%
Gross Operating Income	**+6.4%**	**+4.3%**
Operating Income	**+2.4%**	**+3.3%**
Pre-Tax Income	**+7.5%**	**+7.5%**

- 2.6 point improvement in the Cost/Income ratio in 2Q03

- GOI up +6.4% / 2Q02 at constant scope and exchange rates

- Provisions up moderately in 1H03 at constant scope and exchange rates (+7.7%)
- *An increase of €22mn in provisions in 2Q03, at constant scope and exchange rates, mainly due to:*
  - a base effect: €10mn differential impact on the net increase in provisions due to a high level of provision write-backs at UCB in 2Q02
  - Cetelem: +11%, +€8mn / 2Q02

- Improved ROE

BancWest 2Q03 : Results in Line with Objectives

- NBI: +0.8%/2Q02 at constant scope and exchange rates
  - cautious credit policy (mortgages, corporate lending) limiting the growth in outstandings at 3.7%
  - pressure on interest rate margins as a result of falling interest rates (4.39% compared to 4.65% in 2Q02 and 4.47% in 1Q03)
- Costs: -3.0%/2Q02 at constant scope and exchange rates
  - impact of savings achieved as a result of the integration
- Risks: new improvement in the quality of the portfolio
  - NPLs/Loans : 0.75% (0.97% as at 31/3/03 and 1.01% as at 31/12/2002)
- Operating income: +5.8%/2Q02 at constant scope and exchange rates

Cetelem

- Good performance in Italy, Spain, Hungary and in the UK
  - *outstandings up +19.7%/1H02 outside France*
- Results up sharply compared to 1H02
  - GOI: +9% at constant scope and exchange rates
  - pre-tax income: +12% at constant scope and exchange rates
- Facet:
  - cost and revenue synergies in line with initial estimates

UCB

- Outstandings up 22.7% outside France
- 4,300 new accounts opened in the French Retail Banking Network in 1H03

BNP Paribas Lease Group

- In France: business down because of the environment (production: -5% /1H02), but margins up sharply
- Outside France: business up (production: +9%/1H02) and margins up
- GOI: +4%/1H02 at constant scope and exchange rates
- Pre-tax income: +6%/1H02 at constant scope and exchange rates

Arval PHH

- Arval PHH's managed fleet +13.4% in Continental Europe (+22.4% excluding France), but down 26.5% in the UK (Termination of 3 low margin contracts with car rental companies)
- GOI: +15% /1H02
- Pre-tax income: €30mn compared to €18mn in 1H02

FINANCIAL SERVICES - MANAGED OUTSTANDINGS

In billions of euros	June-03	June-02	% Change 1 year / June-02	Dec-02	% Change 1 half / Dec-02
Cetelem MT + ST	**27.9**	**25.5**	**+9.4%**	**27.8**	**+0.3%**
France 1	17.9	17.1	+4.4%	18.5	-3.2%
Outside France	10.0	8.4	+19.7%	9.3	+7.4%
BNP Paribas Lease Group MT	**15.6**	**16.6**	**-6.0%**	**15.8**	**-1.4%**
France 1	12.5	13.9	-10.5%	12.6	-1.2%
Europe (outside France) 2	3.1	2.7	+17.4%	3.2	-2.0%
UCB	**15.0**	**13.7**	**+9.1%**	**14.3**	**+4.6%**
France Individuals	8.9	8.8	+1.6%	8.9	+0.9%
Europe (outside France)	6.0	4.9	+22.7%	5.4	+10.5%
Long Term Leasing with Services	**4.3**	**4.4**	**-2.2%**	**4.5**	**-4.2%**
France	1.4	1.6	-11.7%	1.6	-12.4%
Europe (outside France)	2.9	2.8	+3.2%	2.9	+0.4%
ARVAL PHH					
Total Managed Vehicles (in thousands)	**607**	**672**	**-9.6%**	**650**	**-6.5%**
France	177	165	+6.9%	171	+3.5%
Continental Europe (excl. France)	145	119	+22.4%	135	+7.7%
United Kingdom	285	388	-26.5%	344	-17.1%

1 Transfer of Crédit Universel Outstandings (E1.2bn) from BNP Paribas Lease Group to Cetelem in 4Q02

2 Impact of CNH in 4Q02 : +E 0.3bn

3 Termination of three low margin contracts with car rental companies

FINANCIAL SERVICES

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**680**	**630**	**+7.9%**	**644**	**+5.6%**	**1,324**	**1,236**	**+7.1%**
Operating Expenses and Dep.	-385	-390	-1.3%	-375	+2.7%	-760	-756	+0.5%
Gross Operating Income	**295**	**240**	**+22.9%**	**269**	**+9.7%**	**564**	**480**	**+17.5%**
Provisions	-107	-72	+48.6%	-91	+17.6%	-198	-160	+23.8%
Operating Income	**188**	**168**	**+11.9%**	**178**	**+5.6%**	**366**	**320**	**+14.4%**
Amortisation of Goodwill	-36	-24	+50.0%	-34	+5.9%	-70	-48	+45.8%
Other Non Operating Items	20	17	+17.6%	17	+17.6%	37	29	+27.6%
Pre-Tax Income	**172**	**161**	**+6.8%**	**161**	**+6.8%**	**333**	**301**	**+10.6%**
Cost / Income	56.6%	61.9%	-5.3 pt	58.2%	-1.6 pt	57.4%	61.2%	-3.8 pt
Allocated Equity (Ebn)						2.8	2.7	
Pre-Tax ROE						23%	22%	

- Historical data excluding Cortal Consors
- Rise in provisions in 2Q03 due mainly to:
  - a base effect: +€10mn differential impact on net increase in provisions due to a high level of provision write-backs at UCB in 2Q02
  - a scope effect: +€10mn, in particular Facet
  - *Cetelem at constant scope and exchange rates (+€8mn, +11%/2Q02)*
  - BPLG at constant scope and exchange rates (+€5mn, +34%/2Q02)

INTERNATIONAL RETAIL BANKING

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**534**	**644**	**-17.1%**	**551**	**-3.1%**	**1,085**	**1,162**	**-6.6%**
Operating Expenses and Dep.	-299	-361	-17.2%	-311	-3.9%	-610	-660	-7.6%
Gross Operating Income	**235**	**283**	**-17.0%**	**240**	**-2.1%**	**475**	**502**	**-5.4%**
Provisions	-29	-35	-17.1%	-25	+16.0%	-54	-60	-10.0%
Operating Income	**206**	**248**	**-16.9%**	**215**	**-4.2%**	**421**	**442**	**-4.8%**
Amortisation of Goodwill	-38	-47	-19.1%	-40	-5.0%	-78	-80	-2.5%
Other Non Operating Items	-1	-24	-95.8%	-2	-50.0%	-3	-26	-88.5%
Pre-Tax Income	**167**	**177**	**-5.6%**	**173**	**-3.5%**	**340**	**336**	**+1.2%**
Cost / Income	56.0%	56.1%	-0.1 pt	56.4%	-0.4 pt	56.2%	56.8%	-0.6 pt
Allocated Equity (Ebn)						2.0	2.0	
Pre-Tax ROE						34%	33%	

- *Effect of the fall in the value of the dollar*
- Difficult business setting for emerging and overseas markets

ASSET MANAGEMENT AND SERVICES

- Henceforth, AMS includes Cortal Consors' results. The historial data has been restated.

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**614**	**584**	**+5.1%**	**583**	**+5.3%**	**1,197**	**1,202**	**-0.4%**
Operating Expenses and Dep.	-416	-382	+8.9%	-419	-0.7%	-835	-756	+10.4%
Gross Operating Income	**198**	**202**	**-2.0%**	**164**	**+20.7%**	**362**	**446**	**-18.8%**
Provisions	0	-4	n.s.	-3	n.s.	-3	1	n.s.
Operating Income	**198**	**198**	**+0.0%**	**161**	**+23.0%**	**359**	**447**	**-19.7%**
Amortisation of Goodwill	-18	-5	+260.0%	-18	+0.0%	-36	-10	+260.0%
Other Non Operating Items	-3	-10	-70.0%	-5	-40.0%	-8	-5	+60.0%
Pre-Tax Income	**177**	**183**	**-3.3%**	**138**	**+28.3%**	**315**	**432**	**-27.1%**
Cost / Income	67.8%	65.4%	+2.4 pt	71.9%	-4.1 pt	69.8%	62.9%	+6.9 pt
Allocated Equity (Ebn)						2.9	2.9	

At constant scope and exchange rates	2Q03 / 2Q02	1H03 / 1H02
Net Banking Income	**-3.0%**	**-8.1%**
Operating Expenses and Dep.	-3.0%	-1.6%
Gross Operating Income	**-3.0%**	**-18.8%**
Pre-Tax Income	**-2.6%**	**-22.2%**

Transfer of Cortal Consors (historical data restated)
Complete integration of Consors and Cogent as of 1st January 2003

Upturn in profitability compared to 1Q03

- GOI up +20.7%/1Q03
  - Equity markets stabilised
  - Effects of the cost-cutting strategy (reduced operating expenses and depreciation/1Q03: -0.7%)

- €5.8bn in Net Assets Gathered in 1H03

- Annualised effect of net new money : +4.6% in 1H03


Assets under Management
In billions of euros
255
+3.4
-7.5
+9.0
260
+2.4
+6.3
-0.7
268
Net new money
Performance & change
Scope ² & others
Scope & others
95
160
91
169
94
174
Total private banking assets
Total other net assets ¹
31.12.02
31.03.03
30.06.03
¹ Asset Management + Cortal + Insurance net of double accounting
² Consors and Shinhan joint-venture consolidated

WEALTH AND ASSET MANAGEMENT

- Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**275**	**289**	**-4.8%**	**270**	**+1.9%**	**545**	**582**	**-6.4%**
Operating Expenses and Dep.	-211	-204	+3.4%	-210	+0.5%	-421	-407	+3.4%
Gross Operating Income	**64**	**85**	**-24.7%**	**60**	**+6.7%**	**124**	**175**	**-29.1%**
Provisions	0	-8	n.s.	-3	n.s.	-3	-4	-25.0%
Operating Income	**64**	**77**	**-16.9%**	**57**	**+12.3%**	**121**	**171**	**-29.2%**
Amortisation of Goodwill	-8	-3	+166.7%	-9	-11.1%	-17	-4	+325.0%
Other Non Operating Items	-4	-5	-20.0%	-3	+33.3%	-7	-6	+16.7%
Pre-Tax Income	**52**	**69**	**-24.6%**	**45**	**+15.6%**	**97**	**161**	**-39.8%**
Cost / Income	76.7%	70.6%	+6.1 pt	77.8%	-1.1 pt	77.2%	69.9%	+7.3 pt

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors
Transfer of Cortal Consors (historical data restated)
Full integration of Consors and Cogent as of 1st January 2003

- Improved gross operating income: +6.7% / 1Q03

- Asset Management and Private Banking: continued cost-cutting efforts
  - NBI: +0.4% / 1Q03 and operating expenses and depreciation: -2.4% / 1Q03
  - Aggressive product offering
    - → *Strong business in preferred shares and perpetual bonds*
    - → *Successful launch of the PARVEST product range*
    - → *New alternative funds developed*

- Cortal Consors: back to break-even in operating terms after integration of Consors, despite unfavourable market conditions
  - 1.1 million customers: # 1 in Europe
  - Growth in revenues: +7.8% / 1Q03
    - → *Sharp rise in business in Germany: 19% growth in the number of orders/1Q03*
  - Synergies implemented
    - → *Consors Germany's Active Trader software application available to French customers*
    - → *Business integration of Consors and Cortal in France (migration of customers and merging of teams)*

INSURANCE

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**180**	**152**	**+18.4%**	**164**	**+9.8%**	**344**	**336**	**+2.4%**
Operating Expenses and Dep.	-86	-85	+1.2%	-87	-1.1%	-173	-169	+2.4%
Gross Operating Income	**94**	**67**	**+40.3%**	**77**	**+22.1%**	**171**	**167**	**+2.4%**
Provisions	0	4	n.s.	0	n.s.	0	5	n.s.
Operating Income	**94**	**71**	**+32.4%**	**77**	**+22.1%**	**171**	**172**	**-0.6%**
Non Operating Items	3	2	+50.0%	-1	n.s.	2	7	-71.4%
Pre-Tax Income	**97**	**73**	**+32.9%**	**76**	**+27.6%**	**173**	**179**	**-3.4%**
Cost / Income	47.8%	55.9%	-8.1 pt	53.0%	-5.2 pt	50.3%	50.3%	+0.0 pt

- NBI: +9.8% / 1Q03, (write-back of provision set aside on the equity portfolio in 1Q03)
- Costs: -1.1% / 1Q03
- Sales reflect a high proportion of unit-linked products (28% in 2Q03 compared to <20% for the market)
- FRB's death and disability coverage offering revamped
- Continued expansion of the death and disability business outside France (+13.3%)

SECURITIES SERVICES

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**159**	**143**	**+11.2%**	**149**	**+6.7%**	**308**	**284**	**+8.5%**
Operating Expenses and Dep.	-119	-93	+28.0%	-122	-2.5%	-241	-180	+33.9%
Gross Operating Income	**40**	**50**	**-20.0%**	**27**	**+48.1%**	**67**	**104**	**-35.6%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**40**	**50**	**-20.0%**	**27**	**+48.1%**	**67**	**104**	**-35.6%**
Amortisation of Goodwill	-7	-1	+600.0%	-6	+16.7%	-13	-2	+550.0%
Other Non Operating Items	-5	-8	-37.5%	-4	+25.0%	-9	-10	-10.0%
Pre-Tax Income	**28**	**41**	**-31.7%**	**17**	**+64.7%**	**45**	**92**	**-51.1%**
Cost / Income	74.8%	65.0%	+9.8 pt	81.9%	-7.1 pt	78.2%	63.4%	+14.8 pt

Cogent fully integrated as of 1st January 2003

- NBI: +6.7% / 1Q03, Costs: -2.5% / 1Q03
- Rebound in assets in custody since March 2003 (+8.4%)
- Drop in the number of transactions (netting in Germany)
- Prize for the best regional custodian for Europe (Global Investor Magazine)

CORPORATE AND INVESTMENT BANKING

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,545**	**1,109**	**+39.3%**	**1,558**	**-0.8%**	**3,103**	**2,643**	**+17.4%**
*Incl. Trading Revenues**	*970*	*481*	*+101.7%*	*998*	*-2.8%*	*1,968*	*1,324*	*+48.6%*
Operating Expenses and Dep.	-925	-744	+24.3%	-898	+3.0%	-1,823	-1,631	+11.8%
Gross Operating Income	**620**	**365**	**+69.9%**	**660**	**-6.1%**	**1,280**	**1,012**	**+26.5%**
Provisions	-142	-134	+6.0%	-174	-18.4%	-316	-281	+12.5%
Operating Income	**478**	**231**	**+106.9%**	**486**	**-1.6%**	**964**	**731**	**+31.9%**
Non Operating Items	-3	21	n.s.	-3	+0.0%	-6	19	n.s.
Pre-Tax Income	**475**	**252**	**+88.5%**	**483**	**-1.7%**	**958**	**750**	**+27.7%**
Cost / Income	59.9%	67.1%	-7.2 pt	57.6%	+2.3 pt	58.7%	61.7%	-3.0 pt
Allocated Equity (Ebn)						7.0	8.2	
Pre-Tax ROE						27%	18%	

*Including customer activity and related revenues

Very strong revenues and results

- Results comparable to the already strong results in 1Q03
- 27% ROE before tax for 1H03

CIB - Position as Leader Confirmed	1S03	2002*
FIXED-INCOME (worldwide)		
All Invest.-grade bonds in euros (bookrun.)	#3	# 5
All Corporate bonds in euros (bookrun.)	#2	# 3
All bonds in euros, bookrunners	#3	# 9
All Euromarket issues, bookrunners	#5	# 10
STRUCTURED FINANCING		
Top bookrunner of Synd. Credits worldwide (volume)	#7	# 8
Top bookrunner of Synd. Credits EMEA (volume)	#5	# 5
European Leveraged loans, bookrunners	#1	#8
CORPORATE FINANCE		
International EMEA Convertible issues	#7	# 6
M&A Europe, completed deals (by amount)	#13	# 12

*Year 2002

Source: IFR - Thomson Financial

FINANCING BUSINESSES

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**490**	**525**	**-6.7%**	**496**	**-1.2%**	**986**	**1,086**	**-9.2%**
Operating Expenses and Dep.	-241	-267	-9.7%	-237	+1.7%	-478	-532	-10.2%
Gross Operating Income	**249**	**258**	**-3.5%**	**259**	**-3.9%**	**508**	**554**	**-8.3%**
Provisions	-142	-137	+3.6%	-182	-22.0%	-324	-274	+18.2%
Operating Income	**107**	**121**	**-11.6%**	**77**	**+39.0%**	**184**	**280**	**-34.3%**
Non Operating Items	0	5	n.s.	-9	n.s.	-9	5	n.s.
Pre-Tax Income	**107**	**126**	**-15.1%**	**68**	**+57.4%**	**175**	**285**	**-38.6%**
Cost / Income	49.2%	50.9%	-1.7 pt	47.8%	+1.4 pt	48.5%	49.0%	-0.5 pt
Allocated Equity (Ebn)						4.4	4.7	
Pre-Tax ROE						8%	12%	

Financing businesses held up in an unfavourable environment

- Energy, Commodities, Export and Project revenues held up despite the combined effect of the falling USD and the drop in the oil prices
- Continued selective credit policy in a context of weak demand
- Additional €60mn general provision set aside

ADVISORY AND CAPITAL MARKETS

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,055**	**584**	**+80.7%**	**1,062**	**-0.7%**	**2,117**	**1,557**	**+36.0%**
Operating Expenses and Dep.	-684	-477	+43.4%	-661	+3.5%	-1,345	-1,099	+22.4%
Gross Operating Income	**371**	**107**	**+246.7%**	**401**	**-7.5%**	**772**	**458**	**+68.6%**
Provisions	0	3	n.s.	8	n.s.	8	-7	n.s.
Operating Income	**371**	**110**	**+237.3%**	**409**	**-9.3%**	**780**	**451**	**+72.9%**
Non Operating Items	-3	16	n.s.	6	n.s.	3	14	-78.6%
Pre-Tax Income	**368**	**126**	**+192.1%**	**415**	**-11.3%**	**783**	**465**	**+68.4%**
Cost / Income	64.8%	81.7%	-16.9 pt	62.2%	+2.6 pt	63.5%	70.6%	-7.1 pt
Allocated Equity (Ebn)						2.6	3.6	
Pre-Tax ROE						60%	26%	

Consolidation of the strong rebound in results in 1Q03

- Revenues: Good performance of fixed income and of equity derivatives
- Acquired Zurich Financial Services' fund derivative business in the US

VaR (1 day – 99%) by type of risk

In Euro million	29-June-01	28-Sept-01	31-Dec-01	29-Mar-02	28-June-02	30-Sept-02	31-Dec-02	31-March-03	30-June-03
Interest rate	28	31	35	58	26	36	24	25	43
Securities	15	17	10	7	26	33	27	21	12
Change	1	9	8	3	4	3	3	2	1
Commodities	1	1	1	1	1	1	2	3	3
Netting	-17	-19	-17	-13	-25	-33	-28	-28	-21
Total VaR	**28**	**39**	**37**	**56**	**32**	**40**	**28**	**23**	**38**

Last market trading day of the period

BNP PARIBAS CAPITAL

In millions of euros	2Q03	2Q02	1Q03	1H03	1H02
Net Capital Gains	**67**	**392**	**330**	**397**	**517**
Other Net Income	24	11	-30	-6	-7
Operating Expenses and Dep.	-11	-11	-8	-19	-23
Pre-Tax Income	**80**	**392**	**292**	**372**	**487**

- *Only one significant disposal: the balance of the equity investment in Mobistar*
- The portfolio value held up well
  - Estimated value of the portfolio: €3.8bn (€3.7bn as at 31/3/03)
  - Net unrealised* capital gains: €1.0bn (€0.8bn as at 31/3/03)

*net of Cobepa's goodwill (€0.2bn)

BALANCE SHEET ITEMS

In billions of euros	30-Jun-03	31-Mar-03	31-Dec-02
Shareholders Equity, Group Share *	26.6	26.0	25.4
Total Capital ratio **	12.8%	11.6%	10.9%
Tier One ratio **	8.9%	8.7%	8.1%
Net Unrealised Capital Gains (1)	1.7	1.1	2.1
Doubtful Customers	14.80	15.05	15.25
Specific Provisions	9.90	9.95	10.05
Specific Provisions/ Doubtful Customers (2)	67%	66%	66%
Reserves for Country Risks	2.2	2.3	2.4
Reserve for General Banking Risks	1.0	1.0	1.0

In millions of euros	2Q03	1Q03	4Q02
Value at Risk 1 day 99% (end of period)	38	23	28
Average Quarterly Value at Risk (1day 99%)	27	26	32

(1) Cobepa goodwill deducted
(2) The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, Reserve for Country risks and Reserve for General Banking Risk
*estimated as at 31 March
** based on estimated Risk Weighted Assets of E 280,5 bn as at 30 June

NUMBER OF SHARES (in millions)

	1H02	2002	1H03
Number of Shares (end of period)	895.1	895.2	895.9
Number of Shares excluding Treasury Shares (end of period)	879.0	867.3	869.9
Average number of Shares outstanding excluding Treasury Shares	869.9	871.5	869.0

RATINGS

Moody's	Aa2
FitchRatings	AA
Standard & Poor's	AA-

RESULT HISTORY OF THE CORE BUSINESSES

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
RETAIL BANKING						
Net Banking Income	**2,291**	**2,398**	**2,381**	**2,396**	**2,368**	**2,382**
Operating Expenses and Dep.	-1,453	-1,543	-1,521	-1,519	-1,492	-1,489
Gross Operating Income	**838**	**855**	**860**	**877**	**876**	**893**
Provisions	-159	-160	-177	-224	-168	-193
Operating Income	**679**	**695**	**683**	**653**	**708**	**700**
Non Operating Items	-47	-82	-47	-43	-62	-57
Pre-Tax Income	**632**	**613**	**636**	**610**	**646**	**643**
French Retail Banking (including 2/3 of Private Banking in France)						
Net Banking Income	**1,167**	**1,124**	**1,153**	**1,144**	**1,173**	**1,168**
Operating Expenses and Dep.	-788	-792	-804	-799	-806	-805
Gross Operating Income	**379**	**332**	**349**	**345**	**367**	**363**
Provisions	-46	-53	-39	-60	-52	-57
Operating Income	**333**	**279**	**310**	**285**	**315**	**306**
Non Operating Items	0	-4	-1	5	-3	-2
Pre-Tax Income	**333**	**275**	**309**	**290**	**312**	**304**
International Retail Banking and Financial Services*						
Net Banking Income	**1,124**	**1,274**	**1,228**	**1,252**	**1,195**	**1,214**
Operating Expenses and Dep.	-665	-751	-717	-720	-686	-684
Gross Operating Income	**459**	**523**	**511**	**532**	**509**	**530**
Provisions	-113	-107	-138	-164	-116	-136
Operating Income	**346**	**416**	**373**	**368**	**393**	**394**
Non Operating Items	-47	-78	-46	-48	-59	-55
Pre-Tax Income	**299**	**338**	**327**	**320**	**334**	**339**

** Historical data excluding Cortal Consors*

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
ASSET MANAGEMENT AND SERVICES						
Net Banking Income	**618**	**584**	**527**	**563**	**583**	**614**
Operating Expenses and Dep.	-374	-382	-372	-372	-419	-416
Gross Operating Income	**244**	**202**	**155**	**191**	**164**	**198**
Provisions	5	-4	-6	-3	-3	0
Operating Income	**249**	**198**	**149**	**188**	**161**	**198**
Non Operating Items	0	-15	51	-33	-23	-21
Pre-Tax Income	**249**	**183**	**200**	**155**	**138**	**177**
Wealth and Asset Management*						
Net Banking Income	**293**	**289**	**248**	**243**	**270**	**275**
Operating Expenses and Dep.	-203	-204	-198	-190	-210	-211
Gross Operating Income	**90**	**85**	**50**	**53**	**60**	**64**
Provisions	4	-8	-3	-6	-3	0
Operating Income	**94**	**77**	**47**	**47**	**57**	**64**
Non Operating Items	-2	-8	-22	-25	-12	-12
Pre-Tax Income	**92**	**69**	**25**	**22**	**45**	**52**
Insurance						
Net Banking Income	**184**	**152**	**143**	**195**	**164**	**180**
Operating Expenses and Dep.	-84	-85	-83	-90	-87	-86
Gross Operating Income	**100**	**67**	**60**	**105**	**77**	**94**
Provisions	1	4	-2	2	0	0
Operating Income	**101**	**71**	**58**	**107**	**77**	**94**
Non Operating Items	5	2	3	5	-1	3
Pre-Tax Income	**106**	**73**	**61**	**112**	**76**	**97**
Securities Services						
Net Banking Income	**141**	**143**	**136**	**125**	**149**	**159**
Operating Expenses and Dep.	-87	-93	-91	-92	-122	-119
Gross Operating Income	**54**	**50**	**45**	**33**	**27**	**40**
Provisions	0	0	-1	1	0	0
Operating Income	**54**	**50**	**44**	**34**	**27**	**40**
Non Operating Items	-3	-9	70	-13	-10	-12
Pre-Tax Income	**51**	**41**	**114**	**21**	**17**	**28**

* Inclunding Cortal Consors. Consors fully integrated since 1st January 2003

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
CORPORATE AND INVESTMENT BANKING						
Net Banking Income	**1,534**	**1,109**	**1,230**	**1,273**	**1,558**	**1,545**
including Trading revenues [1]	*843*	*481*	*611*	*615*	*998*	*970*
Operating Expenses and Dep.	-887	-744	-803	-837	-898	-925
Gross Operating Income	**647**	**365**	**427**	**436**	**660**	**620**
Provisions	-147	-134	-213	-221	-174	-142
Operating Income	**500**	**231**	**214**	**215**	**486**	**478**
Non Operating Items	-2	21	-13	20	-3	-3
Pre-Tax Income	**498**	**252**	**201**	**235**	**483**	**475**
Advisory and Capital Markets						
Net Banking Income	**973**	**584**	**720**	**688**	**1,062**	**1,055**
Operating Expenses and Dep.	-622	-477	-547	-599	-661	-684
Gross Operating Income	**351**	**107**	**173**	**89**	**401**	**371**
Provisions	-10	3	-1	18	8	0
Operating Income	**341**	**110**	**172**	**107**	**409**	**371**
Non Operating Items	-2	16	-2	-8	6	-3
Pre-Tax Income	**339**	**126**	**170**	**99**	**415**	**368**
Financing Businesses [2]						
Net Banking Income	**561**	**525**	**510**	**585**	**496**	**490**
Operating Expenses and Dep.	-265	-267	-256	-238	-237	-241
Gross Operating Income	**296**	**258**	**254**	**347**	**259**	**249**
Provisions	-137	-137	-212	-239	-182	-142
Operating Income	**159**	**121**	**42**	**108**	**77**	**107**
Non Operating Items	0	5	-11	28	-9	0
Pre-Tax Income	**159**	**126**	**31**	**136**	**68**	**107**

1 Including customer activity and related revenues

2 Following the re organisation of these business lines, "Commercial Banking" and "Specialised Financing" have been grouped together

In millions of euros	1Q02	2Q02	3Q02	4Q02	1Q03	2Q03
BNP PARIBAS CAPITAL						
Net Banking Income	**-14**	**24**	**-6**	**-25**	**-27**	**26**
Operating Expenses and Dep.	-12	-11	-9	-12	-8	-11
Gross Operating Income	**-26**	**13**	**-15**	**-37**	**-35**	**15**
Provisions	0	-2	-3	0	0	0
Operating Income	**-26**	**11**	**-18**	**-37**	**-35**	**15**
Non Operating Items	121	381	33	146	327	65
Pre-Tax Income	**95**	**392**	**15**	**109**	**292**	**80**
OTHER ACTIVITIES						
Net Banking Income	**-8**	**14**	**-92**	**-4**	**31**	**84**
Operating Expenses and Dep.	-28	-28	-23	-25	-40	-35
Gross Operating Income	**-36**	**-14**	**-115**	**-29**	**-9**	**49**
Provisions	1	-28	12	-7	6	17
Operating Income	**-35**	**-42**	**-103**	**-36**	**-3**	**66**
Non Operating Items	69	129	-136	-108	-112	18
Pre-Tax Income	**34**	**87**	**-239**	**-144**	**-115**	**84**
GROUP						
Net Banking Income	**4,421**	**4,129**	**4,040**	**4,203**	**4,513**	**4,651**
Operating Expenses and Dep.	-2,754	-2,708	-2,728	-2,765	-2,857	-2,876
Gross Operating Income	**1,667**	**1,421**	**1,312**	**1,438**	**1,656**	**1,775**
Provisions	-300	-328	-387	-455	-339	-318
Operating Income	**1,367**	**1,093**	**925**	**983**	**1,317**	**1,457**
Non Operating Items	141	434	-112	-18	127	2
Pre-Tax Income	**1,508**	**1,527**	**813**	**965**	**1,444**	**1,459**

CONTENT

Investor Relations & Financial Information

Philippe Aguignier +33 (1) 40 14 63 58
Irène Chesnais +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

IR Web Site: http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS

31 July 2003

RESULTS AS AT 30 JUNE 2003

BNP PARIBAS

Results as at 30 June 2003

Results as at 30.06.2003

1

BNP PARIBAS

Results as at 30 juin 2003

2nd quarter 2003
The best NBI and GOI since the Group was created

NBI up 12.6%/2Q02
GOI up 24.9%/2Q02
Provisions stable
Non-Operating Items down €432mn
Net Income Group Share: €902mn (-10.4%/2Q02)

1st half 2003
NBI: €9,164mn (+7.2%)
GOI: €3,431mn (+11.1%)
Net Income Group Share: €1,864mn (-8.0%)
Return on Equity after tax: 14.0%

Results as at 30.06.2003

GROUP RETAIL AMS CIB

2

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

Results as at 30.06.2003

3

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

Results as at 30.06.2003

4

BNP PARIBAS

2Q03 - The Best NBI and GOI Since the Group was Created

In millions of euros

	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03
Net Banking Income	4,651	4,129	+12.6%	4,513	+3.1%
Operating Expenses and Dep.	-2,876	-2,708	+6.2%	-2,857	+0.7%
Gross Operating Income	1,775	1,421	+24.9%	1,656	+7.2%
Provisions	-318	-328	-3.0%	-339	-6.2%
Operating Income	1,457	1,093	+33.3%	1,317	+10.6%
Cost / Income	61.8%	65.6%	-3.8 pt	63.3%	-1.5 pt

At constant scope and exchange rates

	2Q03 / 2Q02
Net Banking Income	+17.2%
Operating Expenses and Dep.	+10.1%
Gross Operating Income	+30.4%

BNP PARIBAS

Group Results - Net Banking Income and Gross Operating Income on an Upward Trend

In millions of euros


Net Banking Income
4,129
4,040
4,203
4,513
4,651
2Q02
3Q02
4Q02
1Q03
2Q03
Gross Operating Income
1,421
1,312
1,438
1,656
1,775
2Q02
3Q02
4Q02
1Q03
2Q03

2Q03 - 902 Million Euros in Net Income Group Share

BNP PARIBAS

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03
Operating Income	**1,457**	**1,093**	**+33.3%**	**1,317**	**+10.6%**
Associated Companies	26	33	-21.2%	13	+100.0%
Gains and Provisions on Investments	104	551	-81.1%	240	-56.7%
Amortisation of Goodwill	-99	-82	+20.7%	-101	-2.0%
Non-Recurring Expense	-29	-68	-57.4%	-25	+16.0%
Non Operating Items	**2**	**434**	**-99.5%**	**127**	**-98.4%**
Pre-Tax Income	**1,459**	**1,527**	**-4.5%**	**1,444**	**+1.0%**
Tax Expense (1)	-520	-434	+19.8%	-378	+37.6%
Minority Interests (1)	-37	-86	-57.0%	-104	-64.4%
Net Income, Group Share	**902**	**1,007**	**-10.4%**	**962**	**-6.2%**

At constant scope and exchange rates	2Q03 / 2Q02
Pre-Tax Income	+0.8%
Net Income, Group Share	-5.1%

(1)€130mn reserve set aside for taxes in connection with Klépierre's coming adoption of a new tax status - Corresponding reduction in minority interests of €60mn

A Solid Balance Sheet

BNP PARIBAS

In billions of euros	30-Jun-03	31-Mar-03	31-Dec-02
Shareholders Equity, Group Share*	26.6	26.0	25.4
Total Capital ratio **	12.8%	11.6%	10.9%
Tier One ratio**	8.9%	8.7%	8.1%
Net Unrealised Capital Gains (1)	1.7	1.1	2.1
Doubtful Customers	14.80	15.05	15.25
Specific Provisions	9.90	9.95	10.05
Specific Provisions/ Doubtful Customers (2)	67%	66%	66%
Reserves for Country Risks	2.2	2.3	2.4
Reserve for General Banking Risks	1.0	1.0	1.0

In millions of euros	2Q03	1Q03	4Q02
Value at Risk 1 day 99% (end of period)	38	23	28
Average Quarterly Value at Risk (1day 99%)	27	26	32

(1) Cobepa goodwill deducted
(2)The calculation of the Coverage rate takes into account only Specific Provisions, excluding General Provisions, reserve for Country Risks and Reserve for General Banking Risk
*estimated as at 31 March
**based on estimated Risk Weighted Assets of E 280,5 bn as at 30 June

Ratings	
Moody's	Aa2
FitchRatings	AA
Standard & Poor's	AA-

BNP PARIBAS

Capital Management

- An opportunistic and disciplined acquisition strategy
  - →a targeted strategy (focussing on specific sectors and regions)
  - →strict acquisition parameters (limited implementation risks and stringent financial criteria)
- A 2 billion euro share buyback programme to be completed by the end of 2004
  - →approved by the Board of Directors on 30 July 2003
  - →in addition to the minimum amount of buybacks necessary to neutralise the shares issued to employees

Results as at 30.06.2003 GROUP RETAIL AMS CIB 9

BNP PARIBAS

Enhanced Corporate Governance

- The functions of Chairman and Chief Executive Officer split up in accordance with best international corporate governance practices
  - →Chairman of the Board of Director: Michel Pébereau
    - ▪ensures that good shareholders relations are established and maintained
    - ▪represents the Group in its high-level relations, particularly those with involving major clients
  - →Chief Executive Officer: Baudouin Prot
    - ▪manages the Group
    - ▪supervises the Group's core businesses and corporate functions

Results as at 30.06.2003 GROUP RETAIL AMS CIB 10

The New Organsiation

- Reorganisation of the Core Businesses
  - →RFS and IRB combined into one single core business: International Retail Banking and Financial Services (IRFS)
  - →Cortal Consors transferred to AMS
- Two Chief Operating Officers Appointed
  - →Georges Chodron de Courcel is in charge of the AMS and as well as CIB core businesses
  - →Jean Clamon is in charge of Retail Banking: FRB and IRFS

Results as at 30.06.2003 GROUP RETAIL AMS CIB 11

Presentation Overview

Results as at 30.06.2003 12

BNP PARIBAS

Retail Banking - Further Rise in ROE

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
4,750	**+1.3%**	**Net Banking Income**	**2,382**	**-0.7%**	**+0.6%**
-2,981	-0.5%	Operating Expenses and Dep.	-1,489	-3.5%	-0.2%
1,769	**+4.5%**	**Gross Operating Income**	**893**	**+4.4%**	**+1.9%**
-361	+13.2%	Provisions	-193	+20.6%	+14.9%
1,408	**+2.5%**	**Operating Income**	**700**	**+0.7%**	**-1.1%**
-148	+15.6%	Amortisation of Goodwill	-74	+4.2%	+0.0%
29	n.s.	Other Non Operating Items	17	n.s.	+41.7%
1,289	**+3.5%**	**Pre-Tax Income**	**643**	**+4.9%**	**-0.5%**
62.8%	-1.1 pt	Cost / Income	62.5%	-1.8 pt	-0.5 pt
9.3	-4.3%	Allocated Equity (€bn)			
28%	+2 pt	Pre-Tax ROE			

1H03 / 1H02	At constant scope and exchange rates	2Q03 / 2Q02
+1.7%	**Net Banking Income**	**+2.9%**
+1.1%	Operating Expenses and Dep.	+0.7%
+2.9%	**Gross Operating Income**	**+6.8%**
+1.6%	**Operating Income**	**+4.5%**
+3.5%	**Pre-Tax Income**	**+7.8%**



838
855
860
877
876
893
GOI in €mn
Cost / Income ratio
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03

BNP PARIBAS

Presentation Overview

- Retail Banking
  - **French Retail Banking**
  - International Retail Banking and Financial Services

BNP PARIBAS

FRB* - 28% ROE Before Tax in 1H03

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
2,412	**+1.8%**	**Net Banking Income**	**1,204**	**+3.6%**	**-0.3%**
1,005	-2.0%	Incl. Commissions	495	+1.9%	-2.9%
1,407	+4.7%	Incl. Interest Margin	709	+4.9%	+1.6%
-1,655	+2.2%	Operating Expenses and Dep.	-828	+2.3%	+0.1%
757	**+0.8%**	**Gross Operating Income**	**376**	**+6.5%**	**-1.3%**
-109	+10.1%	Provisions	-57	+7.5%	+9.6%
648	**-0.6%**	**Operating Income**	**319**	**+6.3%**	**-3.0%**
-5	n.s.	Non Operating Items	-1	n.s.	n.s.
643	**-0.8%**	***Pre-Tax Income***	**318**	**+7.4%**	**-2.2%**
-27	n.s.	Income Attributable to AMS	-14	-33.3%	+7.7%
616	**+1.3%**	**Pre-Tax Income of French Retail Bkg**	**304**	**+10.5%**	**-2.6%**
68.6%	+0.3 pt	Cost / Income	68.8%	-0.8 pt	+0.3 pt
4.5	-9.5%	Allocated Equity (Ebn)			
28%	+3 pt	Pre-Tax ROE			

* 100% of the French private banking from NBI to Pre-Tax Income lines

- NBI: +3.6% / 2Q02
  - → growth in fees (+1.9%/2Q02) despite the fall in financial markets
- Cost growth under control and in line with the target for 2003
- Moderate level of provisions compared to outstandings: 31 bp in 1H03

BNP PARIBAS

FRB* - Quarterly Trend in the NBI

In millions of euros


1 152
1 078
1 103
1 088
1 158
1 129
1 167
1 145
1 208
1 162
1 187
1 183
1 208
1 204
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q
2000
2001
2002
2003

- Net banking income*: a good second quarter

* 100% of the French private banking

BNP PARIBAS

FRB* - Fees Up


In millions of euros
486
+ 1.9%
495
67,1
+2.7%
68,9
241,2
+9.0%
262,8
177,4
-7.9%
163,4
2Q02
2Q03
Payment instruments
Other banking transactions
Savings and Stock Markets

- Impact of the equity markets' crisis on savings and stock markets transaction fees
- Good performance of other fees

* 100% of the French private banking

BNP PARIBAS

FRB - 2Q03 Business

In billions of euros	Outstandings 2Q03	% Change 1year 2Q03/2Q02	% Change 1 quarter 2Q03/1Q03
LENDINGS (1)			
Total Loans	71.1	-2.0%	-1.1%
Individual Customers	31.3	+7.9%	+1.9%
Incl. Mortgages	25.2	+9.9%	+2.2%
Incl. Consumer Lending	6.1	+0.5%	+1.0%
Corporates	36.4	-9.1%	-3.5%
DEPOSITS and SAVINGS (1)			
Cheque and Current Accounts	28.2	+1.0%	+3.2%
Savings Accounts	32.5	+15.5%	+5.6%
Market Rate Deposits	7.9	-23.1%	-15.3%
FUNDS UNDER MANAGEMENT (2)			
Life Insurance	34.3	+10.1%	+3.4%
Mutual Funds (3)	56.5	+4.4%	+7.1%

(1) Average cash Outstandings (2) Outstandings at the end of the period
(3) These statistics do not include mutual funds assets located in Luxembourg (Parvest)

- **Gross interest margin: 3.67%* (3.61% in 1Q03, +29 bp in one year)**
- **Rise in savings account assets and decrease in market rate deposits**

**One year sliding average*

BNP PARIBAS

FRB - 2Q03 Business

- Savings
  - → good performance in placement of long-term mutual funds
    - ▪ 10.0% market share as at 30/6/03 (9.8% in 2002) *Source: Europerformance*
  - → successful launch of *SPEEDER*, the new life-insurance product (Guaranteed investment fund, €260mn in funds gathered)

- Consumer Lending: sharp rise in production
  - → mortgage lending: +35%/1Q03 and +43%/2Q02
  - → successful launch of *CREDIT POWER* (amortising consumer credit)

- Corporate Customers
  - → roll-out of the new dedicated sales and marketing organisation (target: 2/3 of customers covered by the end of 2003)
  - → expanded cross-selling
    - ▪ CIB - Fixed Income: sales of interest rate and FX hedging products doubled
    - ▪ ARVAL PHH: 30% growth in vehicles managed for FRB customers

BNP PARIBAS

FRB - Individual Customers Growth in the Number of Cheque and Current Accounts


+43,000
+64,000
+72,700
+97,000*
+104,000
+45,700
+54,000
1998
1999
2000
2001
2002
1H02
1H03

* to which are added 30,000 new customers from the Treasury network

- Continued expansion of the customer base

BNP PARIBAS

Presentation Overview

- Retail Banking
  - French Retail Banking
  - **International Retail Banking and Financial Services**

Results as at 30.06.2003

21

BNP PARIBAS

IRFS - 2.6 Point Improvement in the Cost/Income Ratio

The IRFS core business combines:

→ *BancWest, emerging and overseas markets (former IRB core business)*

→ *Cetelem, BNP Paribas Lease Group, UCB and Arval PHH (former RFS core business, except for Cortal Consors)*

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
2,409	+0.5%	**Net Banking Income**	1,214	-4.7%	+1.6%
-1,370	-3.2%	Operating Expenses and Dep.	-684	-8.9%	-0.3%
1,039	+5.8%	**Gross Operating Income**	530	+1.3%	+4.1%
56.9%	-2.1 pt	Cost / Income	56.3%	-2.6 pt	-1.1 pt

1H03 / 1H02	At constant scope and exchange rates	2Q03 / 2Q02
+2.3%	**Net Banking Income**	+2.8%
+0.8%	Operating Expenses and Dep.	+0.3%
+4.3%	**Gross Operating Income**	+6.4%

- GOI up +6.4% / 2Q02 at constant scope and exchange rates

Results as at 30.06.2003

IRFS
GROUP RETAIL AMS CIB

22

BNP PARIBAS

IRFS - Improved ROE

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
1,039	+5.8%	**Gross Operating Income**	530	+1.3%	+4.1%
-252	+14.5%	Provisions	-136	+27.1%	+17.2%
787	+3.3%	**Operating Income**	394	-5.3%	+0.3%
-148	+15.6%	Amortisation of Goodwill	-74	+4.2%	+0.0%
34	n.s.	Other Non Operating Items	19	n.s.	+26.7%
673	+5.7%	**Pre-Tax Income**	339	+0.3%	+1.5%
4.8	+0.9%	Allocated Equity (€bn)			
28%	+1 pt	Pre-Tax ROE			

1H03 / 1H02	At constant scope and exchange rates	2Q03 / 2Q02
+4.3%	**Gross Operating Income**	+6.4%
+7.7%	Provisions	+21.0%
+3.3%	**Operating Income**	+2.4%
+7.5%	**Pre-Tax Income**	+7.5%

- Provisions up moderately in 1H03 at constant scope and exchange rates (+7.7%)
- An increase of €22mn in provisions in 2Q03, at constant scope and exchange rates, mainly due to:
  - → a base effect: €10mn differential impact on the net increase in provisions due to a high level of provision write-backs at UCB in 2Q02
  - → Cetelem: +11%, +€8mn / 2Q02

BNP PARIBAS

IRFS - BancWest 2Q03 : Results in Line with Objectives

- NBI: +0.8%/2Q02 at constant scope and exchange rates
  - →cautious credit policy (mortgages, corporate lending) limiting the growth in outstandings at 3.7%
  - →pressure on interest rate margins as a result of falling interest rates (4.39% compared to 4.65% in 2Q02 and 4.47% in 1Q03)
- Costs: -3.0%/2Q02 at constant scope and exchange rates
  - →impact of savings achieved as a result of the integration
- Risks: new improvement in the quality of the portfolio
  - →NPLs/Loans : 0.75% (0.97% as at 31/3/03 and 1.01% as at 31/12/2002)
- Operating income: +5.8%/2Q02 at constant scope and exchange rates

BNP PARIBAS

IRFS - 1H03 Highlights

- Cetelem
  - →Good performance in Italy, Spain, Hungary and in the UK
    - ▪outstandings up +19.7%/1H02 outside France
  - →Results up sharply compared to 1H02
    - ▪GOI: +9% at constant scope and exchange rates
    - ▪pre-tax income: +12% at constant scope and exchange rates
  - →Facet:
    - ▪cost and revenue synergies in line with initial estimates

- UCB
  - →Outstandings up 22.7% outside France
  - →4,300 new accounts opened in the French Retail Banking network in 1H03

Results as at 30.06.2003

IRFS
GROUP RETAIL AMS CIB 25

BNP PARIBAS

IRFS - 1H03 Highlights

- BNP Paribas Lease Group
  - →In France: business down because of the environment (production: -5% /1H02), but margins up sharply
  - →Outside France: business up (production: +9%/1H02) and margins up
  - →GOI: +4%/1H02 at constant scope and exchange rates
  - →Pre-tax income: +6%/1H02 at constant scope and exchange rates

- Arval PHH
  - →Arval PHH's managed fleet +13.4% in Continental Europe (+22.4% excluding France), but down 26.5% in the UK (Termination of 3 low margin contracts with car rental companies)
  - →GOI: +15% /1H02
  - →Pre-tax income: €30mn compared to €18mn in 1H02

Results as at 30.06.2003

IRFS
GROUP RETAIL AMS CIB 26

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- **Asset Management & Services**
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

Results as at 30.06.2003

27

BNP PARIBAS

AMS - Upturn in Profitability Compared to 1Q03

Henceforth, AMS includes Cortal Consors' results. The historial data has been restated.

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
1,197	**-0.4%**	**Net Banking Income**	**614**	**+5.1%**	**+5.3%**
-835	+10.4%	Operating Expenses and Dep.	-416	+8.9%	-0.7%
362	**-18.8%**	**Gross Operating Income**	**198**	**-2.0%**	**+20.7%**
-3	n.s.	Provisions	0	n.s.	n.s.
359	**-19.7%**	**Operating Income**	**198**	**+0.0%**	**+23.0%**
-36	+260.0%	Amortisation of Goodwill	-18	+260.0%	+0.0%
-8	+60.0%	Other Non Operating Items	-3	-70.0%	-40.0%
315	**-27.1%**	**Pre-Tax Income**	**177**	**-3.3%**	**+28.3%**
69.8%	+6.9 pt	Cost / Income	67.8%	+2.4 pt	-4.1 pt

1H03 / 1H02	At constant scope and exchange rates	2Q03 / 2Q02
-8.1%	**Net Banking Income**	**-3.0%**
-1.6%	Operating Expenses and Dep.	-3.0%
-18.8%	**Gross Operating Income**	**-3.0%**
-22.2%	**Pre-Tax Income**	**-2.6%**

- GOI up +20.7%/1Q03
  - → Equity markets stabilised
  - → Effects of the cost-cutting strategy (reduced operating expenses and depreciation/1Q03: -0.7%)

Results as at 30.06.2003

GROUP RETAIL AMS CIB

28

BNP PARIBAS

€5.8bn in Net Assets Gathered in 1H03

- Annualised effect of net new money : +4.6% in 1H03

Assets under Management



In billions of euros
255
+3.4
-7.5
+9.0
260
+2.4
+6.3
-0.7
268
Net new money
Performance & change
Scope 2 & others
Net new money
Performance & change
Scope & others
95
160
91
169
94
174
Total private banking assets
Total other net assets 1
31.12.02
31.03.03
30.06.03

[1] Asset Management + Cortal + Insurance net of double accounting
[2] Consors and Shinhan joint-venture consolidated

Results as at 30.06.2003 GROUP RETAIL AMS CIB 29

BNP PARIBAS

Wealth and Asset Management - 2Q03

Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors

- Improved gross operating income: +6.7%/1Q03
- Asset Management and Private Banking: continued cost-cutting efforts
  - → NBI: +0.4%/1Q03 and operating expenses and depreciation: -2.4%/1Q03
  - → Aggressive product offering
    - Strong business in preferred shares and perpetual bonds
    - Successful launch of the *PARVEST* product range
    - New alternative funds developed
- Cortal Consors: back to break-even in operating terms after integration of Consors, despite unfavourable market conditions
  - → 1.1 million customers: # 1 in Europe
  - → Growth in revenues: +7.8%/1Q03
    - Sharp rise in business in Germany: 19% growth in the number of orders/1Q03
  - → Synergies implemented
    - Consors Germany's Active Trader software application available to French customers
    - Business integration of Consors and Cortal in France (migration of customers and merging of teams)

Results as at 30.06.2003 WAM GROUP RETAIL AMS CIB 30

Insurance and Securities Services - 2Q03

- Insurance
  - →NBI: +9.8% / 1Q03, (write-back of provision set aside on the equity portfolio in 1Q03)
  - →Costs: -1.1%/1Q03
  - →Sales reflect a high proportion of unit-linked products (28% in 2Q03 compared to <20% for the market)
  - →FRB's death and disability coverage offering revamped
  - →Continued expansion of the death and disability business outside France (+13.3%)
- Securities Services
  - →NBI: +6.7%/1Q03, Costs: -2.5%/1Q03
  - →Rebound in assets in custody since March 2003 (+8.4%)
  - →Drop in the number of transactions (netting in Germany)
  - →Prize for the best regional custodian for Europe (Global Investor Magazine)

Insurance & Securities Services

GROUP RETAIL AMS CIB

Results as at 30.06.2003

31

Presentation Overview

Results as at 30.06.2003

32

BNP PARIBAS

CIB - Very Strong Revenues and Results

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
3,103	**+17.4%**	**Net Banking Income**	**1,545**	**+39.3%**	**-0.8%**
1,968	*+48.6%*	*Incl. Trading Revenues**	*970*	*+101.7%*	*-2.8%*
-1,823	+11.8%	Operating Expenses and Dep.	-925	+24.3%	+3.0%
1,280	**+26.5%**	**Gross Operating Income**	**620**	**+69.9%**	**-6.1%**
-316	+12.5%	Provisions	-142	+6.0%	-18.4%
964	**+31.9%**	**Operating Income**	**478**	**+106.9%**	**-1.6%**
-6	n.s.	Non Operating items	-3	n.s.	+0.0%
958	**+27.7%**	**Pre-Tax Income**	**475**	**+88.5%**	**-1.7%**
58.7%	-3.0 pt	Cost / Income	59.9%	-7.2 pt	+2.3 pt
7.0	-14.7%	Allocated Equity (Ebn)			
27%	+9 pt	Pre-Tax ROE			

*Including customer activity and related revenues

- **Results comparable to the already strong results in 1Q03**
- **27% ROE before tax for 1H03**

Results as at 30.06.2003

GROUP RETAIL AMS CIB 33

BNP PARIBAS

CIB - Position as Leader Confirmed

	1S03	2002*
FIXED-INCOME (worldwide)		
All Invest.-grade bonds in euros (bookrun.)	# 3	# 5
All Corporate bonds in euros (bookrun.)	# 2	# 3
All bonds in euros, bookrunners	# 3	# 9
All Euromarket issues, bookrunners	# 5	# 10
STRUCTURED FINANCING		
Top bookrunner of Synd. Credits worldwide (volume)	# 7	# 8
Top bookrunner of Synd. Credits EMEA (volume)	# 5	# 5
European Leveraged loans, bookrunners	#1	#8
CORPORATE FINANCE		
International EMEA Convertible issues	# 7	# 6
M&A Europe, completed deals (by amount)	#13	# 12

*Year 2002

Source: IFR - Thomson Financial

Results as at 30.06.2003

GROUP RETAIL AMS CIB 34

Financing Businesses - Held Up in an Unfavourable Business Environment

BNP PARIBAS

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
986	-9.2%	**Net Banking Income**	490	-6.7%	-1.2%
-478	-10.2%	Operating Expenses and Dep.	-241	-9.7%	+1.7%
508	-8.3%	**Gross Operating Income**	249	-3.5%	-3.9%
-324	+18.2%	Provisions	-142	+3.6%	-22.0%
184	-34.3%	**Operating Income**	107	-11.6%	+39.0%
-9	n.s.	Non Operating items	0	n.s.	n.s.
175	-38.6%	**Pre-Tax Income**	107	-15.1%	+57.4%
48.5%	-0.5 pt	Cost / Income	49.2%	-1.7 pt	+1.4 pt
4.4	-5.2%	Allocated Equity (Ebn)			
8%	-4 pt	Pre-Tax ROE			

- Energy, Commodities, Export and Project revenues held up despite the combined effect of the falling USD and the drop in the oil prices
- Continued selective credit policy in a context of weak demand
- Additional €60mn general provision set aside

Financing businesses

GROUP RETAIL AMS CIB 35

Results as at 30.06.2003

Advisory and Capital Markets - Consolidation of the Strong Rebound in Results in 1Q03

BNP PARIBAS

1H03	1H03 / 1H02	In millions of euros	2Q03	2Q03 / 2Q02	2Q03 / 1Q03
2,117	+36.0%	**Net Banking Income**	1,055	+80.7%	-0.7%
-1,345	+22.4%	Operating Expenses and Dep.	-684	+43.4%	+3.5%
772	+68.6%	**Gross Operating Income**	371	+246.7%	-7.5%
8	n.s.	Provisions	0	n.s.	n.s.
780	+72.9%	**Operating Income**	371	+237.3%	-9.3%
3	-78.6%	Non Operating items	-3	n.s.	n.s.
783	+68.4%	**Pre-Tax Income**	368	+192.1%	-11.3%
63.5%	-7.1 pt	Cost / Income	64.8%	-16.9 pt	+2.6 pt
2.6	-27.1%	Allocated Equity (Ebn)			
60%	+34 pt	Pre-Tax ROE			

- Revenues: Good performance of fixed income and of equity derivatives
- Acquired Zurich Financial Services' fund derivative business in the US

Advisory and Cap.markets

GROUP RETAIL AMS CIB 36

Results as at 30.06.2003

BNP PARIBAS

VAR (1 day - 99%) by Type of Risk

In millions of euros



Total 42 54 41 31 27 28 39 37 56 32 40 28 23 38
Interest rate
Securities
Change
Commodities
Netting
31.03.00
30.06.00
30.09.00
29.12.00
31.03.01
29.06.01
28.09.01
31.12.01
29.03.02
28.06.02
30.09.02
31.12.02
31.03.03
30.06.03

BNP PARIBAS

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- Corporate & Investment Banking
- **BNP Paribas Capital**
- Conclusion

BNP Paribas Capital - 2Q03

1H03	1H02	In millions of euros	2Q03	2Q02	1Q03
397	517	Net Capital Gains	67	392	330
-6	-7	Other Net Income	24	11	-30
-19	-23	Operating Expenses and Dep.	-11	-11	-8
372	487	Pre-Tax Income	80	392	292

- **Only one significant disposal: the balance of the equity investment in Mobistar**
- The portfolio value held up well
  - → **Estimated value of the portfolio: €3.8bn** (€3.7bn as of 31/3/03)
  - → **Net unrealised* capital gains: €1.0bn** (€0.8bn as of 31/3/03)

*net of Cobepa's goodwill (€0.2bn)

Presentation Overview

- Group Results
- Retail Banking
- Asset Management & Services
- Corporate & Investment Banking
- BNP Paribas Capital
- Conclusion

BNP PARIBAS

2Q03 Results

Good operating performance in the three core businesses:

- A further rise in retail banking's return on equity
- A rebound in AMS's results
- Further high level of revenues and income for CIB

A limited contribution of equity portfolios

€902mn in Net Income

Results as at 30.06.2003

GROUP RETAIL AMS CIB 41

BNP PARIBAS

Results as at 30 June 2003

2nd quarter 2003
The best NBI and GOI since the Group was created

NBI up 12.6%/2Q02
GOI up 24.9%/2Q02
Provisions stable
Non-Operating Items down €432mn
Net Income Group Share: €902mn (-10.4% /2Q02)

1st half 2003
NBI: €9,164mn (+7.2%)
GOI: €3,431mn (+11.1%)
Net Income Group Share: €1,864mn (-8.0%)
Return on Equity after tax:14.0%

Results as at 30.06.2003

GROUP RETAIL AMS CIB 42

BNP PARIBAS

Results as at 30 June 2003

Results as at 30.06.2003

43

BNP PARIBAS

Notes - Group Results

Results as at 30.06.2003

44

BNP PARIBAS

Group Results - 1H03

In millions of euros	1H03	1H02	1H03 /1H02	At constant scope and exchange rates
Net Banking Income	**9,164**	**8,550**	**+7.2%**	+10.9%
Operating Expenses and Dep.	-5,733	-5,462	+5.0%	+7.3%
Gross Operating Income	**3,431**	**3,088**	**+11.1%**	+17.5%
Provisions	-657	-628	+4.6%	
Operating Income	**2,774**	**2,460**	**+12.8%**	
Associated Companies	39	59	-33.9%	
Gains and Provisions on Investments	344	751	-54.2%	
Amortisation of Goodwill	-200	-166	+20.5%	
Non-Recurring Expense	-54	-69	-21.7%	
Non Operating Items	**129**	**575**	**-77.6%**	
Pre-Tax Income	**2,903**	**3,035**	**-4.3%**	+3.0%
Tax Expense	-898	-838	+7.2%	
Minority Interests	-141	-171	-17.5%	
Net Income, Group Share	**1,864**	**2,026**	**-8.0%**	-1.0%
Cost / Income	**62.6%**	**63.9%**	**-1.3 pt**	
Annualised Pre-Tax ROE	**14.0%**	**16.1%**		

Results as at 30.06.2003

GROUP RETAIL AMS CIB 45

BNP PARIBAS

Geographic Breakdown of Commitments



Other European countries 5%
France 40%
Japan 1%
Asia-Pacific 6%
Africa & Middle East 3%
Latin America 3%
BancWest 8%
North America (excl. BancWest) 16%
Western Europe 18%

Gross credits + Off-balance sheet commitments, unweighted (€384 bn as at 30.06.03)

Results as at 30.06.2003

GROUP RETAIL AMS CIB 46

BNP PARIBAS

Breakdown of Commitments by Industy



Food processing 3%
Telecoms 3%
Transportation 3%
Insurance 4%
Car manufacturing 2%
Others <1% each 9%
Construction 2%
Chemicals 2%
Wholesale trade 7%
Retail 2%
Energy 3%
Household appliances 1%
Technology 2%
Real Estate 3%
Leisure 1%
Manufacturing 1%
Materials 2%
Machinery 2%
Mining 3%
Private individuals and self employed 27%
Business services 3%
Utilities 1%
States, local governments and fin. instit. 14%

Gross credits + Off-balance sheet commitments,
unweighted (€384 bn as at 30.06.03)

Results as at 30.06.2003

GROUP RETAIL AMS CIB 47

BNP PARIBAS

Equity Allocated to the Core Businesses

In billions of euros	1H03	1H02	% change
Retail Banking	9.3	9.7	-4.3%
French Retail Banking	4.5	4.9	-9.5%
International Retail Banking and Financial Services	4.8	4.8	+0.9%
Asset Management and Services	2.9	2.9	-0.1%
Asset Management and Private Banking	0.8	0.8	-7.6%
Insurance	1.8	1.6	+9.2%
Securities Services	0.3	0.4	-26.9%
Corporate and Investment Banking	7.0	8.2	-14.7%
Advisory and Capital Markets	2.6	3.6	-27.1%
Financing Businesses	4.4	4.7	-5.2%
BNP Paribas Capital	1.3	1.7	-26.4%
Total Operational Businesses	20.5	22.6	-9.3%

Results as at 30.06.2003

GROUP RETAIL AMS CIB 48

BNP PARIBAS

Number of Shares

in millions	1H02	2002	1H03
Number of Shares (end of period)	895.1	895.2	895.9
Number of Shares excluding Treasury Shares (end of period)	879.0	867.3	869.9
Average number of Shares outstanding excluding Treasury Shares	869.9	871.5	869.0

Results as at 30.06.2003

GROUP RETAIL AMS CIB 49

BNP PARIBAS

Notes- French Retail Banking

Results as at 30.06.2003

50

BNP PARIBAS

French Retail Banking *

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,204**	**1,162**	**+3.6%**	**1,208**	**-0.3%**	**2,412**	**2,370**	**+1.8%**
Incl. Commissions	*495*	*486*	*+1.9%*	*510*	*-2.9%*	*1,005*	*1,026*	*-2.0%*
Incl. Interest Margin	*709*	*676*	*+4.9%*	*698*	*+1.6%*	*1,407*	*1,344*	*+4.7%*
Operating Expenses and Dep.	-828	-809	+2.3%	-827	+0.1%	-1,655	-1,619	+2.2%
Gross Operating Income	**376**	**353**	**+6.5%**	**381**	**-1.3%**	**757**	**751**	**+0.8%**
Provisions	-57	-53	+7.5%	-52	+9.6%	-109	-99	+10.1%
Operating Income	**319**	**300**	**+6.3%**	**329**	**-3.0%**	**648**	**652**	**-0.6%**
Non Operating items	-1	-4	n.s.	-4	n.s.	-5	-4	n.s.
Pre-Tax Income	**318**	**296**	**+7.4%**	**325**	**-2.2%**	**643**	**648**	**-0.8%**
Income Attributable to AMS	-14	-21	-33.3%	-13	+7.7%	-27	-40	n.s.
Pre-Tax Income of French Retai	**304**	**275**	**+10.5%**	**312**	**-2.6%**	**616**	**608**	**+1.3%**
Cost/ Income	68.8%	69.6%	-0.8 pt	68.5%	+0.3 pt	68.6%	68.3%	+0.3 pt
Allocated Equity (Ebn)						4.5	4.9	
Pre-Tax ROE						28%	25%	

* 100% of the French private banking from NBI to Pre-Tax Income lines

BNP PARIBAS

FRB - Variation in Total Lending

Average outstandings in billions of euros


73.8
77.8
76.9
77.2
73.1
72.6
71.9
72.0
71.8
71.1
20,9
21,4
22
22,3
22,7
22,9
23,5
24,1
24,6
25,2
6,0
6,0
6,1
6,1
6,1
6,1
6,1
6,1
6,1
6,1
43.1*
46,7*
45,2
44,2
40,8
40,0
38,8
38,3
37,7
36,4
3,8
3,7
3,6
3,5
3,6
3,5
3,5
3,5
3,4
3,4
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Q2 02
Q3 02
Q4 02
Q1 03
Q2 03
Total loans
Mortgages
Consumer
Corporate

* Windfall transactions recorded in the 1st half 2001

BNP PARIBAS

FRB- Variation in Deposits and Funds Under Management



Average outstandings in billions of euros
25,4 27,0 28,8 28,0 28,8 27,9 28,0 28,6 27,3 28,2
27,1 26,8 26,6 26,6 28,0 28,1 28,1 28,3 30,8 32,5
10,7 11,2 11,2 10,9 11,1 10,3 10,6 10,5 9,4 7,9
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03
Cheque and current accounts
Savings accounts
Market rate deposits
Outstandings end of period in billions of euros
Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03
Mutual funds¹
Incl. MLT Mutual funds : (CAC 40 index : -20.9% / 30.06.02)
Life Insurance

¹ Mutual funds: Europerformance (French mutual funds); these statistics do not include mutual fund assets located outside France, in particular Parvest

Results as at 30.06.2003

GROUP FRB RETAIL AMS CIB

53

BNP PARIBAS

Notes - International Retail Banking and Financial Services

Results as at 30.06.2003

54

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,214**	**1,274**	**-4.7%**	**1,195**	**+1.6%**	**2,409**	**2,398**	**+0.5%**
Operating Expenses and Dep.	-684	-751	-8.9%	-686	-0.3%	-1,370	-1,416	-3.2%
Gross Operating Income	**530**	**523**	**+1.3%**	**509**	**+4.1%**	**1,039**	**982**	**+5.8%**
Provisions	-136	-107	+27.1%	-116	+17.2%	-252	-220	+14.5%
Operating Income	**394**	**416**	**-5.3%**	**393**	**+0.3%**	**787**	**762**	**+3.3%**
Amortisation of Goodwill	-74	-71	+4.2%	-74	+0.0%	-148	-128	+15.6%
Other Non Operating Items	19	-7	n.s.	15	+26.7%	34	3	n.s.
Pre-Tax Income	**339**	**338**	**+0.3%**	**334**	**+1.5%**	**673**	**637**	**+5.7%**
Cost / Income	56.3%	58.9%	-2.6 pt	57.4%	-1.1 pt	56.9%	59.0%	-2.1 pt
Allocated Equity (Ebn)						4.8	4.8	+0.9%
Pre-Tax ROE						28%	27%	*+1 pt*

At constant scope and exchange rates	2Q03 / 2Q02	1H03 / 1H02
Net Banking Income	**+2.8%**	**+2.3%**
Operating Expenses and Dep.	+0.3%	+0.8%
Gross Operating Income	**+6.4%**	**+4.3%**
Operating Income	**+2.4%**	**+3.3%**
Pre-Tax Income	**+7.5%**	**+7.5%**

BNP PARIBAS

Financial Services

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**680**	**630**	**+7.9%**	**644**	**+5.6%**	**1,324**	**1,236**	**+7.1%**
Operating Expenses and Dep.	-385	-390	-1.3%	-375	+2.7%	-760	-756	+0.5%
Gross Operating Income	**295**	**240**	**+22.9%**	**269**	**+9.7%**	**564**	**480**	**+17.5%**
Provisions	-107	-72	+48.6%	-91	+17.6%	-198	-160	+23.8%
Operating Income	**188**	**168**	**+11.9%**	**178**	**+5.6%**	**366**	**320**	**+14.4%**
Amortisation of Goodwill	-36	-24	+50.0%	-34	+5.9%	-70	-48	+45.8%
Other Non Operating Items	20	17	+17.6%	17	+17.6%	37	29	+27.6%
Pre-Tax Income	**172**	**161**	**+6.8%**	**161**	**+6.8%**	**333**	**301**	**+10.6%**
Cost / Income	56.6%	61.9%	-5.3 pt	58.2%	-1.6 pt	57.4%	61.2%	-3.8 pt
Allocated Equity (Ebn)						2.8	2.7	
Pre-Tax ROE						23%	22%	

- Historical data excluding Cortal Consors
- Rise in provisions in 2Q03 due mainly to:
  - → a base effect: +€10mn differential impact on net increase in provisions due to a high level of provision write-backs at UCB in 2Q02
  - → a scope effect: +€10mn, in particular Facet
  - → Cetelem at constant scope and exchange rates (+€8mn,+11%/2Q02)
  - → BPLG at constant scope and exchange rates (+€5mn,+34%/2Q02)

International Retail Banking

BNP PARIBAS

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**534**	**644**	**-17.1%**	**551**	**-3.1%**	**1,085**	**1,162**	**-6.6%**
Operating Expenses and Dep.	-299	-361	-17.2%	-311	-3.9%	-610	-660	-7.6%
Gross Operating Income	**235**	**283**	**-17.0%**	**240**	**-2.1%**	**475**	**502**	**-5.4%**
Provisions	-29	-35	-17.1%	-25	+16.0%	-54	-60	-10.0%
Operating Income	**206**	**248**	**-16.9%**	**215**	**-4.2%**	**421**	**442**	**-4.8%**
Amortisation of Goodwill	-38	-47	-19.1%	-40	-5.0%	-78	-80	-2.5%
Other Non Operating Items	-1	-24	-95.8%	-2	-50.0%	-3	-26	-88.5%
Pre-Tax Income	**167**	**177**	**-5.6%**	**173**	**-3.5%**	**340**	**336**	**+1.2%**
Cost / Income	56.0%	56.1%	-0.1 pt	56.4%	-0.4 pt	56.2%	56.8%	-0.6 pt
Allocated Equity (Ebn)						2.0	2.0	
Pre-Tax ROE						34%	33%	

- **Effect of the fall in the value of the dollar**
- **Difficult business setting for emerging and overseas markets**

Results as at 30.06.2003

IRB — GROUP RETAIL AMS CIB

57

RFS - Managed Outstandings

BNP PARIBAS

In billions of euros	June-03	June-02	%Change 1 year / June-02	Dec-02	%Change 1 half year / Dec-02
Cetelem MT + ST	**27,9**	**25,5**	**+9,4%**	**27,8**	**+0,3%**
France 1	17,9	17,1	+4,4%	18,5	-3,2%
Outside France	10,0	8,4	+19,7%	9,3	+7,4%
BNP Paribas Lease Group MT	**15,6**	**16,6**	**-6,0%**	**15,8**	**-1,4%**
France 1	12,5	13,9	-10,5%	12,6	-1,2%
Europe (outside France) 2	3,1	2,7	+17,4%	3,2	-2,0%
UCB	**15,0**	**13,7**	**+9,1%**	**14,3**	**+4,6%**
France Individuals	8,9	8,8	+1,6%	8,9	+0,9%
Europe (outside France)	6,0	4,9	+22,7%	5,4	+10,5%
Long Term Leasing with Services	**4,3**	**4,4**	**-2,2%**	**4,5**	**-4,2%**
France	1,4	1,6	-11,7%	1,6	-12,4%
Europe (outside France)	2,9	2,8	+3,2%	2,9	+0,4%
ARVAL PHH					
Total Managed Vehicles (in thousands)	**607**	**672**	**-9,6%**	**650**	**-6,5%**
France	177	165	+6,9%	171	+3,5%
Continental Europe (excl. France)	145	119	+22,4%	135	+7,7%
United Kingdom	285	388	-26,5%	344	-17,1%

1 Transfer of Crédit Universel Outstandings (E1.2bn) from BNP Paribas Lease Group to Cetelem in 4Q02

2 Impact of CNH in 4Q02 : +E 0.3bn

3 Termination of three low margin contracts with car rental companies

Results as at 30.06.2003

FS — GROUP RETAIL AMS CIB

58

BNP PARIBAS

FS Subsidiairies - Contribution to 1H03 Result

In millions of euros	Cetelem	BNP Paribas Lease Group	UCB	Long Term Leasing with Services	Others	Total FS
Gross Operating Income	364	92	65	62	-19	564
Change % 1H03/1H02	+25.1%	-10.7%	+18.2%	+14.8%	+11.8%	+17.5%
Pre-Tax Income	200	59	83	30	-39	333
Change % 1H03/1H02	+11.1%	-9.2%	=	+66.7%	+2.6%	+10.6%

Results as at 30.06.2003

FS
GROUP RETAIL AMS CIB

59

BNP PARIBAS

BancWest CORPORATION



Non Performing assets/ loans and foreclosed properties
1,5%
1,0%
0,5%
0,0%
1,01%
0,86%
0,78%
1,01%
1,06%
1,04%
1,12%
1,01%
0,97%
0,75%
'99
'00
'01
'02
1Q 02
2Q 02
3Q 02
4Q 02
1Q03
2Q 03

After the acquisition of UCB



Charge-offs nets/ Average total loans and leases
1,2%
1,0%
0,8%
0,6%
0,4%
0,2%
0,0%
0,42%
0,37%
0,55%
0,53%
0,31%
0,47%
0,49%
0,18%
0,38%
'99
'00
'01
'02
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03



Allowance for loans and leases losses/ total loans and leases
2,5%
2,0%
1,5%
1,0%
1,29%
1,23%
1,28%
1,58%
1,59%
1,60%
1,60%
1,58%
1,64%
1,56%
'Dec 99
'Dec 00
'Dec 01
'Dec 02
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03

Total Assets: $36.4bn (+7.3%/30.6.02)

Total Deposits: $25.0bn (+3.8%/30.6.02)

Total Loans and leases: $25.1bn (+3.7%/30.6.02)

Results as at 30.06.2003

IRB
GROUP RETAIL AMS CIB

60

Notes- Asset Management and Services

Results as at 30.06.2003

61

Private Banking, Asset Management, Cortal Consors, Insurance and Securities Services

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**614**	**584**	**+5.1%**	**583**	**+5.3%**	**1,197**	**1,202**	**-0.4%**
Operating Expenses and Dep.	-416	-382	+8.9%	-419	-0.7%	-835	-756	+10.4%
Gross Operating Income	**198**	**202**	**-2.0%**	**164**	**+20.7%**	**362**	**446**	**-18.8%**
Provisions	0	-4	n.s.	-3	n.s.	-3	1	n.s.
Operating Income	**198**	**198**	**+0.0%**	**161**	**+23.0%**	**359**	**447**	**-19.7%**
Amortisation of Goodwill	-18	-5	+260.0%	-18	+0.0%	-36	-10	+260.0%
Other Non Operating Items	-3	-10	-70.0%	-5	-40.0%	-8	-5	+60.0%
Pre-Tax Income	**177**	**183**	**-3.3%**	**138**	**+28.3%**	**315**	**432**	**-27.1%**
Cost / Income	67.8%	65.4%	+2.4 pt	71.9%	-4.1 pt	69.8%	62.9%	+6.9 pt
Allocated Equity (Ebn)						2.9	2.9	

- Transfer of Cortal Consors (historical data restated)
- Full integration of Consors and Cogent as of 1st January 2003

At constant scope and exchange rates	2Q03 / 2Q02	1H03 / 1H02
Net Banking Income	**-3.0%**	**-8.1%**
Operating Expenses and Dep.	-3.0%	-1.6%
Gross Operating Income	**-3.0%**	**-18.8%**
Pre-Tax Income	**-2.6%**	**-22.2%**

Results as at 30.06.2003 GROUP RETAIL AMS CIB 62

BNP PARIBAS

Wealth and Asset Management

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	275	289	-4.8%	270	+1.9%	545	582	-6.4%
Operating Expenses and Dep.	-211	-204	+3.4%	-210	+0.5%	-421	-407	+3.4%
Gross Operating Income	64	85	-24.7%	60	+6.7%	124	175	-29.1%
Provisions	0	-8	n.s.	-3	n.s.	-3	-4	-25.0%
Operating Income	64	77	-16.9%	57	+12.3%	121	171	-29.2%
Amortisation of Goodwill	-8	-3	+166.7%	-9	-11.1%	-17	-4	+325.0%
Other Non Operating Items	-4	-5	-20.0%	-3	+33.3%	-7	-6	+16.7%
Pre-Tax Income	52	69	-24.6%	45	+15.6%	97	161	-39.8%
Cost / Income	76.7%	70.6%	+6.1 pt	77.8%	-1.1 pt	77.2%	69.9%	+7.3 pt

- Wealth and Asset Management = Private Banking + Asset Management + Cortal Consors
  - → Transfer of Cortal Consors and historical data restated
  - → Consors fully integrated as of 1st January 2003

WAM
GROUP RETAIL AMS CIB

BNP PARIBAS

Insurance

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	180	152	+18.4%	164	+9.8%	344	336	+2.4%
Operating Expenses and Dep.	-86	-85	+1.2%	-87	-1.1%	-173	-169	+2.4%
Gross Operating Income	94	67	+40.3%	77	+22.1%	171	167	+2.4%
Provisions	0	4	n.s.	0	n.s.	0	5	n.s.
Operating Income	94	71	+32.4%	77	+22.1%	171	172	-0.6%
Non Operating Items	3	2	+50.0%	-1	n.s.	2	7	-71.4%
Pre-Tax Income	97	73	+32.9%	76	+27.6%	173	179	-3.4%
Cost / Income	47.8%	55.9%	-8.1 pt	53.0%	-5.2 pt	50.3%	50.3%	+0.0 pt

Insurance
GROUP RETAIL AMS CIB

BNP PARIBAS

Securities Services

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**159**	**143**	**+11.2%**	**149**	**+6.7%**	**308**	**284**	**+8.5%**
Operating Expenses and Dep.	-119	-93	+28.0%	-122	-2.5%	-241	-180	+33.9%
Gross Operating Income	**40**	**50**	**-20.0%**	**27**	**+48.1%**	**67**	**104**	**-35.6%**
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	**40**	**50**	**-20.0%**	**27**	**+48.1%**	**67**	**104**	**-35.6%**
Amortisation of Goodwill	-7	-1	+600.0%	-6	+16.7%	-13	-2	+550.0%
Other Non Operating Items	-5	-8	-37.5%	-4	+25.0%	-9	-10	-10.0%
Pre-Tax Income	**28**	**41**	**-31.7%**	**17**	**+64.7%**	**45**	**92**	**-51.1%**
Cost / Income	74.8%	65.0%	+9.8 pt	81.9%	-7.1 pt	78.2%	63.4%	+14.8 pt

- Cogent fully integrated as of 1st January 2003

Results as at 30.06.2003

Securities Services

GROUP RETAIL AMS CIB

65

BNP PARIBAS

Asset Management Business - Breakdown of AUM

Asset Management

30.06.02 30.06.03



Monetary 29%
Bonds 29%
Guaranteed & Structured 9%
Diversified 12%
Equity 21%
Monetary 30%
Bonds 34%
Guaranteed & Structured 11%
Diversified 10%
Equity 15%

Results as at 30.06.2003

AM

GROUP RETAIL AMS CIB

66

BNP PARIBAS

Securities Services - Assets in Custody and Number of Transactions

Assets under custody (end of period)



2 500
2 000
1 500
1 000
500
0
1 402
1 990
1 811
1 752
1 898
2000
2001
2002
1Q03
2Q03

In billions of euros

Number of transactions



5,1
5,2
5,6
6,5
6,1
6,3
6,7
6,6
6,9
5,9
1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03

In millions of transactions

- Fall in the number of transactions (netting in Germany)

BNP PARIBAS

Notes- Corporate and Investment Banking

BNP PARIBAS

Corporate & Investment Banking

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,545**	**1,109**	**+39.3%**	**1,558**	**-0.8%**	**3,103**	**2,643**	**+17.4%**
*Incl. Trading Revenues**	*970*	*481*	*+101.7%*	*998*	*-2.8%*	*1,968*	*1,324*	*+48.6%*
Operating Expenses and Dep.	-925	-744	+24.3%	-898	+3.0%	-1,823	-1,631	+11.8%
Gross Operating Income	**620**	**365**	**+69.9%**	**660**	**-6.1%**	**1,280**	**1,012**	**+26.5%**
Provisions	-142	-134	+6.0%	-174	-18.4%	-316	-281	+12.5%
Operating Income	**478**	**231**	**+106.9%**	**486**	**-1.6%**	**964**	**731**	**+31.9%**
Non Operating Items	-3	21	n.s.	-3	+0.0%	-6	19	n.s.
Pre-Tax Income	**475**	**252**	**+88.5%**	**483**	**-1.7%**	**958**	**750**	**+27.7%**
Cost / Income	59.9%	67.1%	-7.2 pt	57.6%	+2.3 pt	58.7%	61.7%	-3.0 pt
Allocated Equity (Ebn)						7.0	8.2	
Pre-Tax ROE						27%	18%	

*Including customer activity and related revenues

Results as at 30.06.2003

GROUP RETAIL AMS CIB

BNP PARIBAS

Financing Businesses

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**490**	**525**	**-6.7%**	**496**	**-1.2%**	**986**	**1,086**	**-9.2%**
Operating Expenses and Dep.	-241	-267	-9.7%	-237	+1.7%	-478	-532	-10.2%
Gross Operating Income	**249**	**258**	**-3.5%**	**259**	**-3.9%**	**508**	**554**	**-8.3%**
Provisions	-142	-137	+3.6%	-182	-22.0%	-324	-274	+18.2%
Operating Income	**107**	**121**	**-11.6%**	**77**	**+39.0%**	**184**	**280**	**-34.3%**
Non Operating items	0	5	n.s.	-9	n.s.	-9	5	n.s.
Pre-Tax Income	**107**	**126**	**-15.1%**	**68**	**+57.4%**	**175**	**285**	**-38.6%**
Cost / Income	49.2%	50.9%	-1.7 pt	47.8%	+1.4 pt	48.5%	49.0%	-0.5 pt
Allocated Equity (Ebn)						4.4	4.7	
Pre-Tax ROE						8%	12%	

Results as at 30.06.2003

Financing businesses

GROUP RETAIL AMS CIB

BNP PARIBAS

Advisory and Capital Markets

In millions of euros	2Q03	2Q02	2Q03 / 2Q02	1Q03	2Q03 / 1Q03	1H03	1H02	1H03 / 1H02
Net Banking Income	**1,055**	**584**	**+80.7%**	**1,062**	**-0.7%**	**2,117**	**1,557**	**+36.0%**
Operating Expenses and Dep.	-684	-477	+43.4%	-661	+3.5%	-1,345	-1,099	+22.4%
Gross Operating Income	**371**	**107**	**+246.7%**	**401**	**-7.5%**	**772**	**458**	**+68.6%**
Provisions	0	3	n.s.	8	n.s.	8	-7	n.s.
Operating Income	**371**	**110**	**+237.3%**	**409**	**-9.3%**	**780**	**451**	**+72.9%**
Non Operating items	-3	16	n.s.	6	n.s.	3	14	-78.6%
Pre-Tax Income	**368**	**126**	**+192.1%**	**415**	**-11.3%**	**783**	**465**	**+68.4%**
Cost / Income	64.8%	81.7%	-16.9 pt	62.2%	+2.6 pt	63.5%	70.6%	-7.1 pt
Allocated Equity (Ebn)						2.6	3.6	
Pre-Tax ROE						60%	26%	

Advisory and Cap.markets

GROUP RETAIL AMS CIB

BNP PARIBAS

Notes-BNP Paribas Capital

BNP PARIBAS

A Diversified Portfolio of Investments


Others
42%
General
Industrial
36%
Consumer
Products and
Services
22%
% of estimated value

Results as at 30.06.2003

BNP Paribas Capital 73

BNP PARIBAS

Main Equity investments as at 30.06.03

	Activity	% held (1)	Country	Market value (in million Euros)
Controlling interest / Lead				
Eiffage	French leader in construction	29.5	France	350
Carbone Lorraine	One of the worldwide leaders in carbone-based parts manufacturer	21.1	France	55
Evialis (ex GNA)	French leader in animal food	63.5	France	41
Diana	Natural ingredients for food and pharmaceutical industries	100.0	France	Not listed
Keolis (ex GTI)	French leader in public transportation	48.7	France	Not listed (2)
Main minority stakes				
Atos Origin	Banking and financial software	4.9	France	65
SR Téléperformance	Telemarketing, marketing services and health communication	10.2	France	44
LDC	3rd French manufacturer of poultry and leader in battery poultry	4.6	France	16
Bormioli Rocco	Italian leader (3rd in Europe) for glass packaging and homewares	6.8	Italy	Not listed
Bouygues Telecom	*Mobile phone network*	6.5	*France*	Not listed
Sonepar	Electrical appliances retailing	3.0	France	Not listed
Other equity investments				
Pargesa (Cobepa)	*Holding of GBL and Parfinance*	14.7	Benelux	436
Aegon (Cobepa)	Insurance company	0.2	Benelux	30

(1) Including minority interests and before dilution
(2) Pre agreed sale terms

Results as at 30.06.2003

BNP Paribas Capital 74

Investor Relations & Financial Information

Philippe Aguignier	+33 (1) 40 14 63 58
Irène Chesnais	+33 (1) 42 98 46 45
Marc Grouvel	+33 (1) 42 98 23 40

Fax: +33 (1) 42 98 21 22

E-mail: investor.relations@bnpparibas.com

IR Web Site: http://invest.bnpparibas.com

BNP PARIBAS

BNP PARIBAS

CONSOLIDATED FINANCIAL STATEMENTS

Results as at 30 June 2003

(Unaudited)

CONTENTS

ASSETS

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Interbank and money market items (note 3)			
Cash and amounts due from central banks and post office banks	8,544	9,884	9,988
Treasury bills and money market instruments (note 5)	94,821	83,990	84,354
Due from credit institutions	170,588	146,512	154,862
Total interbank and money market items	**273,953**	**240,386**	**249,204**
Customer items (note 4)			
Due from customers	203,606	204,719	205,553
Leasing receivables	20,180	20,622	20,107
Total customer items	**223,786**	**225,341**	**225,660**
Bonds and other fixed income instruments (note 5)	**47,584**	**41,964**	**45,570**
Equities and other variable income instruments (note 5)	**41,328**	**22,616**	**37,487**
Insurance company investments (note 6)	**59,372**	**57,154**	**56,164**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment (note 7)			
Investments in non-consolidated undertakings and other participating interests	2,562	5,872	3,112
Equity securities held for long-term investment	5,017	5,407	5,741
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**7,579**	**11,279**	**8,853**
Investments in companies carried under the equity method			
Financial sector companies	1,348	1,557	1,489
Non-financial sector companies	228	238	345
Total investments in companies carried under the equity method (note 9)	**1,576**	**1,795**	**1,834**
Tangible and intangible assets (note 11)	**8,697**	**8,640**	**8,125**
Goodwill (note 12)	**6,028**	**6,547**	**5,526**
Accrued income and other assets (note 13)	**99,035**	**94,597**	**91,947**
Total assets	**768,938**	**710,319**	**730,370**
COMMITMENTS GIVEN			
Financing commitments given (note 23)	158,804	140,398	146,072
Guarantees and endorsements given (note 23)	61,133	60,226	68,127
Commitments given on securities (note 23)	26,867	15,037	27,693
Insurance company commitments	788	914	1,043
Commitments incurred on forward and options contracts (note 24)	16,628,833	13,959,842	13,183,663

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Interbank and money market items (note 14):			
Due to central banks and post office banks	358	159	242
Due to credit institutions	197,041	177,746	198,464
Total interbank and money market items	**197,399**	**177,905**	**198,706**
Customer items (note 15)	**211,399**	**195,569**	**194,022**
Debt securities:			
Retail certificates of deposit (note 15)	5,848	6,708	7,875
Interbank market securities (note 14)	931	1,025	1,014
Negotiable certificates of deposit (note 15)	65,363	64,913	66,880
Bonds, including short-term portion (note 16)	10,351	11,260	13,951
Other debt instruments	156	151	185
Total debt securities	**82,649**	**84,057**	**89,905**
Technical reserves of insurance companies (note 17)	**59,196**	**56,526**	**55,572**
Accrued expenses and other liabilities (note 18)	**167,282**	**145,836**	**142,884**
Badwill (note 12)	**20**	**22**	**23**
Provisions for contingencies and charges (note 19)	**4,018**	**4,144**	**4,458**
Subordinated debt (note 20)	**13,788**	**14,283**	**13,809**
Reserve for general banking risks (note 21)	**992**	**997**	**999**
Minority interests in consolidated subsidiaries (note 22)	**5,013**	**4,535**	**4,328**
Shareholders' equity (note 22):			
Share capital	1,792	1,790	1,790
Additional paid-in capital in excess of par and premium on acquisition	10,804	10,804	10,804
Retained earnings	12,722	10,556	11,044
Net income for the period	1,864	3,295	2,026
Total shareholders' equity	**27,182**	**26,445**	**25,664**
Total liabilities and shareholders' equity	**768,938**	**710,319**	**730,370**
COMMITMENTS RECEIVED			
Financing commitments received (note 23)	56,381	21,536	35,742
Guarantees and endorsements received (note 23)	40,493	43,824	40,847
Commitments received on securities (note 23)	29,209	7,960	27,119
Insurance company commitments	1,607	2,065	1,815

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	6 months to 30 June 2003	6 months to 30 June 2002	12 months t 31 Dec. 200
Interest income	*14,069*	*16,380*	*31,606*
Interest expense	*(10,809)*	*(13,972)*	*(26,222)*
Net interest income (note 28)	3,260	2,408	5,384
Income on equities and other variable income instruments (note 31)	207	227	323
Commission income	*3,039*	*3,151*	*6,160*
Commission expense	*(968)*	*(1,098)*	*(1,982)*
Net commission income (note 32)	2,071	2,053	4,178
Net gains on trading account securities	2,518	2,636	4,687
Net gains on securities available for sale	69	61	139
Other banking income	*486*	*589*	*1,134*
Other banking expenses	*(425)*	*(408)*	*(911)*
Net other banking income	61	181	223
Underwriting result and net investment income of insurance companies (note 33)	764	785	1,440
Net income from other activities	214	199	419
Net banking income (note 38)	**9,164**	**8,550**	**16,793**
Operating expense:			
Salaries and employee benefits, including profit sharing (note 34)	(3,488)	(3,124)	(6,445)
Other administrative expenses	(1,908)	(2,039)	(3,892)
Total operating expense	(5,396)	(5,163)	(10,337)
Depreciation, amortisation and provisions on tangible and intangible assets	(337)	(299)	(618)
Gross operating income (note 38)	**3,431**	**3,088**	**5,838**
Net additions to provisions for credit risks and country risks (note 8)	(657)	(628)	(1,470)
Operating income (note 38)	**2,774**	**2,460**	**4,368**
Share of earnings of companies carried under the equity method (note 9)	39	59	80
Gains on long-term investments and changes in provisions (note 36)	344	751	903
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	**3,157**	**3,270**	**5,351**
Net non-recurring expense (note 37)	(54)	(71)	(174)
Corporate income tax (note 39)	(898)	(838)	(1,175)
Amortisation of goodwill	(200)	(166)	(366)
Movements in the reserve for general banking risks		2	2
Minority interests	(141)	(171)	(343)
Net income	**1,864**	**2,026**	**3,295**
Basic earnings per share, in euros	**2.15**	**2.33**	**3.78**
Diluted earnings per share, in euros (1)	**2.13**	**2.30**	**3.74**

(1) In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion No. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share". Diluted earnings per share correspond to net income for the period divided by the weighted-average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Long-term sources of funds			
Funds provided from shareholders' equity			
From operations:			
Consolidated net income	2,005	3,638	2,197
Depreciation and amortisation	337	618	299
Net additions to provisions	718	1,764	622
Share of earnings of companies carried under the equity method	(39)	(80)	(59)
Total funds provided from operations	**3,021**	**5,940**	**3,059**
Dividends paid		(1,322)	
Other changes in shareholders' equity:			
Group share	430	(2,482)	(981)
Minority interests	581	1,253	1,218
Decrease in reserve for general banking risks	(5)	(10)	(8)
(Decrease) increase in subordinated debt	(495)	1,245	771
Increase in shareholders' equity and other long-term capital	**3,532**	**4,624**	**4,059**
Funds provided from other sources:			
Increase (decrease) in interbank items (liabilities)	19,494	(42,391)	(21,590)
Increase (decrease) in customer deposits	15,830	(20,527)	(22,074)
(Decrease) increase in debt securities	(1,408)	(3,806)	2,042
Increase in technical reserves of insurance companies	2,670	1,321	367
Increase (decrease) in other financial items	15,465	(7,243)	(8,488)
Increase(decrease) in other sources of funds	**52,051**	**(72,646)**	**(49,743)**
Total increase (decrease) in sources of funds	**55,583**	**(68,022)**	**(45,684)**
Uses:			
Increase (decrease) in interbank items (assets)	22,736	(33,706)	(25,253)
Decrease in customer loans	(1,030)	(8,129)	(8,628)
Increase (decrease) in securities	36,327	(34,439)	(13,151)
Increase (decrease) in insurance company investments	2,218	944	(46)
(Decrease) increase in long-term investments	(5,062)	5,564	484
Increase in tangible and intangible assets	394	1,744	910
Total increase (decrease) in uses of funds	**55,583**	**(68,022)**	**(45,684)**

BNP PARIBAS GROUP

NOTE 1 – ACCOUNTING POLICIES

The consolidated financial statements of the BNP Paribas Group have been prepared in accordance with French generally accepted accounting principles applicable in the banking industry.

PERIOD-ON-PERIOD COMPARISONS

The effect on opening shareholders' equity at 1 January 2002 of applying Comité de la Réglementation Comptable standard CRC 2000-06 concerning liabilities is not material. Application of the new standard does not affect period-on-period comparisons.

Up until 30 September 2002, investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment were stated at the lower of cost and fair value, corresponding mainly to the average market price for the last 24 months or the market value determined as close as possible to the period-end, in the case of investments that have suffered a permanent impairment in value.
Since that date, fair value is determined based on available information using a multicriteria valuation approach, including the discounted future cash flows, sum-of-the digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities (see note below on securities). The effect of this change of method on first-half 2002 net income would not have been material.

Application by the BNP Paribas Group of decree no.2002-970 amending the Insurance Code and Comité de la Réglementation Comptable standard CRC 2002-09 concerning the use and accounting treatment of forward financial instruments by insurance companies did not have a material impact on opening shareholders' equity at 1 January 2003 and does not affect period-on-period comparisons

Comité de la Réglementation Comptable standard CRC 2002-03 concerning credit risks and the classification of doubtful and restructured loans, and the accounting treatment of changes in interest terms on restructured loans has been adopted effective from 1 January 2003. However, the related interpretations and application guidelines have not yet been issued by the commission responsible for this task under the aegis of the Conseil National de la Comptabilité, due mainly to the complex issues raised by the application of the standard to certain types of loans. BNP Paribas has therefore postponed applying the standard to international loans giving rise to a country or transfer risk, pending publication of these interpretations and guidelines or until 31 December 2003 at the latest. Application of this standard to other loans did not have a material impact on opening shareholders' equity at 1 January 2003 and does not affect period-on-period comparisons.

Comité de la Réglementation Comptable standard CRC 2002-10 dealing with depreciation, amortisation and provisions for impairment in assets is applicable from 1 January 2003. However, the Comité d'Urgence du Conseil National de la Comptabilité (French National Accounting Board Urgent Issues Taskforce) did not publish until 23 July 2003, guidelines concerning the application of this standard. In order to take into account the interpretations contained in these guidelines, the BNP Paribas Group has postponed applying standard CRC 2002-10 until the second half of 2003, particularly the section dealing with tangible assets.

PRINCIPLES AND BASIS OF CONSOLIDATION

SCOPE OF CONSOLIDATION

The consolidated financial statements include the financial statements of BNP Paribas *and of all subsidiaries whose financial* statements are material in relation to the consolidated financial statements of the Group as a whole. Subsidiaries are considered as being material if they contribute over EUR 8 million to consolidated net banking income, EUR 4 million to gross operating income or income before tax and amortisation of goodwill or EUR 40 million to total consolidated assets. Companies that hold shares in consolidated companies are also consolidated.

Entities over which a Group company exercises de facto control, by virtue of contractual provisions or provisions of the entity's bylaws, are consolidated even in cases where the Group does not hold an interest in their capital. However, entities in which powers are not exercised in the sole interests of a Group company but in a fiduciary capacity on behalf of third parties and in the interests of all of the parties involved, none of which exercises exclusive control over the entity, are not consolidated.

De facto control is considered as being exercised when more than one of the following three criteria are met:

- The Group has decision-making and management powers over the routine operations or the assets of the entity, as evidenced in particular by the power to wind up the business, amend its articles of association or formally oppose any such amendment;
- The Group is entitled to all or the majority of the entity's profits, whether distributed or appropriated to reserves, and has the right to sell one or several assets and to benefit from any assets remaining after the entity has been liquidated;
- The Group is exposed to the majority of the risks relating to the entity. This is the case if a Group company gives a guarantee to external investors, in order to significantly reduce those investors' risk.

The first of the above three criteria is critical to assessing whether de facto control is exercised over entities set up in connection with the sale of proprietary loan portfolios, including *fonds communs de créances* governed by French law and foreign entities offering equivalent guarantees to those existing in France.

Entities whose shares have been acquired exclusively with a view to their subsequent disposal are not consolidated. This is the case of shares which are intended to be sold in connection with the active management of the portfolio held by BNP Paribas Capital. Additionally, if the Group's ability to control the operating policies and assets of a subsidiary or affiliate is severely and permanently restricted, the subsidiary or affiliate is not consolidated. Shares in these companies are recorded in the consolidated balance sheet under "Investments in non-consolidated undertakings and other participating interests".

CONSOLIDATION METHODS

- Fully-consolidated Companies

Subsidiaries over which the Group exercises exclusive control are fully consolidated, including subsidiaries whose financial statements are presented in a different format and which are engaged in a business that represents an extension of the Group's banking and financial services businesses or a related business, including insurance, real estate investment, real estate development and data processing services.

Exclusive control is considered as being exercised in cases where the Group is in a position to manage the subsidiary's financial and operating policies with a view to benefiting from its business, as a result of:

- direct or indirect ownership of the majority of voting rights of the subsidiary;
- the designation in two successive years of the majority of the members of the Board of Directors, Supervisory Board or equivalent. This is considered to be the case if a Group company holds over 40% of the voting rights during the two-year period and no other shareholder holds a larger percentage, directly or indirectly;
- the right to exercise dominant influence over the subsidiary by virtue of contractual provisions or provisions of the bylaws, provided that the Group company exercising the dominant influence is a shareholder or partner of the subsidiary. Dominant influence is considered as being exercised in cases where the Group company is in a position to use or decide on the utilisation of the subsidiary's assets, liabilities or off-balance sheet items as if they were its own. In the absence of contractual provisions or provisions of the bylaws, a Group company is considered as exercising dominant influence over a credit institution in cases where it holds at least 20% of the voting rights and no other shareholder or group of shareholders holds a larger percentage.

- **Proportionally-consolidated Companies**

Jointly-controlled companies are consolidated by the proportional method. Joint control is considered as being exercised in cases where the concerned company is managed jointly by a limited number of shareholders or partners which together determine the company's financial and operating policies.

- **Companies Accounted for by the Equity Method**

Companies in which the Group exercises significant influence over financial and operating policies without having control are accounted for by the equity method. Significant influence may be exercised through representation on the Board of Directors, Supervisory Board or equivalent, or participation in strategic decisions, or as a result of significant business dealings with the company, or exchanges of management personnel or technical dependence. Significant influence over financial and operating policies is considered as being exercised in cases where the Group holds at least 20% of the voting rights, directly or indirectly.

Companies that are less than 20% owned are not consolidated except in cases where they constitute a strategic investment and the Group effectively exercises significant influence. This is the case of companies developed in partnership with other groups, where the BNP Paribas Group participates in strategic decisions affecting the company as a member of the Board of Directors, Supervisory Board or equivalent, exercises influence over the company's operational management by supplying management systems or decision-making aids and provides technical assistance to support the company's development.

CONSOLIDATION PRINCIPLES

Cost of Shares in Consolidated Companies, Goodwill, Valuation Adjustments

- **Cost of Shares in Consolidated Companies**

The cost of shares in consolidated companies is equal to the purchase price paid to the vendor by the buyer plus material transaction costs, net of the corresponding tax savings.

- **Goodwill**

Goodwill, corresponding to the difference between the cost of shares in consolidated companies and the Group's equity in the assets, liabilities and off-balance sheet items of the company at the date of acquisition, after valuation adjustments, is amortised by the straight-line method over the estimated period of benefit, not to exceed 20 years. The amortisation period is determined on a case by case basis depending on the specific conditions relating to each acquisition.

- **Valuation Adjustments**

Valuation adjustments, corresponding to the difference between the amount of assets, liabilities and off-balance sheet items of the acquired company as restated according to Group accounting policies and their book value in the accounts of the acquired company, are recorded in the consolidated balance sheet in accordance with generally accepted accounting principles applicable to the items concerned.

Valuation adjustments of assets and liabilities of companies accounted for under the equity method, are included in "Investments in companies carried under the equity method".

Change in Percent Interests in Consolidated Companies

In the case of an increase in the Group's percent interest in a consolidated company, additional goodwill is recorded and amortised by the method described above. If the Group's percent interest is reduced without resulting in the subsidiary being deconsolidated, a corresponding percentage of the unamortised goodwill is written off. This is the case, in particular, following a capital transaction that has the effect of diluting the interest of the company holding the shares.

Intercompany Balances and Transactions

Income and expenses on material intercompany transactions involving fully or proportionally consolidated companies or companies accounted for by the equity method are eliminated in consolidation. Intercompany receivables, payables, commitments, income and expenses between fully or proportionally consolidated companies are also eliminated.

Lease Financing

Finance leases where the Group is lessor are recorded in the consolidated balance sheet under "Leasing receivables" in an amount corresponding to the net investment in the lease and not the net book value in the individual company accounts determined in accordance with legal and tax rules. Lease payments are analysed between amortisation of the net investment and interest income.

Deferred taxes are recorded on the total difference between accumulated book depreciation of the leased assets and accumulated amortisation of the net investment in the lease. This difference is recorded under "Shareholders' equity" net of deferred taxes.

Foreign Currency Translation

All monetary and non-monetary assets and liabilities of foreign subsidiaries and branches that are denominated in foreign currencies are translated at the period-end exchange rate. Differences arising from the translation of profit and loss account items of foreign subsidiaries at the average rate for the period and the period-end rate are recorded in shareholders' equity, under "Cumulative translation adjustment", net of minority interests. The same accounting treatment is applied to differences arising from the translation of capital made available to foreign branches. Differences arising from the translation of the results of foreign branches are treated as operating positions that can be repatriated and are therefore recognised in the consolidated profit and loss account.

BNP Paribas Shares Held Within the Group

BNP Paribas shares held within the Group are valued and accounted for as follows:

- Shares acquired in order to stabilise the share price or in connection with index trading and arbitrage transactions are recorded under "Trading account securities" at their market price.

- Shares held for allocation to employees are recorded at the lower of cost and market price under "Securities available for sale". Where appropriate, a provision is booked for the difference between the cost of the shares and the exercise price of the related employee stock purchase options.

- Shares not acquired specifically for any of the above purposes or that are intended to be cancelled are deducted from consolidated shareholders' equity at cost. If the shares are subsequently sold instead of being cancelled, the gain or loss on disposal and the corresponding tax are posted to retained earnings.

Consolidation of Insurance Companies

The Group has adopted standard CRC 2000-05 requiring the application of the new French consolidation principles by insurance companies, with effect from 1 January 2001.

The financial statements of insurance companies, prepared according to these standards, are also used for BNP Paribas consolidation purposes. The balance sheet, profit and loss account and off-balance sheet items of fully consolidated insurance subsidiaries are included under similar captions in the consolidated financial statements, with the exception of the following items:

- **Insurance Company Investments**

The investments of insurance companies include admissible assets related to unit-linked business, as well as property investments and various other investments, including shares in related companies, related to life and other business. Property investments are stated at cost, excluding transaction costs. Buildings are depreciated over their estimated useful lives. Admissible assets related to unit-linked business are stated at the realisable value of the underlying assets at the period-end. Fixed or variable income marketable securities are stated at cost. Fixed income securities are valued and accounted for using the same method as debt securities held to maturity. However, when the market value of listed variable income securities permanently remains more than 20% below their net book value (30% for securities traded on volatile markets) for a period of over six months, an analysis is carried out to ascertain whether or not it is necessary to record a provision for permanent impairment in value. If such a provision is considered necessary, it is calculated based on the realisable value of the securities concerned. Realisable value is determined using a multi-criteria approach including the discounted future cash flows, sum-of-the digits and net asset value methods, as well as analysis of ratios commonly used to assess future yields and exit opportunities. The valuation is performed separately for each line of securities, taking into account the planned holding period.

In addition, if the aggregate book value of property and variable income instruments is higher than their aggregate market value, a technical reserve is set up for the difference.

- **Technical Reserves of Insurance Companies**

Technical reserves correspond to the insurance company's commitments towards policyholders and the insured. Technical reserves for unit-linked business are determined based on the value of the underlying assets at the period-end. Life premium reserves consist primarily of mathematical reserves corresponding to the difference between the present value of the insurer's commitments and those of the policyholder, taking into account the probability of their settlement. Non-life technical reserves include unearned premium reserves (corresponding to the fraction of written premiums relating to the following period or periods) and outstanding claims reserves, which include reserves for claims handling costs.

In the individual statutory accounts of Group insurance companies, a capitalisation reserve is set up at the time of sale of amortisable securities, in order to defer part of the net realised gain and thus maintain the yield-to-maturity of the portfolio of admissible assets. In the consolidated financial statements, the bulk of this reserve is reclassified under "Policyholders' surplus".

Policyholders' surplus also includes the funds set aside to top up the return offered to holders of life insurance policies in future years, as necessary.

- **Underwriting Result and Net Investment Income of Insurance Companies**

This caption mainly includes earned premiums, paid claims and changes in outstanding claims reserves, and net investment income, excluding profits on intercompany transactions with Group banking entities.

OTHER SIGNIFICANT ACCOUNTING POLICIES

INTERBANK AND MONEY MARKET ITEMS, CUSTOMER ITEMS

Amounts due from credit institutions include all subordinated and unsubordinated loans made in connection with banking transactions with credit institutions, with the exception of debt securities. They also include assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between demand loans and deposits and term loans and time deposits.

Amounts due from customers include loans to customers other than credit institutions, with the exception of loans represented by debt securities issued by customers, assets purchased under resale agreements, whatever the type of assets concerned, and receivables corresponding to securities sold under collateralised repurchase agreements. They are broken down between commercial loans, customer accounts in debit and other loans.

Outstanding loans and confirmed credit facilities are analysed between sound loans – including sound restructured loans – and doubtful loans. The same analysis is performed for credit risks attached to forward financial instruments whose present value represents an asset for the Group.

Credit risks on outstanding loans and confirmed credit facilities are monitored using an internal rating system, based on two key parameters: the probability of default by the counterparty, expressed as a rating, and the overall recovery rate determined by reference to the type of transaction. There are 12 counterparty ratings, ten covering sound loans and two corresponding to doubtful loans and loans classified as irrecoverable.

Doubtful loans are defined as loans where the bank considers that there is a risk of borrowers being unable to honour all or part of their commitments. This is considered to be the case of all loans on which one or more instalments are more than three months past-due (six months in the case of real estate loans and 12 months for loans to local governments), as well as loans for which legal collection procedures have been launched. When a loan is classified as doubtful, all other loans and commitments to the debtor are automatically assigned the same classification.

A provision is booked on these loans, in an amount corresponding to the portion of the outstanding principal that is not expected to be recovered plus unpaid interest. In all cases, the provision at least covers the total amount of accrued interest, unless the value of the guarantees held by the bank covers the principal and all or part of the interest due. Guarantees include mortgages and pledge on assets, as well as credit derivatives acquired by the Bank as a protection against credit losses.

In the case of doubtful loans where the debtor has resumed making regular payments in accordance with the original repayment schedule, the loan is reclassified as sound. Doubtful loans that have been restructured are also reclassified as sound. If the restructured loan is not at market terms, it is recorded in a separate account net of a discount corresponding to the difference between the expected future cash flows calculated according to the new terms and to those calculated at the original terms. When a doubtful loan is reclassified as sound, the corresponding provision is reversed. If any instalments on a restructured loan are not paid, whatever the terms of the restructuring, the loan is permanently reclassified as doubtful.

Loans classified as irrecoverable include loans where an event of default has occurred and the total amount due is repayable immediately, loans classified as doubtful for more than one year and restructured loans on which the debtor is once again in default. The Group postponed applying the distinction between doubtful and irrecoverable loans, pending completion of the necessary changes to information systems to permit application of the criteria concerning the length of time loans have been classified as doubtful.

Irrecoverable loans are written off when all legal and other avenues open to the Bank to secure payment of the amounts due have been exhausted.

Interbank and customer items are stated at their nominal value plus accrued interest. Discounts on restructured loans calculated as described above are deducted from the carrying value of the loan and amortised over the remaining life of the loan by the yield-to-maturity method.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions related to off-balance sheet commitments, provisions for losses on interests in real estate development programmes, provisions for claims and litigation, provisions for unidentified contingencies and provisions for unforeseeable industry risks.

Additions to and recoveries of provisions, write-offs of bad debts, recoveries on loans covered by provisions and discounts calculated on restructured loans are recorded in the profit and loss account under "Net additions to provisions for credit risks and country risks", with the exception of additions to provisions for accrued interest on non-performing loans which are included in net banking income together with the interest accrual. Amortisation of discounts on restructured loans, calculated by the yield-to-maturity method, is included in net banking income along with the interest on the loans.

Accrued interest is recorded periodically on sound loans – including restructured loans – and on doubtful loans that are not classified as irrecoverable. Interest on doubtful loans classified as irrecoverable is recorded in the profit and loss account on a cash basis.

SECURITIES

The term "securities" covers interbank market securities (mainly promissory notes and mortgage notes); Treasury bills and negotiable certificates of deposit; bonds and other fixed income instruments (whether fixed- or floating-rate); and equities and other variable income instruments.

In application of standard CRC 00-02, securities are classified as "Trading account securities", "Securities available for sale", "Equity securities available for sale in the medium-term", "Debt securities held to maturity", "Equity securities held for long-term investment", "Other participating interests", and "Investments in non-consolidated undertakings". Investments in companies carried under the equity method are recorded on a separate line of the consolidated balance sheet.

Where a credit risk has occurred, fixed income securities held in the "available for sale" or "held to maturity" portfolio are classified as doubtful, based on the same criteria as those applied to doubtful loans and commitments.
Variable income securities may also be classified as doubtful if an issuer default risk has occurred. This is the case, in particular, where the issuer has filed for bankruptcy.

When securities exposed to counterparty risk are classified as doubtful and the related provision can be separately identified, the corresponding charge is included in "Provisions for credit risks and country risks".

- **Trading Account Securities**

Securities held for up to six months are recorded under "Trading account securities" and valued individually at market. Changes in market values are posted to income.

- **Securities available for sale**

This category includes securities held for at least six months, but which are not intended to be held on a long-term basis.

Bonds and other fixed income instruments are valued at the lower of cost (excluding accrued interest) and probable market value, which is generally determined on the basis of stock market prices. Accrued interest is posted to the profit and loss account under "Interest income on bonds and other fixed income instruments".

The difference between cost and the redemption price of fixed income securities purchased on the secondary market is prorated over the life of the securities and posted to the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Equities are valued at the lower of cost and probable market value, which is generally determined on the basis of stock market prices, for listed equities, or the BNP Paribas Group's share in net assets calculated on the basis of the most recent financial statements available, for unlisted equities. Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

The cost of sold securities available for sale is determined on a first in, first out (FIFO) basis. Disposal gains or losses and additions to and reversals of lower of cost and market provisions are reflected in the profit and loss account under "Net gains on sales of securities available for sale".

- **Equity Securities Available for Sale in the Medium-Term**

This category corresponds to investments made for portfolio management purposes, with the aim of realising a profit in the medium term without investing on a long-term basis in the development of the issuer's business. Equity securities available for sale in the medium-term include venture capital investments.

"Equity securities available for sale in the medium-term" are recorded individually at the lower of cost and fair value. Fair value takes into account the issuer's general development outlook and the planned holding period. The fair value of listed stocks corresponds primarily to the average stock market price determined over an appropriately long period.

- **Debt securities held to maturity**

Fixed income securities (mainly bonds, interbank market securities, Treasury bills and other negotiable debt securities) are recorded under "Debt securities held to maturity" to reflect the BNP Paribas Group's intention of holding them on a long-term basis, in principle to maturity. Bonds classified under this heading are financed by matching funds or hedged against interest rate exposure to maturity.

The difference between cost and the redemption price of these securities is prorated over the life of the securities in the profit and loss account. In the balance sheet, their carrying value is amortised to their redemption value over their remaining life.

Interest on debt securities held to maturity is posted to income under "Interest income on bonds and other fixed income instruments".

A provision is made when a decline in the credit standing of an issuer jeopardises redemption at maturity.

- **Equity securities held for long-term investment**

This category includes shares and related instruments that the BNP Paribas Group intends to hold on a long-term basis in order to earn a satisfactory long-term rate of return without taking an active part in the management of the issuing company but with the intention of promoting the development of lasting business relationships by creating special ties with the issuer.

Equity securities held for long-term investment are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Gains and losses on sales of equity securities held for investment and provision movements are reported in the profit and loss account under "Gains (losses) on disposals of long-term assets".

Dividends received are posted to income under "Income on equities and other variable income instruments" on a cash basis.

- **Non-Consolidated Undertakings and Other Participating Interests**

This category includes affiliates in which the Group exercises significant influence over management and investments considered strategic to the Group's business development. This influence is deemed to exist when the Group holds an ownership interest of at least 10%.

Investments in non-consolidated undertakings and other participating interests are recorded individually at the lower of cost and fair value. Fair value is determined based on available information using a multi-criteria valuation approach, including the discounted future cash flows, sum-of-the-digits and net asset value methods as well as analysis of ratios commonly used to assess future yields and exit opportunities for each line of securities. For simplicity, listed securities acquired for less than EUR 10 million may be valued based on the average stock market price over the last three months.

Disposal gains or losses are recorded as "Gains (losses) on disposals of long-term assets" in the profit and loss account.

Dividends are posted to "Income on equities and other variable income instruments" when they have been declared by the issuers' shareholders or on a cash basis when the shareholders' decision is not known.

- **Investments in Companies Carried under the Equity Method**

Changes in net assets of companies carried under the equity method are posted to assets under "Investments in companies carried under the equity method" and to consolidated reserves under "Retained earnings".

Valuation adjustments to these companies' assets and liabilities, recorded at the time of acquisition, are included in "Investments in companies carried under the equity method".

Goodwill arising on acquisition of companies carried under the equity method is recorded in "Goodwill".

FIXED ASSETS

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. This transaction covered wholly-owned buildings and buildings leased to BNP SA (the parent company) by one of its specialised subsidiaries. These buildings are intended to be held on a long-term basis. The revaluation arising from this transaction has been posted to consolidated shareholders' equity net of the related deferred tax effect and a provision for deferred taxes has been recorded. Effective from 1994, the resulting unrealised capital gain is being written back to the consolidated profit and loss account in proportion to the additional depreciation charge taken by Compagnie Immobilière de France.

In order to reflect what appeared to be a lasting decline in the real estate market, the BNP Group wrote down the book value of the above real estate in 1997. The impact of this adjustment, net of the related deferred tax effect, was posted to consolidated shareholders' equity, consistent with the initial adjustment. This adjustment therefore has no impact on consolidated net income.

Other buildings and equipment are stated at cost or valued in accordance with France's appropriation laws of 1977 and 1978. Revaluation differences on non-depreciable assets, recorded at the time of these legal revaluations, have been included in share capital.

Assets leased by the Bank from specialised subsidiaries are recorded as buildings, equipment and other under "Tangible and intangible assets".

The restructured real estate portfolio is depreciated over a fifty-year period starting from the date of transfer using the straight-line method. Depreciation of other fixed assets is computed using the straight-line method over their estimated useful lives.

BNP Paribas and its French subsidiaries depreciate tangible assets by the accelerated method in their individual company accounts. In the consolidated financial statements, depreciation is adjusted (in most cases using the straight-line method) to write off the cost of the depreciable assets over their estimated useful lives. Deferred taxes are calculated on the adjustment.

Depreciation of assets leased from Group leasing subsidiaries is reflected in the profit and loss account under "Depreciation, amortisation and provisions on tangible and intangible assets".

The capitalised cost of software purchased or developed for internal use is recorded under "Intangible assets" and amortised by the straight-line method over the probable period of use of the software, not to exceed 5 years.

INTERBANK AND MONEY-MARKET ITEMS AND CUSTOMER DEPOSITS

Amounts due to credit institutions are analysed between demand accounts and time deposits and borrowings. Customer deposits are analysed between regulated savings accounts and other customer deposits. These captions include securities and other assets sold under repurchase agreements. Accrued interest is recorded on a separate line.

DEBT SECURITIES

Debt securities are analysed between retail certificates of deposit, interbank market securities, negotiable certificates of deposit, bonds and other debt instruments. This caption does not include subordinated notes which are recorded under "Subordinated debt".

Accrued interest on debt securities is recorded on a separate line of the balance sheet and is debited to the profit and loss account.

Bond issue and redemption premiums are amortised by the yield-to-maturity method over the life of the bonds. Bond issuance costs are amortised by the straight-line method over the life of the bonds.

COUNTRY RISK PROVISIONS

Provisions for country risk are based on the evaluation of non-transfer risk related to the future solvency of each of the countries at risk and on the systemic credit risk incurred by debtors in the event of a constant and durable deterioration of the overall situation and economies of these countries. Country risk provisions and writebacks are reflected in the profit and loss account under "Net additions to provisions for credit risks and country risks".

PROVISIONS FOR UNFORSEEABLE INDUSTRY RISKS

The Group records provisions for unforeseeable industry and other risks in order to cover losses and expenses that are not certain of being incurred and the amount of which cannot be reliably estimated. These provisions are reversed and replaced by specific provisions in cases where the loss or expense becomes certain and can be reliably estimated.

RESERVE FOR GENERAL BANKING RISKS

The BNP Paribas Group has set up a reserve for general banking risks in accordance with the principle of prudence.

Specific additions to, and deductions from, this reserve are reflected in the profit and loss account under "Movements in the reserve for general banking risks".

PROVISIONS NOT SET UP IN CONNECTION WITH BANKING OR BANKING-RELATED TRANSACTIONS

The Group records provisions for clearly identified risks and charges, of uncertain timing or amount. In accordance with current regulations, these provisions which are not connected with banking or banking-related transactions may only be recorded if the Group has an obligation to a third party at the period-end and no equivalent economic benefits are expected from that third party.

FORWARD FINANCIAL INSTRUMENTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

- **Forward Interest Rate Instruments**

Interest rate futures and options contracts forming part of the trading portfolio and traded on organised exchanges are marked to market at the balance sheet date. Realised and unrealised gains and losses are taken to income under "Net gains (losses) on sales of trading account securities".

Gains and losses on certain OTC contracts representing isolated open positions are taken to income either when the contracts are unwound or on an accruals basis, depending on the nature of the instruments. Provisions for contingencies are booked to cover unrealised losses on a contract by contract basis, taking into account potential gains and losses on related specific hedges.

Income and expenses on interest rate contracts designated at the outset as hedging operations are recognised on a symmetrical basis with the income or expense on the underlying instrument.

- **Forward Currency Instruments**

Options contracts are marked to market and the resulting unrealised gains and losses are posted to income. A similar treatment is used for forward exchange contracts bought and sold for trading purposes. Hedging contracts are valued at the spot rate prevailing at the end of the period. Differences between the spot and forward rates (contango and backwardation) for hedged forward currency transactions are recognised on an accruals basis and posted to the profit and loss account over the life of the hedged transaction.

- **Equity And Equity Index Derivatives**

The BNP Paribas Group buys and sells equity and equity index options for trading and hedging purposes. In the case of trading transactions, unrealised gains and losses on contracts that have not been unwound by the balance sheet date are posted directly to income. Gains and losses on equity and equity index contracts designated as hedges are recognised on a symmetrical basis with the gain or loss on the underlying hedged instrument.

- **Composite Instruments**

Composite instruments (synthetic combinations of instruments recorded as a single instrument) are valued by aggregating the individual values of each basic instrument included in the composite. However, they are recorded for accounting purposes as a single instrument, with a single notional value off balance sheet and a single net movement in the consolidated profit and loss account.

- **Credit Risk Management Instruments**

Instruments intended to protect loan portfolios against counterparty risks are treated as guarantees received. Credit derivatives purchased and sold in connection with trading transactions and structured product sales are valued using internal models, based on market data where available. The revenue determined by applying these models is adjusted to take into account inherent model and liquidity risks.

- **Market Value of Financial Instruments**

The market value of financial instruments for which a quoted price is not directly available is determined on the basis of the price of transactions carried out close to the period-end or prices obtained from brokers or counterparties, backed up by qualitative analyses.

CORPORATE INCOME TAX

BNP Paribas Group companies are subject to corporate income tax based on rules and rates prevailing in the countries in which they operate. In France, the standard corporate income tax rate is 33 1/3%. Long-term capital gains are taxed at a rate of 19%. Gains and losses on securities in the portfolios are taxed at the standard corporate income tax rate of 33 1/3%, with the exception of gains and losses on disposals of investments in non-consolidated undertakings which are taxed at the reduced rate applicable to long-term capital gains. Effective from 31 December 2000, dividends received from companies in which the BNP Paribas Group has an ownership interest of more than 5% are non-taxable.

In 1995, the French government imposed a 10% surtax on corporate income. The rate of this surtax was reduced to 6% for 2001 and 3% from 2002. A further 3.3% surtax has been levied on corporate income as of 1 January 2000. The BNP Paribas Group has taken these surtaxes into account to determine current taxes for each period concerned, and has used the liability method to adjust the amount of deferred taxes in cases where the surtaxes are expected to apply when the timing differences reverse.

A charge for corporate income tax is taken in the period in which the related taxable income and expenses are booked, regardless of the period in which the tax is actually paid. BNP Paribas Group companies recognise deferred taxes for all temporary differences between the book value of assets and liabilities and their tax basis according to the liability method. Recognition of deferred tax assets depends on the probability of recovery.

PROFIT SHARING

As required by French law, BNP Paribas and its French subsidiaries provide for profit sharing in the period in which the profit arises, and report the provision under salaries in “Operating expense” in the consolidated profit and loss account.

PENSIONS AND OTHER POST-RETIREMENT BENEFIT OBLIGATIONS

Provision is made for long-service awards, supplementary pension benefits and other awards payable to active and retired employees, except where employer contributions are in full discharge of any future liabilities, in which case the contributions are charged to the profit and loss account in the period of payment.

PENSION OBLIGATIONS TOWARDS RETIRED EMPLOYEES

Upon retirement, BNP Paribas Group employees receive pensions according to the laws and practices prevailing in the countries where BNP Paribas Group companies operate.

In France, retired employees of the BNP Paribas Group's banking subsidiaries and affiliates are entitled to the following pension benefits starting 1 January 1994, pursuant to an industry-wide agreement on pensions signed in September 1993 between the Association Française des Banques and employee representatives:

- retirees receive pension benefits from the social security system and two nation-wide organisations, which are financed by contributions received from employers and employees. The systems operate on a pay-as-you-go basis.
- retirees receive additional benefits relative to services rendered prior to 1 January 1994, from the pension fund of the BNP Paribas Group and the banking industry pension funds with which certain French subsidiaries are affiliated. Funding for these additional benefits is provided by transfers from the pension funds' existing reserves and, if necessary, by employer contributions, which are limited to a percentage of payroll costs. The amount of such additional benefits is adjusted to reflect the funding level of the pension funds and may consequently be reduced in due proportion.

The contributions paid by BNP Paribas to these schemes are recorded in expenses for the period.

The working capital contributions made to the two nation-wide pension organisations in 1994 are treated as prepaid expenses and amortised over the average number of years left to retirement of BNP SA participating employees, which is currently twenty years. For Paribas employees, the contribution has been deducted from the reserves of the Paribas pension fund.

Outside France, BNP Paribas Group companies and their employees contribute to mandatory pension plans which are generally managed by independent organisations.

The Group records provisions for benefit obligations under these various pension plans, where the present value of the obligation exceeds the market value of the plan assets. Benefit obligations are determined on an actuarial basis at each year-end. The period-on-period increase or decrease in the net obligation, corresponding to actuarial differences arising from changes in demographic and financial assumptions or in estimated yields on plan assets, is recognised over the expected average remaining service lives of employees covered by the plans, net of an amount equal to a certain percentage of the discounted benefit obligation, set by convention at 10%. In the interest of prudence, the deferred portion of the actuarial difference is limited in all cases to an amount equivalent to that of the net change in the benefit obligation over the period.

OTHER EMPLOYEE BENEFITS

Under various agreements, the BNP Paribas Group is committed to pay early retirement, retirement and seniority bonuses, healthcare costs and other benefits to its employees in France and in most of the countries in which the Group does business.

Each year, BNP Paribas estimates the net present value of these commitments and adjusts the related provision, applying the same method as for pension benefits.

RECOGNITION OF REVENUE AND EXPENSES

Interest and fees and commissions qualified as interest are recognised on an accruals basis. Fees and commissions not qualified as interest that relate to the provision of services are recognised when the service is performed.

FOREIGN CURRENCY TRANSACTIONS

Foreign exchange positions are generally valued at the official period-end exchange rate. Exchange gains and losses on transactions in foreign currency carried out in the normal course of business are recorded in the profit and loss account.

Exchange differences arising from the conversion at the period-end exchange rate of assets denominated in foreign currencies that are held on a long-term basis, including equity securities held for long-term investment, the capital made available to branches and other foreign equity investments, are not recognised in the profit and loss account.

NOTE 2 – SCOPE OF CONSOLIDATION

Changes in the scope of consolidation between 30 June 2002 and 30 June 2003 were as follows:

From 30 June 2002 to 31 December 2002

Newly-consolidated companies

	Fully-consolidated companies	*Proportionally- consolidated companies*	*Companies accounted for by the equity method*
Acquisitions	Facet, Trinity Capital Cop. (consolidated at the level of Bancwest. Corp), Cobepa subsidiary: Ulran, Klépierre subsidiary: FMC (Czech Republic)	Klépierre subsidiaries: Eurocenter (Italy) (merged with PSG), IGC (Italy), PSG (Italy)	Cogent Group: Cogent Investment Operations Ireland Ltd, Cogent Investment Operations Ltd (United Kingdom), Cogent Investment Operations Pty (Australia), Cogent Investment Operations Luxembourg Sa, Consors Group: Consors Discount Broker AG (Germany), Consors France, Consors Espana, Consors International Holding (Germany)
Companies meeting the criteria for consolidation for the first time	Antin Participation 4, Antin Participation 5, Antin Participation 7, Antin Participation 13, BNP Paribas BDDI Participations, BNP Paribas Cyprus Ltd (Cyprus), BNP Paribas Fund Services (Luxembourg), BNP Paribas Réunion, BNP Paribas Securities Services Holdings Cy Ltd (United Kingdom), BNP Paribas Securities Services International Holding Sa, Catesienne de Participations, Hennaros Pty Ltd (Australia) Parritaye Pty Ltd (Australia), Meunier Promotion subsidiary (consolidated at the level of Groupe Meunier Promotion): Snc Cézanne, Klépierre subsidiaries: Klefin Italia, Klelou SA (Portugal), Klépierre Services, Klépierre Portugal SA SGPS, Sas Oise Cergy, Sci 8 rue du Sentier, Snc 86 Anatole France, Snc Galae	-	BNP Andes (Peru)

Companies excluded from the scope of consolidation

	Fully-consolidated companies	*Proportionally-consolidated companies*	*Companies accounted for by the equity method*
Disposals	Banque Directe	-	Dongwong ITMC (South Korea), Facet
Mergers	Natioinformatique (merged with Société Française Auxiliaire - S.F.A.), Ejenorte (Spain) (merged with Ejesur), Cobepa subsidiary: Lucht et Licht Nv *(merged with Sté Financière & de Réalisation) Klépierre* subsidiary: Alicentro 5 (Italy) (merged with Klecar Italia Spa)	-	-
Companies no longer meeting the criteria for consolidation and discontinued operations	Cardif Limitada (Brazil), Cardif Polska Life, Cardif Provita (Czech Republic), Cardif Retiro (Argentina), Cardif Slovakia, Firem, Fund Services (Poland), Guaranteed Underwriting Agency Ltd (United Kingdom), Paribas Capital Funding (United States), Pinnacle Europe (United Kingdom), Pinnacle Pet Healthcare (United Kingdom), Pinnafrica Holding Ltd (South Africa), Pinnafrica Insurance Company (South Africa), Pinnafrica Insurance Life (South Africa), Klépierre subsidiaries: Sas Fontenay La Redoute, Sci Levallois Michelet, Sci Paris Suffren	Poczsta Polska	Forum Finances

Changes in consolidation method

	Fully-consolidated companies previously accounted for by the equity method	Fully-consolidated companies previously proportionally-consolidated	Proportionally-consolidated companies previously fully consolidated
Change in percent interest and other	Cetelem America (Brazil)	-	-

<u>**From 31 December 2002 to 30 June 2003**</u>

Newly-consolidated companies

	Fully-consolidated companies	Proportionally- consolidated companies	Companies accounted for by the equity method
Acquisitions	Klépierre subsidiary: Delcis sr (Czech Republic)	-	-
Companies meeting the criteria for consolidation for the first time	BNP Paribas Fixed Assets Ltd (United Kingdom), BNP Paribas Capital Trust Llc 6 (United States), BNP Paribas Peregrine Securities Korea Company Ltd, BNP Paribas US Medium Term Notes Program Llc (United States), Crisps Ltd (Cayman Islands), Dealremote Ltd (United Kingdom), Epimetheus Investments Ltd (Cayman Islands), Forsete Investments Sa (Luxembourg), Global Guaranteed Cliquet Investment Ltd (Cayman Islands), Global Hedged Equity Investment Ltd (Cayman Islands), Joconde Sa (Luxembourg), Mexita Ltd n°2 (Cayman Islands), Mexita Ltd n°3 (Cayman Islands),Mexita Ltd n°4 (Cayman Islands), Mistral Investment Sa (Luxembourg), Sirocco Investment Sa (Luxembourg), Tender Option Bond Municipal Program Spv (United States), Klépierre subsidiary: Snc Sodevac	-	Caisse d'Epargne Financement CEFI

Companies excluded from the scope of consolidation

	Fully-consolidated companies	Proportionally-consolidated companies	Companies accounted for by the equity method
Disposals	BNP Finans a/s Norge (Norway), Cobepa subsidiary: Coparin (Luxembourg)	-	The Commercial Bank of Namibia Ltd CBON
Mergers	BNP Paribas Asset Management Institutionnels (merged with BNP Paribas Asset Management Group), BNP Paribas Fund Administration (Luxembourg) (merged with Parvest Investment Management Sa), Ottofrance Internationale (merged with Société Générale Commerciale et Financière), Safadeco Sa and Safadeco Sp (merged with BNP Paribas SA), Cobepa subsidiary: Group T SA (Belgium) (merged with Sté Financière & de Réalisation)	-	Cogent Investment Operations Luxembourg Sa (merged with BNP Paribas Fund Services)
Companies no longer meeting the criteria for consolidation and discontinued operations	August Holdings Ltd (United Kingdom), BNP Paribas Asia Ltd (Hong Kong), BNP Paribas Investment Asia Ltd (Hong Kong), BNP Paribas Merchant Banking Asia Ltd (Singapore), BNP Paribas Panama Sa, BNP Paribas Uruguay Sa, BNP Prime Peregrine Holdings Ltd (Malaysia), BNP Securities Hong Kong Ltd, Compagnie Bancaire UK Fonds A (United Kingdom), Fleurantine de Participations, Monopoly (United Kingdom), Société Cristolienne de Participations, Wigmore Loan Finance Ltd (United Kingdom), Cobepa subsidiary: Compagnie Financière et Mobilière (Belgium), Klépierre subsidiaries: Sc Cecocord, Sci Boulogne d'Aguesseau, Sci Etoile Quinzième, Sci Les Ellipses, Sci Levallois Anatole France, Sci Rueil Hermes, Sci Villepinte Le Tropical, Snc 86 Anatole France, Snc Couperin Foncière, Snc Godefroy n° 8 Puteaux	-	-

Change in consolidation method

	Fully-consolidated companies previously accounted for by the equity method	*Fully-consolidated companies previously proportionally consolidated*	*Proportionally-consolidated companies previously fully consolidated*
Change in percent interest and other	BNP Andes (Peru), Cogent Investment Operations Ireland Ltd, Cogent Investment Operations Ltd (United Kingdom), Cogent Investment Operations Pty (Australia), Consors Discount Broker AG (Germany), Consors International Holding (Germany)	-	-

FULLY-CONSOLIDATED COMPANIES

Financial institutions	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Credit institutions		
Antin Bail (1)	100.00%	100.00%
Banque Cortal (1)	100.00%	100.00%
Banque de Bretagne (1)	100.00%	100.00%
Banque Financière Cardif (1)	100.00%	100.00%
BNP Intercontinentale -BNPI (1)	100.00%	100.00%
BNP Paribas Emergis (1)	100.00%	100.00%
BNP Paribas Factor	100.00%	100.00%
BNP Paribas Guadeloupe (1)	100.00%	100.00%
BNP Paribas Guyane (1)	100.00%	100.00%
BNP Paribas Lease Group (1)	99.96%	99.96%
BNP Paribas Martinique (1)	100.00%	100.00%
BNP Paribas Nouvelle Calédonie	100.00%	100.00%
BNP Paribas Private Bank (1)	100.00%	100.00%
BNP Paribas Private Bank Monaco	100.00%	99.99%
BNP Paribas Réunion	100.00%	100.00%
BNP Paribas Securities Services - BP2S	100.00%	100.00%
Cetelem (1)	100.00%	100.00%
Claas Financial Services	90.00%	89.96%
CNH Capital Europe	50.10%	50.08%
Cofica Bail (1)	100.00%	100.00%
Compagnie Médicale de financement de Voitures et matériels - CMV Médiforce (1)	100.00%	100.00%
Crédial (1)	100.00%	100.00%
Crédit Moderne Antilles	100.00%	100.00%
Crédit Moderne Guyane	99.99%	99.99%
Crédit Moderne Océan Indien	97.81%	97.81%
Facet	90.00%	90.00%
Fidem	51.00%	51.00%
Finance et Gestion SA	70.00%	69.97%
Financière Marché Saint Honoré (1)	100.00%	100.00%
Loisirs Finance	51.00%	51.00%
Natiobail	94.99%	91.11%
Natiocrédibail	100.00%	99.96%
Natiocrédimurs (1)	100.00%	99.96%
Natioénergie	100.00%	99.96%
Norbail Snc (1)	100.00%	99.96%
Paribas Dérivés Garantis Snc (1)	100.00%	100.00%
Paricomi	100.00%	99.93%
Parilease (1)	100.00%	100.00%
Same Deutz-Fahr Finance	99.97%	99.93%
Services et Prêts immobiliers (1)	100.00%	99.93%
UCB (1)	99.93%	99.93%
UCB Bail (1)	100.00%	99.93%
UCB Entreprises (1)	100.00%	99.93%
UCB Locabail immobilier	100.00%	99.93%
Other financial institutions		
Arius Finance (1)	100.00%	99.99%
Arius SA (1)	100.00%	99.99%
Arval ECL SAS (1)	100.00%	99.99%
Arval PHH Holding SAS (1)	100.00%	99.99%
Arval Service Lease (1)	100.00%	99.99%
B*Capital (1)	100.00%	100.00%
Banexi Communication (1)	100.00%	100.00%
Banexi Société de Capital Risque Bancaire	100.00%	100.00%
BNP Paribas Arbitrage (1)	100.00%	100.00%
BNP Paribas Asset Management (1)	100.00%	100.00%
BNP Paribas Asset Management Group (1)	100.00%	100.00%
BNP Paribas Developpement	100.00%	100.00%
BNP Paribas Epargne Entreprise (1)	100.00%	100.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003.

FULLY-CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
BNP Paribas Equities France (1)		99.96%	99.96%
BNP Paribas Equity Strategies France (1)		100.00%	100.00%
BNP Paribas Gestion Epargne Salariale (1)		100.00%	100.00%
BNP Paribas Securities Services International Holding SA		100.00%	100.00%
Capstar Partners SAS		80.00%	80.00%
Cardif Asset Management (1)		100.00%	100.00%
Codexi		99.98%	99.98%
Compagnie d'Investissements de Paris - C.I.P		100.00%	100.00%
Conseil Investissement (1)		100.00%	100.00%
Cortal Fund Management (1)		100.00%	100.00%
Financière BNP Paribas (1)		100.00%	100.00%
Gestion et Location (1)		99.99%	99.99%
Jovacienne de Participations (1)		100.00%	100.00%
Société de Courtage et d'Assurance Universel (1)		100.00%	99.96%
Société de Renseignements Contentieux Développement - Soreco (1)		99.92%	99.92%
Société Française Auxiliaire - S.F.A. (1)		100.00%	100.00%
Truck Management Artegy (1)		100.00%	99.99%
Other financial sector companies			
Aprolis Finance		51.00%	50.98%
Cofiparc (1)		100.00%	99.99%
Nhg Guyomarc'h (1)		100.00%	100.00%
Sa Leval 3 (1)		100.00%	100.00%
Socappa (1)		99.93%	99.89%
OUTSIDE FRANCE			
Credit institutions			
Europe			
Banca UCB SPA	Italy	100.00%	99.96%
Banco Cetelem Portugal (formerly Cetelem SFAC)	Portugal	100.00%	100.00%
Banco Cetelem SA (formerly Banco Fimestic SA)	Spain	100.00%	100.00%
BNP Capital Finance Ltd	Ireland	100.00%	100.00%
BNP Factor	Portugal	100.00%	100.00%
BNP Paribas (Bulgaria) AD	Bulgaria	80.00%	80.00%
BNP Paribas Bank (Hungaria) RT	Hungary	100.00%	100.00%
BNP Paribas Bank (Polska) SA	Poland	100.00%	100.00%
BNP Paribas Bank NV	Netherlands	100.00%	100.00%
BNP Paribas Cyprus Ltd	Cyprus	100.00%	100.00%
BNP Paribas Espana SA	Spain	99.48%	99.48%
BNP Paribas Finance plc	United Kingdom	100.00%	100.00%
BNP Paribas Guernesey Ltd	Guernsey	100.00%	99.99%
BNP Paribas Luxembourg sa	Luxembourg	100.00%	100.00%
BNP Paribas Net Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Private Bank Switzerland	Switzerland	100.00%	99.99%
BNP Paribas Suisse SA	Switzerland	99.99%	99.99%
Cetelem Bank Gmbh	Germany	70.00%	70.00%
Cetelem Belgium	Belgium	100.00%	100.00%
Cetelem Benelux BV	Netherlands	100.00%	100.00%
CNH Capital Europe Ltd (formerly Case Credit UK Ltd)	United Kingdom	100.00%	50.08%
Consors Discount Broker AG	Germany	100.00%	100.00%
Cortal Bank Luxembourg	Luxembourg	100.00%	100.00%
Evergo Finanzaria	Italy	60.00%	59.98%
Magyar Cetelem	Hungary	100.00%	100.00%
UCB Group Ltd	United kingdom	100.00%	100.00%
Union de Creditos Immobiliarios - UCI	Spain	50.00%	49.97%
United European Bank Switzerland (Group)	Switzerland	100.00%	99.99%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003.

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Credit institutions (cont'd)			
Americas			
Banco Cetelem Argentina	Argentina	60.00%	60.00%
Bancwest Corporation (Group)	United States	100.00%	100.00%
BNP Andes	Peru	100.00%	100.00%
BNP Leasing Dallas Corporation	United States	100.00%	100.00%
BNP Paribas Brasil SA	Brazil	100.00%	100.00%
BNP Paribas Canada	Canada	100.00%	100.00%
BNP Paribas North America Incorporated - Pna	United States	100.00%	100.00%
BNP Private Bank & Trust Cie Bahamas Ltd	Bahamas	100.00%	100.00%
Paribas Finance Incorporated	United States	100.00%	100.00%
Paribas North America	United States	100.00%	100.00%
Paribas Principal Incorporated	United States	100.00%	100.00%
Asia-Pacific			
BNP Paribas Peregrine Services Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine (Singapore) Ltd	Singapore	100.00%	100.00%
Cetelem Thailand	Thailand	100.00%	100.00%
PT Bank BNP Paribas Indonesia	Indonesia	100.00%	99.99%
Africa			
Banque Internationale Commerce et Industrie Burkina Faso	Burkina Faso	51.00%	46.68%
Banque Internationale Commerce et Industrie Cote d'Ivoire	Ivory Coast	60.29%	58.91%
Banque Internationale Commerce et Industrie Gabon	Gabon	46.66%	46.66%
Banque Internationale Commerce et Industrie Senegal	Senegal	54.11%	52.33%
Banque Malgache de l'Ocean Indien	Madagascar	75.00%	75.00%
Banque Marocaine du Commerce et de l'Industrie	Morocco	53.16%	53.16%
Banque Marocaine du Commerce et de l'Industrie Leasing	Morocco	72.03%	38.29%
Banque Marocaine du Commerce et de l'Industrie Offshore	Morocco	100.00%	53.16%
Banque pour le Commerce et l'Industrie de la Mer Rouge	Djibouti	51.00%	51.00%
BNP Paribas Le Caire	Egypt	86.81%	86.81%
Union Bancaire pour le Commerce et l'Industrie	Tunisia	50.00%	50.00%
Union Tunisienne de Leasing	Tunisia	53.86%	26.93%
Other financial institutions			
Europe			
All In One Allemagne	Germany	100.00%	99.96%
Arval Belgium	Belgium	100.00%	99.99%
Arval Ltd	United Kingdom	100.00%	99.99%
Arval Luxembourg	Luxembourg	100.00%	99.99%
Arval Nederland	Netherlands	100.00%	99.99%
Arval PHH Deutschland Gmbh	Germany	100.00%	99.99%
Arval PHH Holding Ltd (Group)	United Kingdom	100.00%	99.99%
Arval PHH Holdings UK Ltd	United Kingdom	100.00%	99.99%
Arval Polska	Poland	100.00%	99.99%
Arval Portugal	Portugal	100.00%	99.99%
Arval Service Lease Spain	Spain	99.98%	99.97%
Arval Service Lease Italia	Italy	70.00%	65.07%
BNP Ireland Ltd	Ireland	100.00%	100.00%
BNP Paribas Asset Management SGR Milan SPA	Italy	100.00%	100.00%
BNP Paribas Asset Management UK Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Capital Markets Group Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Commodity Futures Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Equities Italie SIM (formerly Pasfin Sim Milan)	Italy	100.00%	100.00%
BNP Paribas E & B Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Finanzaria SPA	Italy	100.00%	100.00%
BNP Paribas Fund Services	Luxembourg	100.00%	100.00%
BNP Paribas Lease Group plc (Group)	United Kingdom	100.00%	99.96%
BNP Paribas Lease Group SA Belgium	Belgium	100.00%	99.94%

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
Europe (cont'd)			
BNP Paribas Lease Group SA EFC	Spain	100.00%	99.96%
BNP Paribas Lease Group SPA	Italy	100.00%	99.96%
BNP Paribas Leasing Gmbh	Germany	100.00%	99.96%
BNP Paribas Leasing SPA	Italy	100.00%	99.96%
BNP Paribas Securities Services Holdings Company Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Holding Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Holdings Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Ltd	United Kingdom	100.00%	100.00%
Cetelem CR	Czech Republic	100.00%	100.00%
Cogent Investment Operations Ireland Ltd	Ireland	100.00%	100.00%
Cogent Investment Operations Ltd	United Kingdom	100.00%	100.00%
Compagnie Bancaire UK Fonds C	United Kingdom	100.00%	100.00%
Consors International Holding Gmbh	Germany	100.00%	100.00%
FILIP Partnership	United Kingdom	100.00%	100.00%
Fimestic Expansion sa	Spain	100.00%	100.00%
Leasing Handels und Service AG	Switzerland	100.00%	99.99%
Parvest Investment Management SA	Luxembourg	99.66%	99.66%
Sifida	Luxembourg	70.40%	56.81%
Société Financière pour les pays d'Outre Mer - SFOM	Switzerland	100.00%	100.00%
UFB Factoring Italia	Italy	100.00%	99.96%
UFB Italia SPA	Italy	100.00%	99.96%
Americas			
BNP Paribas Asset Management Incorporated - Pna	United States	100.00%	100.00%
BNP Paribas Brokerage Services Incorporated	United States	100.00%	100.00%
BNP Paribas Capital Trust LLC 1	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 2	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 3	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 4	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 5	United States	100.00%	0.00%
BNP Paribas Capital Trust LLC 6	United States	100.00%	0.00%
BNP Paribas Capstar Partners Inc - Pna	United States	100.00%	100.00%
BNP Paribas Commodities Futures Incorporated - Pna	United States	100.00%	100.00%
BNP Paribas Investment Services LLC	United States	100.00%	100.00%
BNP Paribas Securities Corporation - Pna	United States	100.00%	100.00%
BNP US Funding LLC	United States	100.00%	100.00%
Capstar Partners LLC	United States	75.00%	75.00%
Cooper Neff Advisors Incorporated	United States	100.00%	100.00%
Cooper Neff Group	United States	100.00%	100.00%
French American Banking Corporation - F.A.B.C - Pna	United States	100.00%	100.00%
Petits Champs Participaçoes e Serviços SA	Brazil	100.00%	100.00%
Asia-Pacific			
BNP Equities Asia Ltd	Malaysia	100.00%	100.00%
BNP Paribas Arbitrage (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Asia Equities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Equities (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Equities Group (Australia) Ltd	Australia	100.00%	100.00%
BNP Paribas Finance (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Futures (Hong Kong) Ltd	Hong Kong	100.00%	100.00%
BNP Paribas New Zealand Ltd	New Zealand	100.00%	100.00%
BNP Paribas Pacific (Australia) Ltd	Australia	100.00%	100.00%
BNP Paribas Peregrine Capital Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Investments Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Ltd	Malaysia	100.00%	100.00%
BNP Paribas Peregrine Securities (Thailand) Ltd	Thailand	100.00%	100.00%
BNP Paribas Peregrine Securities Korea Company Ltd	South Korea	100.00%	100.00%
BNP Paribas Peregrine Securities Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Peregrine Securities Pte Ltd	Singapore	100.00%	100.00%
BNP Paribas Securities (Australia) Ltd	Australia	100.00%	100.00%

FULLY-CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
Other financial institutions (cont'd)			
Asia–Pacific (cont'd)			
BNP Paribas Securities Ltd	Hong Kong	100.00%	100.00%
Cogent Investment Operations Pty Australie	Australia	100.00%	100.00%
Henaross Pty Ltd (2)	Australia	100.00%	100.00%
PT BNP Lippo Utama Leasing	Indonesia	88.00%	87.99%
Other financial sector companies			
Bergues Finance Holding	Bahamas	100.00%	99.99%
BNP Paribas Fixed Assets Ltd	United Kingdom	100.00%	100.00%
BNP Paribas UK Treasury Ltd (3)	United Kingdom	100.00%	100.00%
BNP Paribas US Medium Term Notes Program LLC	United States	100.00%	100.00%
Capucine BV	Netherlands	100.00%	52.85%
Claas Leasing Gmbh	Germany	100.00%	89.96%
Crisps Ltd	Cayman Islands	100.00%	100.00%
Dealremote Ltd	United Kingdom	100.00%	100.00%
Epimetheus Investments Ltd	Cayman Islands	92.50%	92.50%
Fidex plc (ex Fidex Holding Ltd)	United Kingdom	100.00%	0.00%
Forsete Investments SA	Luxembourg	100.00%	0.00%
Global Guaranteed Cliquet Investment	Cayman Islands	95.00%	95.00%
Global Hedged Equity Investment Ltd	Cayman Islands	95.00%	95.00%
Joconde SA	Luxembourg	100.00%	0.00%
Mexita Ltd N°2	Cayman Islands	90.00%	90.00%
Mexita Ltd N°3	Cayman Islands	90.00%	90.00%
Mexita Ltd N°4	Cayman Islands	90.00%	90.00%
Mistral Investments SA	Luxembourg	100.00%	0.00%
Sirocco Investments SA	Luxembourg	100.00%	0.00%
Tender Option Bond Municipal Program SPV	United States	100.00%	100.00%

Other companies	Group voting interest (%)	Group ownership interest (%)
IN FRANCE		
Real estate		
BNP Paribas Immobilier (1)	100.00%	100.00%
BNP Paribas Participations Finance Immobilier (1)	100.00%	100.00%
Great Central Railway land SA (1)	99.97%	99.97%
Immobilière des Bergues (1)	100.00%	100.00%
Klépierre Services	100.00%	50.52%
Meunier Promotion (Groupe) (1)	100.00%	100.00%
SA Klépierre	53.07%	52.85%
Sas 192 avenue Charles De Gaulle	100.00%	52.85%
Sas 21 Kleber	100.00%	52.85%
Sas 21 La Perouse	100.00%	52.85%
Sas 23 avenue de Marignan (formerly Sté du 23 avenue Marignan)	99.99%	52.85%
Sas 43 Grenelle	100.00%	52.85%
Sas 43 Kleber	100.00%	52.85%
Sas 46 Notre-Dame des victoires	100.00%	52.85%
Sas 5 Turin	100.00%	52.85%
Sas Baudot Massy	100.00%	52.85%
Sas Begles Arcins	100.00%	43.60%
Sas Brescia	100.00%	43.60%
Sas Cande	100.00%	52.84%
Sas Cecoville	100.00%	52.85%
Sas Center Villepinte	99.97%	43.59%
Sas Centre Jaude Clermont	99.99%	43.60%
Sas Concorde Puteaux	100.00%	52.85%
Sas Daumesnil Reuilly	100.00%	52.85%
Sas Doumer Caen	99.96%	43.58%
Sas Espace Dumont D'Urville	100.00%	52.85%
Sas Espace Kleber	100.00%	52.85%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003.
(2) Company consolidated at the level of Parritaye Pty Ltd as of 31 December 2002.
(3) Company consolidated at the level of Monopoly until 31 December 2002 .

FULLY-CONSOLIDATED COMPANIES

Other companies	Group voting interest (%)	Group ownership interest (%)
Real estate (cont'd)		
Sas Flandre	100.00%	52.84%
Sas Issy Desmoulins	100.00%	52.85%
Sas Kleber Levallois	100.00%	52.85%
Sas Klebureaux	100.00%	52.85%
Sas Klecar Europe Sud	83.00%	43.86%
Sas Klecentres	82.50%	43.60%
Sas Klefinances (1)	100.00%	100.00%
Sas Klegestion	100.00%	52.85%
Sas Klemurs	100.00%	52.85%
Sas Klepierre Conseil	100.00%	52.85%
Sas Klepierre Finance	100.00%	52.85%
Sas Klepierre Transactions	100.00%	52.85%
Sas Le Havre Capelet	100.00%	52.85%
Sas Le Havre Tourneville	100.00%	52.85%
Sas Leblanc Paris 15	100.00%	52.85%
Sas Louis David (formerly Sa Centrale Immobilière)	100.00%	52.85%
Sas LP7	100.00%	52.85%
Sas Melun Saint-Peres	99.98%	43.59%
Sas Odysseum Place de France	70.00%	36.99%
Sas Oise Cergy	50.00%	26.42%
Sas Opale	100.00%	52.85%
Sas Poitiers Alienor	100.00%	52.85%
Sas Saint-Andre Pey berland	100.00%	43.60%
Sas Secmarne	61.67%	29.43%
Sas Segecar	50.00%	18.66%
Sas Segece	74.99%	37.32%
Sas Segece Loisirs Transactions	95.12%	35.53%
Sas Socoseine	100.00%	48.97%
Sas Strasbourg La Vigie	99.85%	43.54%
Sas Suffren Paris 15	100.00%	52.85%
Sas Tours Nationale	100.00%	43.60%
Sc Centre Bourse	100.00%	44.99%
Sc Solorec	100.00%	46.44%
Sci 8 Rue du Sentier	100.00%	52.85%
Sci Secovalde	40.00%	21.14%
Sci Square Chaptal Alun (formerly Sci Square Chaptal 2)	100.00%	52.85%
Setic (1)	100.00%	100.00%
Snc CB Pierre	99.00%	52.32%
Snc Foncière Saint Germain	100.00%	52.85%
Snc Galae	100.00%	44.93%
Snc General Leclerc 11-11bis Levallois	100.00%	52.85%
Snc Jardins des Princes	100.00%	52.85%
Snc KC1	100.00%	43.86%
Snc KC2	100.00%	43.86%
Snc KC3	100.00%	43.86%
Snc KC4	100.00%	43.86%
Snc KC5	100.00%	43.86%
Snc KC6	100.00%	43.86%
Snc KC7	100.00%	43.86%
Snc KC8	100.00%	43.86%
Snc KC9	100.00%	43.86%
Snc KC10	100.00%	43.86%
Snc KC11	100.00%	43.86%
Snc KC12	100.00%	43.86%
Snc Kleber la Perouse	100.00%	52.85%
Snc Klecar France	83.00%	43.86%
Snc Barjac Victor (formerly Snc Le Barjac)	100.00%	52.85%
Snc Maille Nord	100.00%	52.85%
Snc Soccendre	100.00%	37.38%
Snc Sodevac	100.00%	52.85%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003.

FULLY-CONSOLIDATED COMPANIES

Other companies		Group voting interest (%)	Group ownership interest (%)
Insurance			
Cardif RD (1)		100.00%	100.00%
Cardif SA (1)		100.00%	100.00%
Cardif Sté Vie (1)		100.00%	100.00%
Cybele RE		100.00%	100.00%
GIE Helios		75.90%	67.90%
Natiovie (1)		100.00%	100.00%
Other business units			
Antin Participation 4 (1)		100.00%	100.00%
Antin Participation 5 (1)		100.00%	100.00%
Antin Participation 7 (1)		95.50%	95.50%
Antin Participation 13		99.99%	95.49%
Antin Vendôme		96.77%	96.77%
Bincofi (1)		100.00%	100.00%
BNP Paribas BDDI Participations (1)		100.00%	100.00%
BNP Paribas Stratégies Actions (1)		100.00%	100.00%
Capefi (1)		100.00%	100.00%
Catesienne de Participation		100.00%	100.00%
Compagnie Auxiliaire d'Entreprises et de Chemins de Fer (1)		99.99%	99.99%
Compagnie d'Entreprise Industrielle et Commerciale (1)		99.20%	99.20%
Compagnie Immobilière de France (1)		100.00%	100.00%
Foncière de la Compagnie Bancaire (1)		100.00%	100.00%
Immobilier Marché Saint-Honoré (1)		100.00%	100.00%
Kle 65 (1)		100.00%	100.00%
Kle 66 (1)		100.00%	100.00%
Norbail Location (1)		100.00%	99.96%
Omnium Gestion Developpement Immobilier (1)		100.00%	100.00%
Opatra (1)		100.00%	100.00%
Parfici (1)		100.00%	100.00%
Paribas International (1)		100.00%	100.00%
Paribas Santé (1)		100.00%	100.00%
Quatch (1)		99.96%	99.96%
Sagal (1)		100.00%	100.00%
Sas 5 Kleber (1)		100.00%	100.00%
Société Centrale d'Investissement (1)		100.00%	100.00%
Société Générale Commerciale et Financière (1)		100.00%	100.00%
OUTSIDE FRANCE			
Insurance			
BNP de Réassurance au Luxembourg	Luxembourg	100.00%	100.00%
Cardif Assicurazioni SPA	Italy	100.00%	100.00%
Cardif Compania de Seguros de Vida	Argentina	100.00%	100.00%
Cardif do Brasil Seguros	Brazil	100.00%	100.00%
Cardif Leven	Belgium	100.00%	100.00%
Cardif Levensverzekeringen NV	Netherlands	100.00%	100.00%
Cardif Nederland Holding BV	Netherlands	100.00%	100.00%
Cardif Schadeverzekeringen NV	Netherlands	100.00%	100.00%
Compania de Seguros Generales	Chile	100.00%	100.00%
Compania Seguros de Vida	Chile	100.00%	100.00%
European Reinsurance Ltd	Guernsey	100.00%	94.18%
Investlife sa	Luxembourg	100.00%	100.00%
Luxpar-Ré	Luxembourg	100.00%	100.00%
Pinnacle Insurance	United Kingdom	100.00%	94.18%
Pinnacle Insurance Holdings	United Kingdom	100.00%	94.18%
Pinnacle Insurance Management Services	United Kingdom	100.00%	94.18%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003.

Other companies		Group voting interest (%)	Group ownership interest (%)
Real estate			
Arcol	Slovakia	100.00%	52.85%
Belarcol	Belgium	100.00%	52.85%
Belga Sept SA	Belgium	100.00%	52.85%
Cinneo SRL	Italy	85.00%	44.92%
Delcis Cr	Czech Republic	100.00%	52.85%
Ejesur	Spain	100.00%	100.00%
F M C	Czech Republic	75.00%	27.99%
I.C.D SPA	Italy	85.00%	37.06%
Immobiliare Magnolia	Italy	85.00%	44.92%
Klecar Foncier Espana	Spain	100.00%	43.86%
Klecar Foncier Iberica	Spain	100.00%	43.86%
Klecar Italia SPA	Italy	100.00%	43.86%
Klecar Participations Italie	Italy	83.00%	43.86%
Klefin Italia SPA	Italy	100.00%	52.85%
Klelou SA	Portugal	100.00%	52.85%
Klépierre Portugal SA SGPS	Portugal	100.00%	52.85%
KFM Macedonia (formerly Snc Macedonia)	Greece	100.00%	43.95%
Novate SRL	Italy	100.00%	52.85%
Zobel Investment BV	Netherlands	100.00%	52.85%
Other business units			
BNP Paribas Capital Investments Ltd	United Kingdom	100.00%	100.00%
BNP Paribas Fleet Leasing	United Kingdom	100.00%	99.99%
BNP Paribas International BV	Netherlands	100.00%	100.00%
BNP Paribas Services	Switzerland	100.00%	99.99%
Cetelem America	Brazil	100.00%	100.00%
Cobepa - Amparzo	Netherlands	100.00%	98.47%
Cobepa - Ibel (formerly Cobepa - Belvuco)	Belgium	98.83%	97.31%
Cobepa - Cippar	Belgium	100.00%	98.47%
Cobepa - Claireville	Belgium	100.00%	98.47%
Cobepa - Cobema	Belgium	100.00%	98.47%
Cobepa - Cobepa Finance	Luxembourg	100.00%	98.47%
Cobepa - Cobepa International	Netherlands	100.00%	98.47%
Cobepa - Cobepa Technology	Belgium	100.00%	98.47%
Cobepa - Compagnie de Participations Internationales NV	Netherlands	100.00%	98.47%
Cobepa - Compagnie de Participations Internationales sa	Luxembourg	97.50%	96.01%
Cobepa - Copabel sa	Belgium	100.00%	96.01%
Cobepa - Gepeco	Belgium	100.00%	98.47%
Cobepa - Groupe Financier Liégeois	Belgium	99.60%	98.07%
Cobepa – Holnor	Netherlands	100.00%	98.47%
Cobepa - I.I.M	Netherlands	100.00%	98.47%
Cobepa – Ilmaco	Belgium	100.00%	97.31%
Cobepa – Libelux	Luxembourg	100.00%	98.47%
Cobepa - Libenel BV	Netherlands	100.00%	98.47%
Cobepa – Mascagni	Belgium	100.00%	97.31%
Cobepa - Paribas Deelnemingen NV	Netherlands	99.70%	98.17%
Cobepa - Paribas Participation Limitée	Canada	97.50%	96.01%
Cobepa - Regio Invest Ontwik Maats	Belgium	100.00%	97.31%
Cobepa - SA Mosane	Belgium	100.00%	98.47%
Cobepa - Sté Financière et de Réalisation	Belgium	100.00%	98.47%
Cobepa - Tradexco sa	Belgium	100.00%	98.47%
Cobepa – Ulran	Luxembourg	100.00%	98.47%
Compagnie Bancaire Uk Fonds B	United Kingdom	100.00%	100.00%
Compagnie Belge de Participations Paribas - Cobepa	Belgium	98.40%	98.47%
Compagnie Financière Ottomane	Luxembourg	96.47%	96.46%
Paribas Management Services Ltd	United Kingdom	100.00%	100.00%
Paribas Sante International BV	Netherlands	100.00%	100.00%
Paribas Trust Luxembourg	Luxembourg	100.00%	100.00%
Parritaye Pty Ltd	Australia	100.00%	100.00%
Placement, Gestion, Finance Holding - Plagefin	Luxembourg	99.99%	99.99%
Sagip	Belgium	100.00%	100.00%

PROPORTIONALLY-CONSOLIDATED COMPANIES

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Other financial institutions			
Antarius		50.00%	50.00%
OUTSIDE FRANCE			
Credit institutions			
Europe			
BNP AK Dresdner Bank AS	Turkey	30.00%	30.00%
Findomestic	Italy	50.00%	50.00%
Asia-Pacific			
International Bank of Paris and Shanghai	People's Republic of China	50.00%	50.00%
Other financial institutions			
Europe			
BNP AK Dresdner Financial Kiralama	Turkey	29.98%	29.98%
Halifax Cetelem Credit Ltd	United Kingdom	50.00%	50.00%

Other companies		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Insurance			
Axeria Assurances		35.00%	35.00%
Natio Assurance		50.00%	50.00%
Real estate			
Sas Cecobil		50.00%	26.42%
Sas Soaval		49.92%	18.63%
Sas Espace Cordeliers		50.00%	26.42%
Sas Le Havre Lafayette		50.00%	26.42%
Sas Le Havre Vauban		50.00%	26.42%
Sci Antin Vendome		50.00%	26.42%
Sci du Bassin Nord		50.00%	26.42%
OUTSIDE FRANCE			
Insurance			
Centro Vita Assicurazioni SPA	Italy	49.00%	49.00%
Real estate			
Centros Shopping Gestion	Italy	50.00%	18.66%
I G C	Italy	40.00%	21.14%
P S G	Italy	50.00%	18.66%
Other business units			
Cobepa – Bogerco	Belgium	50.00%	49.23%

COMPANIES CARRIED UNDER THE EQUITY METHOD

Financial institutions		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Credit institutions			
Axa Crédit		35.00%	35.00%
Banque Petrofigaz		21.98%	21.98%
Caisse d'Epargne Financement - CEFI		33.00%	33.00%
Cofinoga (Group)		44.00%	44.00%
Consors France		100.00%	100.00%
Société Paiement PASS		40.01%	40.01%
Other financial institutions			
Laser		9.01%	9.01%
Other financial sector companies			
C.I.G - Cofidis International Groupe		15.00%	15.00%
OUTSIDE FRANCE			
Credit institutions			
Europe			
Cetelem Poslka Expansion SA	Poland	100.00%	100.00%
Consors Espana	Spain	100.00%	100.00%
Cortal Belgique	Belgium	100.00%	100.00%
Creation Financial Services	United Kingdom	49.05%	49.05%
Fortis Crédit	Belgium	45.00%	45.00%
Servicios Financieros Carrefour EFC SA (formerly Fipryca)	Spain	40.00%	40.00%
Asia-Pacific			
BNP Paribas Peregrine Futures Ltd	Hong Kong	100.00%	100.00%
BNP Paribas Private Bank (Japan) Ltd	Japan	100.00%	100.00%
Cetelem Capital Company Ltd (formerly Cetelem Services Korea)	South Korea	100.00%	100.00%
PT BNP Paribas Peregrine	Indonesia	100.00%	98.80%
Other financial institutions			
Americas			
Fischer Francis Trees and Watts	United States	24.93%	70.92%
Other financial sector companies			
Europe			
Centro Leasing SPA	Italy	34.29%	34.28%
Americas			
CCAC	Brazil	40.00%	40.00%

Other companies		Group voting interest (%)	Group ownership interest (%)
IN FRANCE			
Insurance			
Axa Ré Finance		21.00%	21.00%
Other			
Finaxa		13.38%	21.32%
Sinvim (1)		100.00%	100.00%
OUTSIDE FRANCE			
Real estate			
Devimo Consult	Belgium	35.00%	13.06%
Insurance			
State Bank of India Life Insurance Company Ltd	India	26.00%	26.00%

(1) Members of the BNP Paribas SA tax group as of 1 January 2003.

NOTE 3 – INTERBANK AND MONEY MARKET ITEMS

In millions of euros	30 June 2003			31 Dec. 2002	30 June 20(
	Gross	Provisions	Net	Net	Net
Cash and amounts due from central banks and post office banks	**8,648**	**(104)**	**8,544**	**9,884**	**9,988**
Treasury bills and money market instruments (note 5)	**95,116**	**(295)**	**94,821**	**83,990**	**84,354**
Due from credit institutions					
Demand accounts	7,665	(35)	7,630	9,426	18,309
Term loans and time deposits (a)	19,722	(232)	19,490	22,938	19,283
Repurchase agreements:					
Securities received under resale agreements	141,691	-	141,691	112,100	114,737
Bills purchased outright or under resale agreements	1,573	-	1,573	1,730	2,179
Total securities and bills purchased outright or under resale agreements	143,264	-	143,264	113,830	116,916
Subordinated loans	204	-	204	318	354
Total due from credit institutions	**170,855**	**(267)**	**170,588**	**146,512**	**154,862**
Total interbank and money market items	**274,619**	**(666) (b)**	**273,953**	**240,386**	**249,204**
Including accrued interest			*1,714*	*3,228*	*3,172*

(a) "Term loans and time deposits" include overnight and term loans which are not represented by a bill or security, particularly financial credits. Financial credits correspond to commercial loans with an initial term of more than one year granted to credit institutions, where the ultimate borrowers are business entities other than financial sector companies, generally from developing countries on which the transfer risk has been provided for (note 8).

(b) Including EUR 556 million in general provisions for country risks.

NOTE 4 – CUSTOMER ITEMS

In millions of euros	30 June 2003			31 Dec. 2002	30 June 2002
	Gross	Provisions	Net	Net	Net
Due from customers					
Commercial and industrial loans	10,561	(31)	10,530	11,806	13,226
Overdrafts	13,376		13,376	12,908	16,364
Other credits					
– Short-term loans	45,386		45,386	50,503	42,851
– Mortgage loans	42,330		42,330	42,701	39,647
– Investment loans	22,194		22,194	22,452	21,543
– Export loans	5,629	(719)	4,910	4,462	6,782
– Other customer loans	41,359	(56)	41,303	38,024	50,298
Total other credits	156,898	(775)	156,123	158,142	161,121
Doubtful customer loans	12,843	(8,624)	4,219	4,385	4,196
Accrued interest	1,259		1,259	1,277	1,504
Securities and bills purchased outright or under resale agreements	18,018		18,018	16,103	8,893
Subordinated loans (b)	88	(7)	81	98	249
Total due from customers (c)	**213,043**	**(9,437)**	**203,606**	**204,719**	**205,553**
Leasing receivables	**20,620**	**(440)**	**20,180**	**20,622**	**20,107**
Total customer items	**233,663**	**(9,877) (a)**	**223,786**	**225,341**	**225,660**
Including accrued interest			*1,530*	*1,620*	*1,762*

(a) Including EUR 860 million in general provisions for country risks.

(b) Participating loans granted to BNP Paribas customers included under "Subordinated loans" amounted to EUR 62 million at 30 June 2003 (EUR 53 million at 31 December 2002 and EUR 209 million at 30 June 2002).

(c) Loans qualifying for refinancing by Banque de France amounted to EUR 7,521 million at 30 June 2003 (EUR 8,079 million at 31 December 2002 and EUR 12,311 million at 30 June 2002).

NOTE 5 – TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY

In millions of euros	30 June 2003				31 Dec. 2002		30 June 2002	
	Gross	Provisions	Net book value	Market value	Net book value	Market value	Net book value	Market value
Trading account securities:								
Treasury bills and money market instruments	64,004		64,004	64,004	54,453	54,453	55,603	55,603
Bonds and other fixed income instruments	28,574		28,574	28,574	24,707	24,707	31,255	31,255
Equities and other variable income instruments	40,012		40,012	40,012	21,149	21,149	35,289	35,289
Own shares held within the Group	130		130	130	14	14	325	325
Total trading account securities	**132,720**		**132,720**	**132,720**	**100,323**	**100,323**	**122,472**	**122,472**
Including unlisted equities and bonds	*7,311*		*7,311*	*7,311*	*4,806*	*4,806*	*4,888*	*4,888*
Securities available for sale:								
Treasury bills and money market instruments	9,955	(256)	9,699	10,219	7,254	7,830	9,149	9,722
Bonds and other fixed income instruments	12,796	(576)	12,220	12,895	9,642	10,213	8,623	9,281
Equities, other variable income instruments and equity securities available for sale in the medium-term	1,433	(247)	1,186	1,291	1,453	1,547	1,873	2,009
Own shares held within the Group								
Total securities available for sale	**24,184**	**(1,079)**	**23,105**	**24,405**	**18,349**	**19,590**	**19,645**	**21,012**
Including unlisted equities and bonds	*1,435*	*(8)*	*1,427*	*1,455*	*1,541*	*1,556*	*1,304*	*1,326*
Debt securities held to maturity:								
Treasury bills and money market instruments	21,157	(39)	21,118	21,491	22,283	22,735	19,602	19,974
Bonds and other fixed income instruments	6,804	(14)	6,790	7,391	7,615	8,009	5,692	5,842
Total debt securities held to maturity	**27,961**	**(53)**	**27,908**	**28,882**	**29,898**	**30,744**	**25,294**	**25,816**
Including unlisted bonds	*358*		*358*	*364*	*409*	*414*	*588*	*583*
Total trading account securities, securities available for sale and debt securities held to maturity (a)	**184,865**	**(1,132)**	**183,733**	**186,007**	**148,570**	**150,657**	**167,411**	**169,300**
Including:								
Treasury bills and money market instruments	95,116	(295)	94,821	95,714	83,990	85,018	84,354	85,299
Bonds and other fixed income instruments	48,174	(590)	47,584	48,860	41,964	42,929	45,570	46,378
Including unlisted bonds	*3,000*	*(3)*	*2,997*	*3,024*	*2,452*	*2,465*	*2,879*	*2,885*
Equities and other variable income instruments	41,575	(247)	41,328	41,433	22,616	22,710	37,487	37,623
Including unlisted equities	*6,104*	*(5)*	*6,099*	*6,106*	*4,304*	*4,311*	*3,901*	*3,912*

.(a) Mutual fund shares held by the BNP Paribas Group amounted to EUR 7,196 million at 30 June 2003 (EUR 4,437 million at 31 December 2002 and EUR 4,355 million at 30 June 2002). This amount includes EUR 6,502 million in growth funds, of which EUR 243 million incorporated in France (EUR 4,246 million at 31 December 2002 of which EUR 791 million incorporated in France and EUR 4,186 million at 30 June 2000 of which EUR 661 million incorporated in France).

NOTE 5 – TRANSACTIONS ON TRADING ACCOUNT SECURITIES, SECURITIES AVAILABLE FOR SALE AND DEBT SECURITIES HELD TO MATURITY (Cont'd)

Securities were reclassified among the various portfolios as follows in the three periods presented:

Former classification	New classification	Amount transferred (in millions of euros)		
		6 months to 30 June 2003	12 months to 31 Dec. 2002	6 months to 30 June 2002
Trading account securities	Securities available for sale	780	575	326
Securities available for sale	Debt securities held to maturity	5	270	295
Debt securities held to maturity	Securities available for sale	593	769	783

The above amounts do not include arms' length transactions between two Group companies pursuing different management objectives (including purchases of debt securities held to maturity from trading portfolio managers).

Net discounts on debt securities held to maturity, reflecting a redemption price higher than the acquisition price, amounted to EUR 243 million at 30 June 2003 (EUR 364 million at 31 December 2002 and EUR 49 million at 30 June 2002). These discounts are amortised over the remaining life of the securities.

Net discounts on securities available for sale, reflecting a redemption price higher than the acquisition price, amounted to EUR 105 million at 30 June 2003 (EUR 181 million at 31 December 2002 and EUR 191 million at 30 June 2002).

Receivables corresponding to securities lent amounted to EUR 8,474 million at 30 June 2003 (EUR 5,051 million at 31 December 2002 and EUR 10,402 million at 30 June 2002).

Accrued interest on fixed income securities was EUR 521 million at 30 June 2003 (EUR 506 million at 31 December 2002 and EUR 533 million at 30 June 2002).

One of the Group subsidiaries engaged in trading and arbitraging on stock market indexes held 2,940,000 BNP Paribas SA shares at 30 June 2003, under trading account securities (note 22).

NOTE 6 – INSURANCE COMPANY INVESTMENTS

In millions of euros	30 June 2003	31Dec. 2002	30 June 2002
Real estate	1,141	1,141	1,223
Equities, mutual funds and other variable income instruments	3,122	2,613	2,513
Bonds and other fixed income instruments	31,456	30,323	28,748
Admissible assets related to unit-linked business	21,288	20,734	21,670
Reinsurers' share of technical reserves	1,079	919	699
Other	619	629	552
Accrued interest	667	795	759
Insurance company investments	**59,372**	**57,154**	**56,164**

NOTE 7 – INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT

In millions of euros	30 June 2003			31 Dec. 2002		30 June 2002	
	Gross book value	Net book value	Market value	Net book value	Market value	Net book value	Market value
Equity securities held for long-term investment							
Unlisted securities	2,949	2,561	3,152	2,620	3,245	2,708	3,501
Listed securities	2,854	2,456	3,253	2,787	3,875	3,033	5,030
Total equity securities held for long-term investment	**5,803**	**5,017**	**6,405**	**5,407**	**7,120**	**5,741**	**8,531**
Investments in non-consolidated undertakings and other participating interests (a):							
Investments in non-consolidated undertakings	1,813	1,021	1,149	887	1,032	1,088	1,185
Other participating interests							
Unlisted securities	1,130	931	1,180	1,116	1,482	1,232	1,533
Listed securities	867	610	742	3,869	3,743	792	892
Total other participating interests	1,997	1,541	1,922	4,985	5,225	2,024	2,425
Total investments in non-consolidated undertakings and other participating interests	**3,810**	**2,562**	**3,071**	**5,872**	**6,257**	**3,112**	**3,610**
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**9,613**	**7,579**	**9,476**	**11,279**	**13,377**	**8,853**	**12,141**

(a) The market value of unlisted investments in non-consolidated undertakings and other unlisted participating interests is principally determined based on the value of the BNP Paribas Group's equity in the underlying net assets. Where necessary, the valuation is based on revalued net assets.

Investments in non-consolidated credit institutions amounted to EUR 170 million at 30 June 2003 (EUR 144 million at 31 December 2002 and EUR 476 million at 30 June 2002). Participating interests in credit institutions amounted to EUR 454 million at 30 June 2003 (EUR 3,566 million at 31 December 2002 and EUR 501 million at 30 June 2002).

Net unrealised capital gains on investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment, calculated by reference to period-end market prices for listed securities, amounted to EUR 1,897 million at 30 June 2003 (EUR 2,098 million at 31 December 2002 and EUR 3,288 million at 30 June 2002).

NOTE 7 – INVESTMENTS IN NON-CONSOLIDATED UNDERTAKINGS, OTHER PARTICIPATING INTERESTS AND EQUITY SECURITIES HELD FOR LONG-TERM INVESTMENT (cont'd)

The main companies carried under "Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment" with a net book value of more than EUR 100 million in the BNP Paribas Group's accounts are listed below:

In millions of euros	% interest	Head Office	Consolidated shareholders' equity in 2002 (a)	2002 consolidated net income (loss)	Net book value in the BNP Paribas Group accounts
Interests representing less than 5% of the investee's share capital					
Axa	2.16	Paris	23,711	949	486
Veolia Environnement	1.42	Paris	6,330	339	270
Total	0.23	La Défense	32,146	5,941	194
Vivendi Universal	0.74	Paris	14,020	(23,301)	112
Peugeot	1.53	Paris	10,984	1,690	114
Shinhan Financial Group	4.00	South Korea	2,923	508	125
Schneider Electric	2.03	Boulogne Billancourt	7,785	422	127
Interests representing between 5% and 10% of the investee's share capital					
Tyler trading inc	6.65	Wilmington (USA)	2,013	5	348
Bouygues Telecom	6.41	Issy les Moulineaux	1,350	129	171
Cassa Di Risparmo Di Firenze	6.99	Italy	915	83	119
Interests representing more than 10% of the investee's share capital					
Pargesa Holding	14.63	Switzerland	3,371	(91)	358
ERBE SA	47.01	Belgium	672	25	335
ABN Amro Advisory Inc	19.35	Chicago (USA)	1,503	34	261
Eiffage	29.39	Issy Les Moulineaux	904	126	160
Crédit Logement	30.94	Paris	942	44	156
Interest in an investment fund (PAI Europe III)	13.49	France/UK	N/A	N/A	107

(a) According to French accounting standards, including net income.

NOTE 8 – PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
At 1 January	**13,029**	**13,171**	**13,171**
Net additions during the period	691	1,532	668
Write-offs during the period covered by provisions	(769)	(1,470)	(678)
Translation adjustments and other changes	(630)	(204)	(69)
At period-end	**12,321**	**13,029**	**13,092**
Breakdown of provisions:			
– Provisions deducted from assets:			
• On interbank items (a)	371	416	367
• On customer items (note 4)	9,877	10,347	10,301
• On securities (a)	954	1,009	1,116
Total provisions deducted from assets	11,202	11,772	11,784
Including provisions for country risks	*1,914*	*2,119*	*2,226*
– Provisions recorded under liabilities (note 19):			
• To cover off-balance sheet commitments	522	570	543
• To cover credit risks	597	469	547
• To cover industry risks	-	218	218
Total provisions recorded under liabilities	1,119	1,257	1,308
Including provisions for country risks	*298*	*309*	*337*
Total provisions for credit risks and country risks	**12,321**	**13,029**	**13,092**

(a) Provisions on loans to credit institutions mainly concern financial credits (note 3) exposed to country risk. Provisions on securities shown in the above table cover the country risk affecting securities held by the BNP Paribas Group.

Provisions for credit risks on assets are deducted from the carrying value of the assets. Provisions recorded under liabilities include provisions for losses on off-balance sheet commitments, provisions for claims and litigation, provisions for general risks and provisions for risks that are probable in light of current or past events but the amount and timing of which cannot be reliably determined.

Provisions for country risks covering principal and interest amounted to EUR 2,212 million at 30 June 2003 (EUR 2,428 million at 31 December 2002 and EUR 2,563 million at 30 June 2002).

NOTE 8 – PROVISIONS FOR CREDIT RISKS AND COUNTRY RISKS (cont'd)

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Additions to provisions for credit risks and country risks:			
• Customer and interbank items	1,098	2,533	1,039
• Off-balance sheet commitments	35	93	27
• Securities	49	87	43
• Other credit risks	171	112	176
Total additions to provisions for credit risks and country risks	**1,353**	**2,825**	**1,285**
Recoveries of provisions for credit risks and country risks:			
• Customer and interbank items	(546)	(1,024)	(377)
• Off-balance sheet commitments	(69)	(38)	(13)
• Securities	(43)	(132)	(61)
• Other credit risks	(4)	(99)	(166)
Total recoveries of provisions for credit risks and country risks	**(662)**	**(1,293)**	**(617)**
Net additions to provisions for credit risks and country risks	**691**	**1,532**	**668**
Write-offs not covered by provisions	78	146	73
Recoveries of amounts written off	(53)	(101)	(48)
Cancellation of net (addition to) deduction from provisions for interest in arrears recorded under net banking income	(59)	(107)	(65)
Net charge for the period for credit risks and country risks	**657**	**1,470**	**628**
Including:			
• Net charge to provisions for specific credit risks	727	1,555	645
• Net recovery of provisions for country risks	(70)	(85)	(17)

NOTE 9 – INVESTMENTS IN COMPANIES CARRIED UNDER THE EQUITY METHOD

In millions of euros, at 30 June 2003	Total investments in companies carried under the equity method			Net book value of the investments in the individual accounts of Group companies
	Equity in net assets (based on voting interest)	Equity in first-half 2003 net income (loss)(based on voting interest)	Total	
Financial institutions:				
Credit institutions	*447*	*14*	*461*	*344*
Cofinoga	211	18	229	130
Société de paiement pass	80	9	89	36
C.I.G.	56	8	64	13
Servicios Financieros Carrefour EFC SA	52	4	56	87
BNP Private Banking Japan	16	(1)	15	19
Cetelem Capital Co. Ltd. (South Korea)	7	(26)	(19)	21
Other	25	2	27	38
Other financial institutions	*885*	*2*	*887*	*519*
Finaxa	807	(5) (a)	802	437
Centro Leasing Spa	43	5	48	37
CCAC Brésil	27	6	33	42
Other	8	(4)	4	3
Total financial institutions	**1 332**	**16**	**1 348**	**863**
Other companies:				
Insurance companies:	*54*	*3*	*57*	*62*
Axa Re Finance	38	3	41	41
Other	16	-	16	21
Other companies:	*151*	*20*	*171*	*202*
Sinvim	17	1	18	40
Laser	28	2	30	54
Fischer Francis Tree and Watts	7	2	9	84
Other	99	15	114	24
Total other companies	**205**	**23**	**228**	**264**
Total investments in companies carried under the equity method	**1 537**	**39**	**1 576**	**1 127**

(a) Corresponding to consolidation adjustments.

NOTE 10 – LONG-TERM INVESTMENTS

In millions of euros	Cost at 1 Jan. 2003	Acquisitions	Redemptions and disposals	Transfers and other movements	Cost at 30 June 2003	Provisions at 1 Jan. 2003	Additions to provisions	Recoveries of provisions	Other provision movements	Provisions at 30 June 2003	Net book value at 30 June 2003	Net book value at 31 Dec. 2002
Debt securities held to maturity (note 5)	29,960	15,559	(15,507)	(2,051)	27,961	(62)			9	(53)	27,908	29,898
Investments in non-consolidated undertakings and other participating interests (note 7)	6,890	94	(3,385)	211	3,810	(1,018)	(185)	36	(81)	(1,248)	2,562	5,872
Equity securities held for long-term investment (note 7)	6,175	183	(529)	(26)	5,803	(768)	(197)	159	20	(786)	5,017	5,407
Investments in companies carried under the equity method (note 9)	1,795			(219)	1,576						1,576	1,795
Total long-term investments	**44,820**	**15,836**	**(19,421)**	**(2,085) (a)**	**39,150**	**(1,848)**	**(382)**	**195**	**(52)**	**(2,087)**	**37,063**	**42,972**

(a) Including translation adjustment of EUR (1,384) million.

NOTE 11 – TANGIBLE AND INTANGIBLE ASSETS

In millions of euros	30 June 2003			31 Dec. 2002	30 June 2002
	Gross	Depreciation, amortisation and provisions	Net	Net	Net
Intangible assets					
- Computer software	1,529	(763)	766	538	333
- Other intangible assets	904	(201)	703	749	564
Total intangible assets	2,433	(964)	1,469	1,287	897
Tangible assets:					
- Land and buildings	3,354	(1,211)	2,143	2,076	2,181
- Rental properties (land and buildings)	3,626	(544)	3,082	3,062	2,858
- Equipment, furniture and fixtures	4,195	(2,609)	1,586	1,695	1,690
- Other fixed assets	417		417	520	499
Total tangible assets	11,592	(4,364)	7,228	7,353	7,228
Total tangible and intangible assets	**14,025**	**(5,328)**	**8,697**	**8,640**	**8,125**

Intangible assets

Other intangible assets include lease rights, goodwill and trade marks acquired by the Group, including the Consors trade mark acquired in 2002.

Operating assets

In 1991 and 1992, as allowed by French regulations, Banque Nationale de Paris transferred its main operating real estate holdings to its subsidiary Compagnie Immobilière de France. The book value of the assets was increased by EUR 1,156 million, and the corresponding capital gain was posted to consolidated shareholders' equity under "capital gains on restructuring", net of the related tax effect (note 22). In order to reflect what appeared to be a lasting decline in the real estate market, in 1997 the book value of these real estate assets was written down by EUR 545 million. The adjustment, net of the related tax effect, was recorded in the balance sheet under "capital gains on restructuring", consistently with the initial adjustment.

The operating assets held by Paribas and its subsidiaries at the time of the merger are stated at historical cost.

Depreciation and provisions on rental properties include a EUR 101 million provision booked in accordance with the principle of prudence to cover unrealised losses on the rental properties held by Compagnie Bancaire.

Lease contract on operating assets

In 1993, under a non-cancellable agreement entered into by First Hawaïan Bank, a Group subsidiary, BancWest, leased its headquarters building located in Hawaii until December 2003. At that date, BancWest had the option of deciding whether to extend the lease term, purchase the building at the construction price or arrange for the sale of the building to a third party. If the company selected this latter option, it was required to pay to the lessor any eventual shortfall between the sale proceeds and a USD 162 million residual value. BancWest decided to purchase the building which was recorded in the balance sheet at 30 June 2003 at its construction price, of EUR 174 million (USD 194 million). During 2002, a EUR 25.6 million provision was booked in order to reflect a lasting decline in the real estate market in Hawaii. A further provision of EUR 4.4 million was recorded in the first half of 2003 (note 37).

Non-operating assets

At 30 June 2003, non-operating land and buildings, including assets leased under operating leases, amounted to EUR 3,142 million (EUR 3,122 million at 31 December 2002 and EUR 2,941 million at 30 June 2002). The total includes shopping centres acquired for rental.

Depreciation, amortisation and provisions

The charge for depreciation, amortisation and provisions recorded in the six months ended 30 June 2003 amounted to EUR 337 million (EUR 618 million in the year ended 31 December 2002 and EUR 299 million in the six months ended 30 June 2002).

NOTE 12 – GOODWILL

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Net amount at 1 January	**6,547**	**4,489**	**4,489**
Goodwill on acquisitions made during the period	41	2,988	1,517
Translation adjustment	(314)	(397)	(277)
Amortisation for the period	(206)	(388)	(184)
Exceptional amortisation of goodwill	(40)	(145)	(19)
Unamortised goodwill at period-end	**6,028**	**6,547**	**5,526**

Net amortisation of goodwill totalled EUR 203 million for the six months ended 30 June 2003 after deducting EUR 3 million ir amortisation of badwill (EUR 366 million for the year ended 31 December 2002 after deducting EUR 22 million in amortisation of badwill and EUR 166 million for the six months ended 30 June 2002 after deducting EUR 18 million in amortisation of badwill). Exceptiona amortisation of goodwill on investments sold includes EUR 40 million (EUR 95 million for the year ended 31 December 2002 and EUR 1ʗ million for the six months ended 30 June 2002) corresponding to goodwill recorded on acquisition of minority interests in the Cobepa sub-group. An additional EUR 50 million in amortisation was recorded in the year ended 31 December 2002 to take account of the decreasɛ in unrealised gains. The exceptional amortisation was deducted from "Gains (losses) on disposals of long-term investments and changeɛ in provisions" (note 36).

Badwill amounted to EUR 20 million at 30 June 2003 (EUR 22 million at 31 December 2002 and EUR 23 million at 30 June 2002) including EUR 15 million concerning Finaxa.

NOTE 13 – ACCRUED INCOME AND OTHER ASSETS

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Accrued income and other adjustment accounts			
Valuation adjustment accounts (a)	19,148	20,228	16,683
Accrued income	5,697	5,331	6,415
Collection accounts	2,523	3,488	3,762
Other adjustment accounts (b)	7,104	9,501	10,971
Total accrued income and other adjustment accounts	34,472	38,548	37,831
Other assets			
Premiums on purchased options	38,652	36,328	32,318
Settlement accounts related to securities transactions	7,262	3,655	3,789
Investments in *Codevi* "industrial development" securities	3,715	3,702	3,300
Deferred tax assets	714	975	948
Other insurance company assets	1,030	931	833
Other	13,190	10,458	12,928
Total other assets	64,563	56,049	54,116
Total accrued income and other assets	**99,035**	**94,597**	**91,947**

(a) Mark-to-market gains and losses on foreign exchange instruments and forward instruments.
(b) Includes prepaid interest on customer and interbank accounts and prepaid expenses.

NOTE 14 – INTERBANK ITEMS AND MONEY MARKET SECURITIES

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Interbank and money market items			
Demand accounts	7,368	8,859	12,839
Time deposits and borrowings	51,531	52,808	58,324
Securities and bill sold outright or under repurchase agreements:			
• Securities given under repurchase agreements	136,839	113,552	124,497
• Bills sold outright or under repurchase agreements	1,661	2,686	3,046
Total securities and bills sold outright or under repurchase agreements	138,500	116,238	127,543
Total interbank and money market items	**197,399**	**177,905**	**198,706**
Debt securities issued to credit institutions			
Interbank market securities	931	1,025	1,014
Total interbank items and money market securities	**198,330**	**178,930**	**199,720**
Including accrued interest	*1,824*	*2,273*	*2,786*

Interbank demand deposits amounted to EUR 6,927 million at 30 June 2003 (EUR 8,465 million at 31 December 2002 and EUR 12,478 million at 30 June 2002).

NOTE 15 – CUSTOMER DEPOSITS, RETAIL CERTIFICATES OF DEPOSIT AND NEGOTIABLE CERTIFICATES OF DEPOSIT

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Customer deposits:			
Demand accounts	67,276	70,950	72,478
Time accounts	72,993	72,150	78,575
Regulated savings accounts	34,901	31,113	30,139
Repurchase agreements:			
Securities given under repurchase agreements	35,360	20,819	12,597
Bills sold outright or under repurchase agreements	869	537	233
Total securities and bills sold outright or under repurchase agreements	36,229	21,356	12,830
Total customer deposits	**211,399**	**195,569**	**194,022**
Bonds and negotiable short-term debt instruments			
Negotiable certificates of deposit	65,363	64,913	66,880
Retail certificates of deposit	5,848	6,708	7,875
Total bonds and negotiable short-term debt instruments	**71,211**	**71,621**	**74,755**
Total customer deposits, retail certificates of deposit and negotiable certificates of deposit	**282,610**	**267,190**	**268,777**
Including accrued interest	*1,467*	*968*	*1,720*

Regulated demand savings deposits, including savings collected for investment, totalled EUR 17,080 million at 30 June 2003 (EUR 14,515 million at 31 December 2002 and EUR 13,800 million at 30 June 2002). Other customer demand deposits amounted to EUR 76,912 million at 30 June 2003 (EUR 74,542 million at 31 December 2002 and EUR 76,070 million at 30 June 2002).

NOTE 16 – BOND ISSUES

The following table shows bonds issued by the Group by currency, contractual interest rate and maturity:

Issuing currency In millions of euros	Average interest rate	Balance outstanding at 30 June 2003	Maturity In less than 1 year	In 1 to 2 years	In 2 to 3 years	In 3 to 4 years	In 4 to 5 years	In 5 to 10 years	In more than 10 years
Euro zone issues	Variable	1,875	379	235	300	920	10	31	
	6.08%	8,000	305	1,196	688	1,587	1,054	2,760	410
US dollar issues	Variable	45	45						
	4.34%	488							488
Issues in other currencies	Variable	55			42			13	
	6.69%	31	3	3	7		18		
Total bonds issued		10,494	732	1,434	1,037	2,507	1,082	2,804	898
BNP Paribas Group bonds held by consolidated companies		(462)							
Total BNP Paribas Group bonds outstanding		10,032							
Accrued interest		319							
Total bond issues		10,351							

Unamortised premiums on the above issues, corresponding to the difference between the issue proceeds and the redemption price amounted to EUR 144 million at 30 June 2003 (EUR 158 million at 31 December 2002 and EUR 98 million at 30 June 2002).

NOTE 17 – TECHNICAL RESERVES OF INSURANCE COMPANIES

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Life technical reserves	34,765	32,684	31,277
Technical reserves – unit-linked business	21,666	21,047	21,749
Non-life technical reserves	1,488	1,409	1,126
Policyholders' surplus	1,105	1,048	1,094
Accrued interest	172	338	326
Total technical reserves	**59,196**	**56,526**	**55,572**

Policyholders' surplus primarily includes the funds set aside to top up the return offered to holders of life insurance policies if necessary in future years (EUR 585 million at 30 June 2003, EUR 547 million at 31 December 2002 and EUR 617 million at 30 June 2002).

NOTE 18 – ACCRUALS AND OTHER LIABILITIES

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Accruals:			
Accrued liabilities	4,914	5,060	4,927
Valuation adjustment accounts (a)	18,362	20,617	15,537
Collection accounts	3,402	2,066	1,579
Other accruals	7,449	4,806	12,476
Total accruals	**34,127**	**32,549**	**34,519**
Other liabilities:			
Settlement accounts related to securities transactions	8,328	4,966	6,604
Liabilities related to written options	39,582	37,782	31,530
Liabilities related to securities transactions	69,556	57,471	56,775
Deferred tax liabilities	1,372	1,685	1,701
Other insurance liabilities	373	494	375
Other payables and liabilities	13,944	10,889	11,380
Total other liabilities	**133,155**	**113,287**	**108,365**
Total accruals and other liabilities	**167,282**	**145,836**	**142,884**

(a) Mark-to-market losses on foreign exchange instruments and forward instruments.

NOTE 19 – PROVISIONS FOR CONTINGENCIES AND CHARGES

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Provisions for pensions and other post-employment benefits (note 27)	1,236	1,245	1,300
Provisions for credit risks and equivalents (note 8)	597	469	547
Provisions for industry risks (note 8)	-	218 (a)	218
Provisions for off-balance sheet commitments (note 8)			
- credit risks	224	261	206
- country risks	298	309	337
Restructuring provisions (note 40)	146	178	266
Other provisions	1,517	1,464	1,584
Total provisions for contingencies and charges	**4,018**	**4,144**	**4,458**

(a) At 31 December 2002, the provision for industry risks was notionally earmarked to cover losses on listed investments, whereas in previous years it was not allocated to any specific risks. In the first half of 2003, the provision was reversed to avoid duplication with the provisions booked for each line of securities concerned.

Off-balance sheet credit risks covered by provisions amounted to EUR 1,054 million at 30 June 2003 (EUR 1,222 million at 31 December 2002 and EUR 977 million at 30 June 2002).

At 30 June 2003, other provisions for contingencies and charges break down as follows:

In millions of euros	1 January 2003	Additions	Reversals	Other	30 June 2003
Provisions set up in connection with banking and banking-related transactions	**611**	**193**	**(171)**	**19**	**652**
- Provisions for contingencies related to capital markets transactions	216	77	(103)		190
- Provisions for potential losses on long-term investments	181	103	(11)		273
- Other provisions related to banking transactions	214	13	(57)	19	189
Provisions not set up in connection with banking or banking-related transactions	**853**	**218**	**(236)**	**30**	**865**
Total other provisions for contingencies and charges	**1,464**	**411**	**(407)**	**49**	**1,517**

NOTE 20 – SUBORDINATED DEBT

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
Subordinated medium- and long-term debt	**11,410**	**11,776**	**11,251**
Undated subordinated debt			
Undated participating subordinated notes	343	343	347
Other undated floating-rate subordinated notes:			
In foreign currencies	776	849	898
In euros	305	305	305
Total undated floating rate subordinated notes	1,081	1,154	1,203
Undated notes	598	629	688
Total undated subordinated debt	**2,022**	**2,126**	**2,238**
Total subordinated debt issued by BNP Paribas Group	**13,432**	**13,902**	**13,489**
Accrued interest	356	381	320
Total	**13,788**	**14,283**	**13,809**

Subordinated medium- and long-term debt

Subordinated debt included under this heading consists of medium and long-term debentures originally issued in French francs, euros and foreign currencies that are equivalent to debt ranking last before participating debt and securities for repayment purposes in the case of liquidation of the Bank.

Subordinated medium- and long-term debt issued by the Group generally contains a call provision authorising BNP Paribas to buy back its securities directly in the market or through tender offers or, in the case of private placements, over the counter.

Borrowings in international markets by BNP Paribas SA or foreign subsidiaries of the BNP Paribas Group may be subject to early repayment of principal and the early payment of interest due at maturity in the event that changes in applicable tax laws oblige the BNP Paribas Group issuer to compensate debtholders for the consequences of such changes. The debt securities may be called on 15 to 60 days' notice subject to approval by the banking supervisory authorities.

At 30 June 2003, subordinated medium- and long-term debt broke down as follows by maturity and by currency:

Issuing currency	**Total**	**Maturity**						
		In less than 1 year	In 1 to 2 years	In 2 to 3 years	In 3 to 4 years	In 4 to 5 years	In 5 to 10 years	In more than 10 years
Subordinated medium-and long-term debt:								
• In euros	6,945	724	259	147	522	312	3,352	1,629
• In US dollars	3,591	-	-	261	522	-	1,591	1,217
• In other currencies	874	-	48	112	29	114	52	519
Total subordinated medium-and long-term debt	**11,410**	**724**	**307**	**520**	**1,073**	**426**	**4,995**	**3,365**

NOTE 20 – SUBORDINATED DEBT (cont'd)

Undated subordinated debt

In July 1984, pursuant to the French Law of 3 January 1983, BNP SA issued a first block of 1,800,000 undated participating subordinated notes (titres participatifs) with a face value of FRF 1,000 for a total of EUR 274 million. Subscription rights to new undated participating subordinated notes were attached to each of these notes. In connection with rights exercised in the period from 1985 to 1988, BNP SA issued a total of 412,761 new undated participating subordinated notes with a face value of FRF 1,000. The notes were issued at a total premium of EUR 4 million. The notes are redeemable only in the event of liquidation of the Bank, but may be retired in accordance with the terms of the law.

In October 1985, BNP SA issued EUR 305 million of undated floating-rate subordinated notes (titres subordonnés à durée indéterminée, or TSDI).The notes are redeemable only in the event of liquidation of the Bank. They are subordinated to all other debts of the Bank but senior to the undated participating subordinated notes issued by BNP SA. The Board of Directors is entitled to postpone interest payments if the shareholders' meeting approving the financial statements declares that there is no income available for distribution. In September 1986, BNP SA raised a further USD 500 million by issuing new undated floating-rate subordinated notes with characteristics similar to those of the French franc notes issued in 1985.

Between 1996 and 1998, BNP SA issued undated notes which may be called at the issuer's discretion, starting from a date specified in the issuing agreement and contingent upon the consent of the Commission Bancaire.

Undated participating subordinated notes, undated subordinated notes and undated notes qualify as Tier 2 capital under French regulations and international guidelines on capital adequacy.

NOTE 21 – RESERVE FOR GENERAL BANKING RISKS

The reserve for general banking risks amounted to EUR 992 million at 30 June 2003 (EUR 997 million at 31 December 2002 and EUR 999 million at 30 June 2002).

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY

In millions of euros	Capital	Additional paid-in capital in excess of par	Capital gain on restructuring and revaluation surplus
Balance at 1 January 2002	**1,772**	**10,476**	**380**
Operations affecting capital in 2002:			
- share issues	18	328	
Cancellation of contingent value rights certificates held by BNP Paribas			
Issue of preferred shares			
BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May 2000 and 15 May 2001			
Translation adjustment			
Other			(3)
2002 consolidated net income			
Balance at 31 December 2002 before appropriation of income	**1,790**	**10,804**	**377**
2002 cash dividend			
Balance at 1 January 2003	**1,790**	**10,804**	**377**
Operations affecting capital in first-half 2003:			
- share issues	2	8	
Issue of preferred shares			
BNP Paribas SA shares held pursuant to the 5th resolution of the Annual Shareholders' Meetings of 23 May 2000 and 15 May 2001			
Translation adjustment			
Other			
Net income for the six months ended 30 June 2003			
Balance at 30 June 2003 before appropriation of income	**1,792**	**10,812**	**377**

Retained earnings						
Cumulative translation adjustment	Parent company retained earnings and Group's share in retained earnings of subsidiaries	Elimination of shares held by BNP Paribas	Retained earnings, capital gains resulting from real estate restructuring and revaluation surplus	Shareholders' equity attributable to BNP Paribas Group	Minority interests	Total consolidated shareholders' equity
(93)	**11,971**	**(935)**	**11,323**	**23,571**	**2,939**	**26,510**
				346		346
	(226)	161	(65)	(65)		(65)
					1,276	1,276
	(50)	(329)	(379)	(379)		(379)
(342)			(342)	(342)	(203)	(545)
	22		19	19	180	199
	3,295		3,295	3,295	343	3,638
(435)	**15,012**	**(1,103)**	**13,851**	**26,445**	**4,535**	**30,980**
	(1,040)		(1,040)	(1,040)	(279)	(1,319)
(435)	**13,972**	**(1,103)**	**12,811**	**25,405**	**4,256**	**29,661**
				10		10
					700	700
	(47)	99	52	52		52
(155)			(155)	(155)	(147)	(302)
	6		6	6	63	69
	1,864		1,864	1,864	141	2,005
(590)	**15,795**	**(1,004)**	**14,578**	**27,182**	**5,013**	**32,195**

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

OPERATIONS INVOLVING SHARE CAPITAL CARRIED OUT SINCE 1 JANUARY 2002

Operations Affecting Capital in 2002

Share Split

In accordance with the authorisation received from the Shareholders' Meeting of 15 May 2001 (twelfth resolution), on 18 December 2001 the Board of Directors decided to carry out a two-for-one share split. Following this share split, carried out on 20 February 2002, BNP Paribas' capital was made up of 886,622,994 ordinary shares with a par value of EUR 2.

Capital Increase

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 15 May 2001, the Board of Directors decided on 28 February 2002, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 27 June 2002, the mutual fund subscribed 7,623,799 ordinary shares with a par value of EUR 2 for this purpose. In addition, BNP Paribas employees subscribed 927,046 shares with rights from 1 January 2001 under the stock option plan.

At 31 December 2002, the capital of BNP Paribas SA consisted of 895,173,839 fully-paid ordinary shares with a par value of EUR 2.

During 2002, employees also subscribed 705,985 shares with a par value of EUR 2 and with rights from 1 January 2002 under the stock option plan. The corresponding capital increase was carried out on 23 January 2003.

Operations Affecting Capital in 2003

At 30 June 2003, the capital of BNP Paribas SA consisted of 895,879,824 fully-paid ordinary shares with a par value of EUR 2.

In accordance with Section L225-129-V of the new French Companies Act (formerly Section 180-V of the 24 July 1966 Act) and pursuant to authorisations received from the Shareholders' Meeting of 15 May 2001, the Board of Directors decided on 4 February 2003, to issue BNP Paribas shares reserved for participants in the company savings plan via the BNP Paribas Accueil mutual fund. On 2 July 2003, the mutual fund subscribed 6,673,360 ordinary shares with a par value of EUR 2 for this purpose. Also on 2 July 2003, 517,716 shares were issued to employees on exercise of stock options with rights from 1 January 2002 and 100,715 shares with rights from 1 January 2003.

ANALYSIS OF ADDITIONAL PAID-IN CAPITAL IN EXCESS OF PAR

In 2002, this item was increased by EUR 328 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

In the first half of 2003, this item was increased by EUR 8 million following the issue of BNP Paribas shares on exercise of employee stock options and in connection with an employee share issue.

Additional paid-in capital in excess of par also includes a capital gain on real estate restructuring of EUR 286 million related to a restructuring operation whereby BNP transferred its real estate holdings to its subsidiary "Compagnie Immobilière de France, CIF", in 1991 and 1992. The resulting capital gain is recognised in the consolidated profit and loss account in proportion to the additional depreciation charge taken by CIF. The residual gain at 31 December 1997 included a write-down of EUR 420 million taken during 1997 (see notes 1 and 11).

PREFERRED SHARES

In December 1997, BNP US Funding LLC, a wholly-owned subsidiary of the Group, made a USD 500 million issue of non-cumulative preferred shares, which do not dilute earnings per ordinary share. The shares pay a contractual dividend of 7.738% for a period of ten years. At the end of that period, the issuer may redeem the shares at par at the end of any calendar quarter. Until they are redeemed, the shares will pay a dividend indexed to Libor. The proceeds of this issue are included in shareholders' equity under "Minority interests" and the corresponding remuneration is treated as a distribution to minority shareholders.

NOTE 22 – CONSOLIDATED SHAREHOLDERS' EQUITY (cont'd)

A second USD 500 million issue of non-cumulative preferred shares was carried out in October 2000 by another wholly- owned subsidiary, BNP Paribas Capital Trust. These shares pay a contractual dividend of 9.003% for a period of ten years.

In October 2001, two non-cumulative preferred share issues, totaling EUR 350 million and EUR 500 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust II and III. Shares in the first issue pay a dividend of 7% over at least 5 years and shares in the second issue pay a dividend of 6.625% over 10 years. Shares in the first issue are redeemable at the issuer's discretion after five years and at each interest payment date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7%.

In January and June 2002, a further two non-cumulative preferred share issues, totalling EUR 660 million and USD 650 million, were carried out by two wholly-owned subsidiaries of the Group, BNP Paribas Capital Trust IV and V. Shares in the first issue pay a dividend of 6.342% over 10 years. The annual dividend on shares in the second issue is 7.2%, paid quarterly. The shares in the second issue are redeemable after five years and at each quarterly coupon date thereafter. Shares that have not been redeemed will continue to pay a dividend of 7.2%.

In January 2003, another EUR 700 million non-cumulative preferred share issue was carried out by a wholly-owned subsidiary of the Group, BNP Paribas Capital Trust VI. The shares pay a contractual dividend of 5.868%. They are redeemable after 10 years and on *each annual coupon date thereafter. Shares not redeemed in 2013 will pay a quarterly dividend equal to the 3-month Euribor + 2.48%.*

BNP PARIBAS SHARES AND CVRs HELD BY THE GROUP

Pursuant to the sixth resolution of the Shareholders' Meeting of 31 May 2002 and the fifth resolutions of the Shareholders' Meetings of 23 May 2000 and 15 May 2001, BNP Paribas was authorised to buy back shares representing a maximum of 10% of its capital in order to stabilise the share price, or to award or sell the shares to employees under the statutory profit-sharing scheme or company savings plans, or to cancel the shares acquired, or to sell, exchange or otherwise dispose of them, for financial or asset/liability management purposes.

At 30 June 2003, the BNP Paribas Group held 28,917,591 BNP Paribas shares representing an amount of EUR 1,134 million, including 25,977,591 shares representing EUR 1,004 million deducted from shareholders' equity.

In millions of euros	Other participating interests		Trading account securities (note 5)		Securities available for sale		TOTAL	
	Number of securities	Book value	Number of securities	Book value	Number of securities	Book value	Number of securities	Book value
Shares held at 31 December 2001	**8,808,175**	**774**	**75,450**	**7**			**8,883,625**	**781**
Two-for-one share split	8,808,175		75,450				8,883,625	-
Shares acquired pursuant to shareholder authorisations	12,663,315	436					12,663,315	436
Other movements	-2,385,212	-107	215,100	7			-2,170,112	-100
Shares held at 31 December 2002	**27,894,453**	**1,103**	**366,000**	**14**			**28,260,453**	**1,117**
Shares acquired pursuant to shareholder authorisations	994,063	34					994,063	34
Other movements	-2,910,925	-133	2,574,000	116			-336,925	-17
Shares held at 30 June 2003	**25,977,591**	**1,004**	**2,940,000**	**130**			**28,917,591**	**1,134**

NOTE 23 – OFF BALANCE SHEET COMMITMENTS

In millions of euros	30 June 2003	31 Dec. 2002	30 June 2002
FINANCING COMMITMENTS GIVEN AND RECEIVED			
Financing commitments given:			
To credit institutions	32,278	16,310	25,046
On behalf of customers:			
– Confirmed letters of credit			
• Documentary credits	14,542	16,326	6,534
• Other confirmed letters of credit	52,834	49,019	56,059
– Other commitments given on behalf of customers	59,150	58,743	58,433
	126,526	124,088	121,026
Total financing commitments given	**158,804**	**140,398**	**146,072**
Roll-over (standby) commitments received:			
From credit institutions	50,903	19,040	31,917
On behalf of customers	5,478	2,496	3,825
Total financing commitments received	**56,381**	**21,536**	**35,742**
GUARANTEES AND ENDORSEMENTS GIVEN AND RECEIVED			
Guarantees and endorsements given:			
To credit institutions			
– Confirmed documentary credits	1,336	2,035	1,203
– Other	4,294	4,812	4,501
	5,630	6,847	5,704
On behalf of customers:			
– Guarantees and endorsements:			
• Real estate guarantees	1,096	883	1,261
• Administrative and tax guarantees	7,139	7,361	7,319
• Other	6,025	6,179	4,031
– Other guarantees given on behalf of customers	41,243	38,956	49,812
	55,503	53,379	62,423
Total guarantees and endorsements given	**61,133**	**60,226**	**68,127**
Guarantees and endorsements received:			
From credit institutions	19,884	23,362	17,737
On behalf of customers:			
– Guarantees received from government administrations	2,320	1,895	1,955
– Guarantees received from financial institutions	461	299	45
– Other guarantees received	17,828	18,268	21,110
	20,609	20,462	23,110
Total guarantees and endorsements received	**40,493**	**43,824**	**40,847**
COMMITMENTS GIVEN AND RECEIVED ON SECURITIES			
Securities to be received	26,758	14,904	27,525
Securities sold under repurchase agreements to be received (a)	109	133	168
Total securities to be received	**26,867**	**15,037**	**27,693**
Total securities to be delivered	**29,209**	**7,960**	**27,119**

(a) Receipt of these securities is contingent upon exercise of the repurchase option.

NOTE 24 – FORWARD AND OPTIONS CONTRACTS

Forward financial instruments are purchased on various markets for use as specific or general hedges of assets and liabilities and for position management purposes.

In millions of euros	30 June 2003			31 December 2002		
	Hedging transactions	Position management	Total	Hedging transactions	Position management	Total
Forward contracts	**401,009**	**12,963,050**	**13,364,059**	**836,631**	**10,829,381**	**11,666,012**
On organised exchanges	142,825	5,592,070	5,734,895	448,558	3,961,047	4,409,605
- Interest rate contracts	127,798	5,567,865	5,695,663	443,010	3,924,745	4,367,755
- Foreign exchange contracts	14,913	3,067	17,980	5,547	20,402	25,949
- Financial assets contracts	114	21,138	21,252	1	15,900	15,901
Over-the-counter	258,184	7,370,980	7,629,164	388,073	6,868,334	7,256,407
- Forward rate agreements (FRAs)	2,100	551,943	554,043	4,687	393,594	398,281
- Interest rate swaps	112,899	5,244,882	5,357,781	229,642	5,122,145	5,351,787
- Currency swaps	70,240	497,598	567,838	68,313	445,905	514,218
- Forward currency swaps	72,813	924,724	997,537	82,309	785,725	868,034
- Other forward contracts	132	151,833	151,965	3,122	120,965	124,087
Options	**51,084**	**3,213,690**	**3,264,774**	**44,089**	**2,249,741**	**2,293,830**
On organised exchanges	107	1,672,724	1,672,831	622	831,863	832,485
Interest rate options	10	1,494,633	1,494,643	10	266,178	266,188
- purchased	10	762,193	762,203	10	115,450	115,460
- sold		732,440	732,440		150,728	150,728
Currency options					2,167	2,167
- purchased					1,104	1,104
- sold					1,063	1,063
Other options	97	178,091	178,188	612	563,518	564,130
- purchased	13	111,084	111,097	286	258,400	258,686
- sold	84	67,007	67,091	326	305,118	305,444
Over-the-counter	50,977	1,540,966	1,591,943	43,467	1,417,878	1,461,345
Caps and floors	11,735	407,206	418,941	10,561	490,127	500,688
- purchased	7,105	178,430	185,535	7,150	234,721	241,871
- sold	4,630	228,776	233,406	3,411	255,406	258,817
Swaptions and options (interest rate, currency and others)	39,242	1,133,760	1,173,002	32,906	927,751	960,657
- purchased	20,662	509,713	530,375	20,163	405,862	426,025
- sold	18,580	624,047	642,627	12,743	521,889	534,632
Total forward and options contracts	**452,093**	**16,176,740**	**16,628,833**	**880,720**	**13,079,122**	**13,959,842**

The nominal amounts of the contracts shown above should be construed as indicators of the BNP Paribas Group's activity on the financial instruments markets and not as indicators of the market risks arising on these instruments.

NOTE 24 – FORWARD AND OPTIONS CONTRACTS (cont'd)

ASSESSMENT OF COUNTERPARTY RISKS

The BNP Paribas Group's exposure to counterparty risk arising on forward and options contracts is assessed according to European Union and international capital adequacy ratios applicable at 30 June 2003. Accordingly, it takes into account signed netting agreements, which are used to attenuate counterparty risk on derivatives.

The Bank primarily uses the portfolio approach, which enables it to close all over-the-counter positions in the case of default by the counterparty and mark them to market. All payments receivable from the counterparty are netted off against payments due to the counterparty, to arrive at the net close-out amount payable or receivable. The net close-out amount may be collateralised by requiring the counterparty to pledge cash, securities or deposits.

The Bank also uses bilateral payment flow netting to attenuate counterparty risk on foreign currency payments. Bilateral payment flow netting consists of replacing streams of payment orders in a given currency by a cumulative balance due to or from each party, representing a single sum in each currency remaining to the settled on a given day between the Bank and the counterparty.

The transactions concerned are executed according to the terms of bilateral or multilateral master agreements that comply with the general provisions of national or international master agreements. The main bilateral agreement models used are those of the "Association Française des Banques" (AFB), or those of the International Swaps and Derivatives Association (ISDA) for international agreements. The BNP Paribas Group also participates in EchoNetting, enabling it to use multilateral netting for transactions involving the other participants within the organisation.

Credit risks on OTC forward and options contracts (in millions of euros)

	30 June 2003				
By type of counterparty	Gross replacement cost	Net replacement cost	Collateral	Net value after collateral	Weighted risk equivalent
Sovereign exposure	847	641	-	641	-
Risk exposure on banks in zone A (a)	129,208	17,537	6,281	11,256	8,053
Risk exposure on banks in zone B (a) and non-banking counterparties	15,690	7,063	626	6,437	6,082
Total	**145,745**	**25,241**	**6,907**	**18,334**	**14,135**

By credit rating (Standard & Poor's)	Net replacement cost	Collateral	Net value after collateral	Weighted risl equivalent
AAA – AA	8,916	2,450	6,466	4,024
A	2,268	549	1,719	1,601
BBB	9,999	3,061	6,938	5,664
BB or lower	2,259	728	1,531	1,546
Not rated	1,799	119	1,680	1,300
Total	**25,241**	**6,907**	**18,334**	**14,135**

The breakdown by geographic area is as follows:

By geographic area:	Net replacement cost	Collateral	Net value after collateral	Weighted risl equivalent
France	3,879	1,007	2,872	2,344
Other European countries	12,862	3,599	9,263	5,667
United States	5,315	2,026	3,289	3,654
Japan	598	125	473	463
Other Asian countries	896	5	891	598
Rest of the world	1,691	145	1,546	1,409
Total	**25,241**	**6,907**	**18,334**	**14,135**

(a) Zone A consists of the member states of the European Union (EU) and the Organisation for Economic Cooperation and Development (OECD) provided that they have not rescheduled any external sovereign debt within the previous five years, and countries that have negotiated special borrowing agreements with the International Monetary Fund (IMF) within the framework of the IMF's General Agreements to Borrow (GAB). Zone B consists of all other countries.

At 30 June 2003, the weighted risk equivalent of OTC forward and options contracts represented 0.16% of the sum of the notional amounts, excluding written options (0.17% at 31 December 2002).

NOTE 24 – FORWARD AND OPTIONS CONTRACTS (cont'd)

Forward and options contracts break down as follows by remaining term at 30 June 2003:

	Notional amount by remaining term (in %)			Total
	Within 1 year	After 1 year but within 5 years	After 5 years	
Interest rate instruments	41 %	25 %	16 %	82 %
Currency instruments and other contracts	9 %	7 %	2 %	18 %
Total	**50 %**	**32 %**	**18 %**	**100 %**

NOTE 25- BNP PARIBAS GROUP EXPOSURE TO MARKET RISKS ON FINANCIAL INSTRUMENT TRANSACTIONS AT 30 JUNE 2003

Since 31 March 2000, the BNP Paribas Group uses a single internal Value at Risk system to estimate the potential losses that could be incurred in the case of an unfavourable change in market conditions.

Potential losses are measured based on "Gross Earnings at Risk" (GEaR). GEaR takes into account a large number of variables which could affect the value of the portfolios, including interest rates, lending margins, exchange rates, the price of the various securities, their volatilities and the correlations between variables.

The system uses the latest simulation techniques and includes processing of non-linear (convex) positions, as well as the volatility risk generated by options. Daily movements in the different variables are simulated to estimate potential losses on market transactions under normal market conditions and assuming normal levels of liquidity.

The French banking authorities (Commission Bancaire) have approved this internal model, including the following methodologies:

- capture of the correlation between categories of risk factors (interest rate, currency, commodity and equity risks) in order to integrate the effects of diversifying inherent risks,
- capture of the specific interest rate risk arising from potential variations in lending margins, in order to actively and accurately measure risks associated with trading in credit risks.

Values at Risk set out below have been determined using the internal model. The model parameters have been set by the method recommended by the Basle Committee for the determination of estimated values at risk ("Supplement to the Capital Accord to Incorporate Market Risks"). The main measurement parameters are as follows:

- change in the value of the portfolio over a holding period of 10 trading days;
- confidence level of 99% (i.e. over a 10-day holding period, potential losses should not exceed the corresponding GEaR in 99% of cases);
- historical data covering 260 days' trading.

For the period from 1 January to 30 June 2003, the total average Value at Risk amounted to EUR 83 million (with a minimum of EUR 57 million and a maximum of EUR 134 million), taking into account the EUR 78 million effect of netting different types of risk. These amounts break down as follows by type of risk

Value at Risk (10 days – 99%)

In millions of euros	1 January to 30 June 2003			30 June 2003	31 Dec. 2002
	Average	Minimum	Maximum		
Interest rate risk	88	62	141	135	77
Equity risk	56	28	109	39	86
Currency risk	7	3	15	4	8
Commodity risk	10	6	16	10	7
Netting effect	*(78)*			*(66)*	*(91)*
Total	**83**			**122**	**87**

NOTE 26 – SECURITIZATIONS

The BNP Paribas Group carries out securitization transactions leading to the creation of specific entities on behalf of customers, in some cases with a guarantee or a liquidity line, and on its own behalf, in connection with the management of counterparty risks on certain portfolios and asset-liability management operations for certain subsidiaries. In these cases, the Group retains part of the risk by paying a guarantee deposit or subscribing to a subordinated tranche. The securitization entities are not consolidated, in accordance with generally accepted accounting principles.

Securitization transactions carried out on behalf of customers

- **Short-Term Refinancing Operations**

At 30 June 2003, three multiseller conduits (Eliopée, Thésée and Starbird) were managed by the Group on behalf of customers. These entities are refinanced on the short-term commercial paper market. The Group has issued letters of credit guaranteeing the default risk on the sold receivables up to an amount of EUR 325 million and has also granted liquidity lines totalling EUR 7,161 million to these entities.

At 30 June 2003, no provisions were required in connection with any of these short-term refinancing operations.

- ***Medium– and Long–Term Refinancing Operations***

BNP Paribas acts on behalf of customers as arranger of securitization funds and placing agent for covered bond issues, but does not manage the securitization funds. As of 30 June 2003, the Group had set up liquidity lines totalling EUR 187 million for four of the funds (Iris 3, BIE-Iris 4, Tiepolo Finance and Telecom Italia SV), representing EUR 1,206 million in securitized receivables. The Group has not issued any letters of credit and, consequently, is not exposed to any counterparty risk on these transactions.

Securitization Transactions Carried Out on the Group's Own Behalf

- In connection with the Group's asset-liability management activities, Cetelem has sold consumer loans and UCB and UCI have sold real estate loans to securitization vehicles. The subsidiaries have also given these vehicles a limited guarantee covering the credit risk on the sold loans. Securitization transactions carried out in accordance with Act No. 88-1205 of 23 December 1988 (amended) dealing with securitization funds, are not consolidated pursuant to the criteria laid down in standard CRC 99-07, because the Group does not have decision-making power at the level of the funds' Board of Directors or equivalent.

  The following table summarises the transactions carried out at 30 June 2003 (in millions of euros):

Subsidiaries that initiated securitizations	Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross amount of securitized receivables at 30 June 2003	Gross amount of guarantees at 30 June 2003
Cetelem (France)	Noria 3	1997	2004	77	3.6
	Master Noria	1998	2006	897	24.9
UCB (France)	Domos 1 to 5	1994-1999	2004-2011	852	31.5
	Master Domos	1999	2012	1,907	38.4
Findomestic (Italy)	Findomestic	2000	2005	338	-
UCI (Spain)	UCI 2 to 9	1995-2003	2003-2017	2,616	28.1
Centro Leasing (Italy)	Ponte Vecchio Finance	2002	2007	577	-
	Ponte Vecchio Finance 2	2003	2010	451	-

At 30 June 2003, no provisions were required in connection with any of the guarantees given to these securitization vehicles.

NOTE 26 – SECURITIZATIONS (cont'd)

- *Synthetic Securitizations (in millions of euros)*

Synthetic securitizations concern EUR 16 billion worth of consolidated assets, corresponding to loans to major European and American companies. The risk retained by the Group concerns the equity or subordinated tranche of the notes issued by the securitization vehicles and purchased by the Group.

Securitization vehicle	Date launched	Life of the vehicle scheduled to end in	Gross counterparty risk before securitization at 30 June 2003 (in millions of euros)	Gross risk retained by the Group (in millions of euros) (1)	Provision at 30 June 2003
Olan 1,2 (France)	1999/2000	2004/2005	5,287	104	63.5
Falcon (USA)	2000	2005	4,523	117	84.3
Euroliberté (France)	2001	2008	3,102	139.8	-
Condor (USA)	2001	2006	2,476	113	-
Jules Vernes (USA)	2002	2006	768	39.1	-

(1) This risk is retained by the Group due to the equity instruments issued by the securitization vehicles, against which the initial losses on assets guaranteed by the vehicles are set off.

NOTE 27- PENSION AND POSTEMPLOYMENT BENEFIT OBLIGATIONS

- **Pension Benefits**

In France and in most of the countries where Group companies operate, pensions are financed by regular contributions to independent pension institutions that manage the payment of benefits.

Since 1 January 1994, pursuant to the new industry-wide agreement on pensions presented in note 1, the BNP Paribas Group has been making contributions to several nation-wide supplementary pension organisations in France.

The BNP and Paribas pension funds pay additional benefits relative to services rendered prior to 31 December 1993. The actuarial value of these pension obligations is computed based on the 1993 mortality table recommended by the French Insurance Code. The difference between the discount and inflation rates used since 31 December 1999 is roughly 3.0%, corresponding to the constant differential between long-term interest rates and inflation. Funding for the ex-BNP employees' pension fund is provided by transfers from its existing reserves and reserves that will steadily become eligible for allocation (approximately EUR 93 million at 31 December 2002), and by the annual employers' contributions paid contractually by BNP in France, which are limited to 4% of payroll costs. At 31 December 2002, the pension fund for Paribas employees had reserves of EUR 285 million. Contributions paid by BNP Paribas under the above pension schemes in France are charged to the profit and loss account in the year of payment. In addition, a reserve for general banking risks was set up as a precautionary measure in 1993, mainly to take account of the general demographic risk addressed by the industry-wide agreement concluded in September 1993 (see notes 1 and 22).

Paribas SA and BNP SA signed agreements in 1994 and 1997 respectively establishing funded pension systems. These systems provide for the payment to BNP Paribas employees of additional benefits over and above those they receive from the nation-wide organisations.

Concerning plans **outside France**, pension obligations are provided for in the consolidated financial statements according to the method described in note 1.
The demographic and financial assumptions used to estimate the discounted present value of benefit obligations and the estimated yield on plan assets are based on the specific economic conditions in each of the countries concerned.
Unamortised actuarial differences amounted to EUR 110 million at 31 December 2002. This amount includes EUR 58 million that are not amortisable, corresponding to the maximum limit of 10% of the discounted present value of obligations under the relevant plans.

- **Seniority, Postemployment and Other Postretirement Benefits**

Employees of the various BNP Paribas Group companies are entitled to collective or contractual seniority and postemployment benefits such as retirement and seniority bonuses. In France, BNP Paribas is encouraging voluntary departures and early retirement among employees who meet certain eligibility criteria. Various companies in the BNP Paribas Group have also set up defined-benefit supplementary pension plans.

As a general rule, actuarial valuations of these obligations are made using a method that takes into account projected end-of-career salaries (projected unit credit method) in order to determine the aggregate charge corresponding to benefits remaining to be paid to early retirees, retirees (if applicable), as well as the vested benefits of active employees.

Assumptions concerning mortality, employee turnover, and future salaries, as well as discount rates (long-term market rates) and inflation, take into account economic conditions specific to each country or Group company. In France, the 1988-1990 mortality table adapted to the banking industry is used.

At 30 June 2003, the discount rate used for France and the estimated inflation rate are consistent with those used to assess the risks related to additional bank pension benefits.

BNP Paribas sets up a provision to cover the charges related to the voluntary departure or early retirement of employees, once the voluntary departure or early retirement plan concerned has been approved or submitted for collective approval.

These provisions amounted to EUR 1,236 million at 30 June 2003.

NOTE 28 – NET INTEREST INCOME

Expenses			Income			In millions of euros	Net income (expense)		
6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002		6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
(3,974)	(7,094)	(11,460)	3,226	5,705	8,876	Interbank items (note 29)	(748)	(1,389)	(2,584)
(1,790)	(1,774)	(3,695)	5,378	5,777	11,679	Customer items (note 30)	3,588	4,003	7,984
(2,928)	(2,676)	(5,757)	3,596	3,342	7,119	Leasing transactions	668	666	1,362
(2,117)	(2,428)	(5,310)				Debt securities	(2,117)	(2,428)	(5,310)
			1,869	1,556	3,932	Bonds and other fixed income instruments (note 31)	1,869	1,556	3,932
(10,809)	**(13,972)**	**(26,222)**	**14,069**	**16,380**	**31,606**	**Net interest income (expense)**	**3,260**	**2,408**	**5,384**

NOTE 29 – NET INTEREST INCOME (EXPENSE) ON INTERBANK ITEMS

Expenses			Income			In millions of euros	Net income (expense)		
6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002		6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
(2,699)	(5,236)	(7,901)	2,036	3,966	5,622	Interest on interbank demand deposits, loans and borrowings	(663)	(1,270)	(2,279)
(1,275)	(1,858)	(3,559)	1,189	1,736	3,251	Interest on securities held or given under resale/repurchase agreements	(86)	(122)	(308)
			1	3	3	Interest on subordinated term loans	1	3	3
(3,974)	**(7,094)**	**(11,460)**	**3,226**	**5,705**	**8,876**	**Net interest income (expense) on interbank items**	**(748)**	**(1,389)**	**(2,584)**

NOTE 30– NET INTEREST INCOME (EXPENSE) ON CUSTOMER ITEMS

Expenses			Income			In millions of euros	Net income (expense)		
6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002		6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
(1,519)	(1,584)	(3,225)	5,161	5,623	11,215	Interest on customer loans and deposits	3,642	4,039	7,990
(271)	(190)	(470)	217	153	462	Interest on securities held or given under resale/repurchase agreements	(54)	(37)	(8)
				1	2	Interest on subordinated term loans		1	2
(1,790)	**(1,774)**	**(3,695)**	**5,378**	**5,777**	**11,679**	**Net interest income (expense) on customer items**	**3,588**	**4,003**	**7,984**

NOTE 31 – NET INCOME FROM SECURITIES PORTFOLIO

In millions of euros	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
Interest on bonds and other fixed income instruments			
Securities available for sale	359	498	810
Debt securities held to maturity	560	461	1,080
Codevi "industrial development" securities	114	104	212
Hedges of interest rate instruments and other	836	493	1,830
Total interest on bonds and other fixed income instruments	**1,869**	**1,556**	**3,932**
Income on equities and other variable income instruments			
Securities available for sale	5	10	22
Equity securities held for long-term investment	114	79	157
Investments in non-consolidated undertakings and other participating interests	88	138	144
Total income on equities and other variable income instruments	**207**	**227**	**323**
Net income from securities portfolio	**2,076**	**1,783**	**4,255**

NOTE 32 – NET COMMISSIONS

In millions of euros	Net		
	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
Commissions on interbank and money market transactions	92	92	181
Commissions on customer transactions	732	692	1,530
Commissions on securities transactions	47	(90)	(103)
Commissions on foreign exchange and arbitrage transactions	(4)	48	10
Commissions on securities commitments	60	81	113
Commissions on forward financial instruments	(80)	(63)	(124)
Commissions on securities managed or on deposit:			
Custody fees	79	105	184
Mutual fund management	342	468	739
Management of customer securities portfolios	102	130	218
Other commissions on securities managed or on deposit	19	21	30
Total commissions on securities managed or on deposit	542	724	1,171
Commissions on securities transactions carried out on behalf of customers:			
For purchases and sales of securities	132	187	302
For purchases and sales of mutual fund shares	59	82	139
Other commissions on securities transactions carried out on behalf of customers	138	99	248
Total commissions on securities transactions carried out on behalf of customers	329	368	689
Other commissions:			
Commissions on customer assistance and advisory services	198	223	508
Commissions on payment instruments	276	214	552
Commissions on other financial services	(440)	(528)	(908)
Expense recoveries	61	52	116
Commissions on miscellaneous revenues	180	166	350
Commissions on other banking transactions	78	74	93
Total other commissions	353	201	711
Total commissions on financial services	1,224	1,293	2,571
Net commissions	**2,071**	**2,053**	**4,178**

Total commissions represent 22.6% of net banking income for the six months ended 30 June 2003 (24.0% for the six months ended 30 June 2002 and 24.9% for the year ended 31 December 2002).

NOTE 33 – UNDERWRITING RESULT AND NET INVESTMENT INCOME OF INSURANCE COMPANIES

In millions of euros	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
Net premium income	4,261	4,046	7,890
Net investment income	867	856	1,706
Claims expenses and changes in claims reserves	(4,366)	(4,122)	(8,170)
Other underwriting income and expenses, net	2	5	14
Underwriting result and net investment income of insurance companies [(a)]	**764**	**785**	**1,440**

Commissions paid to business referral partners and other contracting partners are not deducted from underwriting result and net investment income of insurance companies. Those commissions are recorded as "Net commissions" in the profit and loss account under "Commissions on other financial services" (note 32).

The above amounts are stated after eliminating intercompany income and expenses and net of reinsurance.

Changes in the value of underlying assets for unit-linked business are included in net investment income. They are offset by a symmetrical change in mathematical reserves set aside for unit-linked business, included in "Claims expenses".

Gross premiums totalled EUR 4,317 million for the six months ended 30 June 2003 (EUR 4,178 million for the six months ended 30 June 2002 and EUR 7,970 million for the year ended 31 December 2002).

(a) In the first half of 2003, the contribution of Group insurance companies to underwriting result and net investment income breaks down as follows:

In millions of euros	6 months to 30 June 2003				6 months to 30 June 2002
	Natiovie	**Cardif**	**Other companies**	**Total**	**Total**
Life underwriting result	49	31	11	91	98
Non-life underwriting result	7	27	-	34	17
Management fees addback	128	448	19	595	630
Financial reclassifications	56	17	1	74	64
Sub-total	240	523	31	794	809
Elimination of intercompany income and expenses	(28)	(2)	-	(30)	(24)
Net contribution to underwriting result and net investment income	**212**	**521**	**31**	**764**	**785**

NOTE 34 – SALARIES AND EMPLOYEE BENEFITS, INCLUDING PROFIT SHARING

In millions of euros	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
Salaries	**2,455**	**2,220**	**4,619**
Termination benefits and social security taxes:			
Retirement bonuses and retirement expenses	223	164	385
Social security taxes	580	516	1,057
Total termination benefits and social security taxes	**803**	**680**	**1,442**
Incentive plans and profit sharing:			
Incentive plans	49	35	57
Profit sharing	40	54	64
Total incentive plans and profit sharing	**89**	**89**	**121**
Payroll taxes	**141**	**135**	**263**
Total salaries and employee benefits, including profit sharing	**3,488**	**3,124**	**6,445**

NOTE 35 – STOCK OPTION PLANS

1) BNP Paribas Unexpired Stock Option Plans

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 30 June 2003 (1)	Options outstanding at 30 June 2003 (1)
2001 (2)	23 May 2000	15 May 2001	932	6,069,000	15 May 2005	14 May 2011	49.00	99,000	5,970,000
2002 (2)	23 May 2000	31 May 2002	1,384	2,158,570	31 May 2006	30 May 2012	60.00	19,510	2,139,060
2003 (3)	23 May 2000	21 March 2003	1,300	6,693,000	21 March 2007	20 March 2013	37.10		6,693,000

(1) The numbers of options and exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) The options are subject to vesting conditions related to the ratio between consolidated net income and average shareholders' equity for each of the years concerned. The minimum average ratio is 16% over the four years from the year of grant or over a rolling three-year period starting in the second year after the year of grant.
(3) A portion of the options is partly subject to vesting conditions related to the performance of BNP Paribas shares compared with the Dow Jones Euro Stoxx Bank index.

2) BNP Unexpired Stock Option Plans

Plan year	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Number of grantees	Number of options granted	Starting date of the exercise period	Option expiry date	Exercise price (in euros)	Number of options exercised or forfeited at 30 June 2003 (1)	Options outstanding at 30 June 2003 (1)
1997	14 Dec. 1993	22 May 1997	64	476,000	23 May 2002	22 May 2007	18.45	214,220	261,780
1998	14 Dec. 1993	13 May 1998	259	2,074,000	14 May 2003	13 May 2008	37.28	179,600	1,894,400
1999	13 May 1998	3 May 1999	112	670,000	4 May 2004	3 May 2009	37.64	4,000	666,000
1999 (2)	13 May 1998	22 Dec. 1999	642	5,064,000	23 Dec. 2004	22 Dec. 2009	45.16	424,000	4,640,000
2000 (2)	13 May 1998	7 April 2000	1,214	1,754,200	8 April 2005	7 April 2010	42.50	200,900	1,553,300

(1) The numbers of options and exercise prices have been adjusted for the two-for-one share split which took place on 20 February 2002.
(2) Plans concerning the employees of the two groups, BNP and Paribas, prior to their merger. The options vested only in the event that no payments were due in respect of the Contingent Value Rights Certificates attached to the shares issued at the time of the BNP-Paribas merger (note 22).

NOTE 35 – STOCK OPTION PLANS (cont'd)

3) Paribas Unexpired Stock Option Plans

Plan year	Originating company	Date of EGM at which plan was authorised	Date of Board Meeting at which the plan terms were decided	Type of options	Number of grantees	Adjusted number of options granted (1)	Starting date of the exercise period (2)	Option expiry date	Adjusted exercise price (in euros) (1)	Adjusted number of options exercised or forfeited at 30 June 2003 (1)	Adjusted number of options outstanding at 30 June 2003 (1)
	PARIBAS SA AND MERGED SUBSIDIARIES										
1995	CFP	27 May 1992	28 Dec. 1995	P	341	3,241,427	28 Dec. 1999	28 Dec. 2003	13.54	2,862,269	379,158
	CFP	27 May 1992	30 Oct. 1995	P	12	496,688	30 Oct. 1999	30 Oct. 2003	13.44	449,469	47,219
	CFP	27 May 1992	16 Nov. 1995	P	5	129,570	16 Nov. 1999	16 Nov. 2003	13.44	86,380	43,190
	CB	17 March 1993	31 Oct. 1995	S	104	497,877	1 Nov. 2000	30 Oct. 2003	12.33	383,252	114,625
	Cardif	26 April 1993	16 Nov. 1995	S	36	262,046	17 Nov. 2000	15 Nov. 2003	9.63	172,110	89,936
1996	CB	17 March 1993	5 Nov. 1996	S	100	624,696	06 Nov. 2001	04 Nov. 2004	13.89	359,129	265,567
	Cardif	26 April 1993	21 Nov. 1996	S	35	198,832	22 Nov. 2001	20 Nov. 2004	17.50	117,852	80,980
1997	CFP	27 May 1992	20 Jan. 1997	P	526	5,178,206	20 Jan. 2002	20 Jan. 2005	17.30	3,359,120	1,819,086
	CFP	27 May 1992	7 July 1997	P	4	77,125	7 July 2002	7 July 2005	19.47	52,445	24,680
	CB	26 April 1997	30 Sept. 1997	P	149	615,608	1 Oct. 2002	29 Sept. 2005	19.71	128,364	487,244
	CFP	25 April 1997	26 Dec. 1997	P	319	6,370,545	26 Dec. 2002	26 Dec. 2005	23.47	3,197,596	3,172,949
1998	PARIBAS	11 May 1998	17 Nov. 1998	P	975	7,255,377	17 Nov. 2003	17 Nov. 2006	20.41	3,119,601	4,135,776
1999	PARIBAS	24 April 1997	4 May 1999	P	1	30,850	4 May 2004	4 May 2007	31.88	-	30,850
	FULLY-CONSOLIDATED SUBSIDIARIES OF PARIBAS										
1995	CETELEM	24 March 1994	7 Nov. 1995	S	79	438,591	8 Nov. 2000	6 Nov. 2003	10.42	359,547	79,044
	UFB	18 March 1993	18 Oct. 1995	S	32	140,483	19 Oct. 2000	17 Oct. 2003	11.34	126,345	14,138
1996	CETELEM	24 March 1994	4 Nov. 1996	S	95	482,903	5 Nov. 2001	3 Nov. 2004	15.51	320,313	162,590
	UFB	18 March 1993	16 Oct. 1996	S	37	200,976	17 Oct. 2001	15 Oct. 2004	13.72	90,264	110,712
1997	CETELEM	27 March 1997	22 Sept. 1997	P	117	332,893	23 Sept. 2002	21 Sept. 2005	17.19	76,364	256,529

CB : Compagnie Bancaire **CFP** : Compagnie Financière Paribas
S: Options exercisable for newly-issued shares **P**: Options exercisable for existing shares held by the Bank

(1) Number of options and exercise price expressed in BNP Paribas shares:

- For Compagnie Bancaire, Compagnie Financière Paribas and Banque Paribas, based on the following conversion rates:

  9 Paribas shares for 5 Compagnie Bancaire shares, 1 Paribas share for 1 Compagnie Financière Paribas share, 1 Paribas share for 1 Banque Paribas share, 3.085 BNP Paribas shares for 1 Paribas share.

- For fully-consolidated subsidiaries of Paribas (Cetelem and UFB), the number of options and the exercise price are expressed in BNP Paribas shares calculated after the exchange: 1.791 Paribas shares for 1 Cetelem share, 3.085 BNP shares for 1 Paribas share, 1.62054 Paribas shares for 1 UFB share, 3.085 BNP Paribas shares for 1 Paribas share.

(2) Exercise dates set at the time of grant. The BNP Paribas merger agreement stipulates that the options may not be exercised until the fifth anniversary of the date of grant, as required under French tax rules, whatever the original exercise dates.

NOTE 36 – GAINS (LOSSES) ON DISPOSALS OF LONG-TERM INVESTMENTS AND CHANGES IN PROVISIONS

In millions of euros	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
Debt securities held to maturity			
Disposal gains	7	2	7
Disposal losses	(1)	-	-
Additions to provisions	-	-	-
Deductions from provisions	-	-	-
Net gains on disposals of debt securities held to maturity and changes in provisions	**6**	**2**	**7**
Equity securities held for long-term investment			
Disposal gains	546	710	1 147
Disposal losses	(202)	(36)	(73)
Additions to provisions	(254)	(33)	(396)
Deductions from provisions	164	68	219
Net gains on equity securities held for long-term investment and changes in provisions	**254**	**709**	**897**
Investments in non-consolidated undertakings and other participating interests			
Disposal gains	104	72	187
Disposal losses	(50)	(28)	(109)
Additions to provisions	(231)	(35)	(233)
Deductions from provisions	42	24	147
Net (losses) gains on disposals of investments in non-consolidated undertakings and other participating interests and changes in provisions	**(135)**	**33**	**(8)**
Reversals of provisions for unforeseeable industry risks (note 19)	**218**	**-**	**-**
Operating assets			
Disposal gains	7	7	11
Disposal losses	(6)	-	(4)
Net gains on disposals of operating assets	**1**	**7**	**7**
Total net gains on disposals of long-term investments and changes in provisions	**344**	**751**	**903**

NOTE 37 – NON-RECURRING ITEMS

In millions of euros	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
Write-down of fixed assets	(15)		(42)
Additions to provisions for restructuring and discontinued operations	(11)	(12)	(51)
Charges related to the adoption of international accounting standards and new capital adequacy rules	(9)		
Additions to provisions for non-recurring costs associated with the single European currency		(24)	(49)
Provision for losses on real estate lease contract with a call option (note 11)	(4)	(25)	(25)
Additions to provisions for employee benefits			21
Other non-recurring expenses, net	(15)	(10)	(28)
Net non-recurring items	**(54)**	**(71)**	**(174)**

Non-recurring items reflect the impact on the financial statements of events that do not relate to the ordinary activities of the BNP Paribas Group's various lines of business. If these items were included under other profit and loss account headings, the comparability of current-period operations with those of the reference periods would be impaired.

In 2002, BNP Paribas recorded a provision of EUR 49 million to cover the final costs of adapting its production and information systems to deal with the introduction of the single European currency, bringing the total estimated cost of the project – incurred over the period 1996 to 2002 – to EUR 500 million. This amount covers the cost of adapting BNP Paribas' own information systems, the Group's contribution to the cost of adapting interbank systems, euro-related corporate communication and customer relations programme costs and costs related to the introduction of euro-denominated coins and bank notes in 2002.

The Group's UK fleet-financing subsidiaries use an external valuation model to determine projected resale values of leased vehicles. Problems were encountered in 2002 with the model used by a recently-acquired subsidiary, leading to the adoption of a new model and the recording of an exceptional EUR 42 million write-down of the value of leased vehicles to correct the valuation errors generated by the previous model.

NOTE 38 – SEGMENT INFORMATION

- Income by Business Segment, Based on Allocated Capital

Income by business segment based on allocated capital is determined by attributing to the various businesses the capital allocated to them based on the risks incurred. Capital allocations are made by applying a series of criteria based mainly on the capital required to cover risk-weighted assets, as determined according to capital adequacy rules.

The following analysis by business segment takes into account the organisational changes made in the first half of 2003, including the creation of a new "Retail Financial Services and International Retail Banking" division.

In millions of euros	Net banking income		Gross operating income		Operating income		Pre-tax income	
Six months ended	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002	30 June 2003	30 June 2002
French Retail Banking	2,341	2,291	730	711	621	612	616	608
Retail Financial Services and International Retail Banking	2,409	2,398	1,039	982	787	762	673	637
International Retail Banking	*1,085*	*1,162*	*475*	*502*	*421*	*442*	*340*	*336*
Retail Financial Services	*1,324*	*1,236*	*564*	*480*	*366*	*320*	*333*	*301*
Corporate and Investment Banking	3,103	2,643	1,280	1,012	964	731	958	750
Private Banking, Asset Management, Securities Services and Insurance	1,197	1,202	362	446	359	447	315	432
BNP Paribas Capital	(1)	10	(20)	(13)	(20)	(15)	372	487
Other business units	115	6	40	(50)	63	(77)	(31)	121
TOTAL	**9,164**	**8,550**	**3,431**	**3,088**	**2,774**	**2,460**	**2,903**	**3,035**
France	5,163	4,581	1,904	1,530	1,588	1,187	1,754	1,809
Other European Economic Area countries	1,944	1,647	683	537	511	371	585	465
America and Asia	1,849	2,054	756	906	606	803	498	652
Other countries	208	268	88	115	69	99	66	109

- Group Activity by Geographic Area

In millions of euros	Interbank and money market items		Customer items		Total	
	30 June 2003	31 Dec. 2002	30 June 2003	31 Dec. 2002	30 June 2003	31 Dec. 2002
Assets						
France	58,009	49,465	118,604	118,611	176,613	168,076
Other European Economic Area countries	89,234	81,647	51,984	51,803	141,218	133,450
America and Asia	124,412	106,742	48,707	50,259	173,119	157,001
Other countries	2,298	2,532	4,491	4,668	6,789	7,200
Total assets (notes 3 and 4)	**273,953**	**240,386**	**223,786**	**225,341**	**497,739**	**465,727**
Liabilities						
France	44,686	42,443	90,436	87,104	135,122	129,547
Other European Economic Area countries	83,024	78,012	73,529	60,876	156,553	138,888
America and Asia	67,977	55,602	41,942	41,648	109,919	97,250
Other countries	1,712	1,848	5,492	5,941	7,204	7,789
Total liabilities (notes 14 and 15)	**197,399**	**177,905**	**211,399**	**195,569**	**408,798**	**373,474**

NOTE 39 – CORPORATE INCOME TAX

In millions of euros	6 months to 30 June 2003	6 months to 30 June 2002	12 months to 31 Dec. 2002
Current taxes for the period	899	710	1,058
Deferred taxes for the period	(1)	128	117
Income tax expense	898	838	1,175
– On recurring items	913	869	1,210
– On non-recurring items	(15)	(31)	(35)

A new tax system has been introduced in the 2003 Finance Act, allowing listed real estate investment companies ("SIIC") to claim exemption from corporate income tax on disposal gains and recurring profits generated by their eligible businesses. Based on the current texts, the Klépierre group plans to elect for taxation under the new system before 30 September 2003 and the Group has therefore recorded a provision for taxes of EUR 130 million at 30 June 2003. This provision is intended to cover the exit tax payable upon election for taxation as an SIIC, which is levied at the rate of 16.5% on unrealised gains on qualifying assets, determined as of 1 January of the year in which election is made.

The income tax charge for the six months ended 30 June 2003 is stated net of EUR 147 million in reversals of provisions for tax risks that are no longer required following the application, by the French tax authorities, of the case law established by a Conseil d'Etat ruling concerning Article 209 B of the General Tax Code. In addition, taxes payable by the Group in France were adjusted by EUR 118 million through the recording of a provision for deferred taxes in respect of tax losses generated in prior years by "Economic Interest Groupings" owned by certain companies in the BNP Paribas tax group

Tax savings realised by the Group in the first half of 2003 from the recognition of tax loss carryforwards or the deduction of expenses accounted for in prior years amounted to EUR 32 million (EUR 15 milion for the six months ended 30 June 2002 and EUR 40 million for the year ended 31 December 2002). Unrecognised deferred tax assets at 30 June 2003 amounted to EUR 349 million (EUR 293 million at 30 June 2002 and EUR 321 million at 31 December 2002).

Deferred taxes break down as follows:

In millions of euros	30 June 2003			31 Dec. 2002	30 June 2002
	Companies included in the tax group (note 2)	Other companies	Total	Total	Total
Deferred tax assets (1)	971	803	1,774	1,664	1,711
Deferred tax liabilities	1,349	1,083	2,432	2,374	2,464
Net deferred tax liabilities	**378**	**280**	**658**	**710**	**753**

1) Deferred tax assets include tax loss carryforwards of EUR 161 million at 30 June 2003 (EUR 134 million at 31 December 2002 and EUR 97 million at 30 June 2002).

The deferred tax liability on the capital gain realised on BNP's transfer to its subsidiary Compagnie Immobilière de France of buildings and rights to real estate leasing contracts amounted to EUR 196 million at 30 June 2003.

NOTE 40 – BNP PARIBAS MERGER-RELATED RESTRUCTURING COSTS

In connection with the merger of BNP and Paribas, on 30 September 1999 – the date on which the Paribas Group was first consolidated – provisions and asset write-downs were recorded in connection with the restructuring of the two groups, for a total amount of EUR 989 million net of tax.

The following table presents an analysis of merger-related restructuring costs incurred since 1 October 1999.

In millions of euros	Restructuring provision	Amortisation of goodwill	Tax effect	Total restructuring charge, net of tax
Fourth quarter 1999	(59)	(183)	33	(209)
2000	(330)	-	101	(229)
2001	(501)	-	163	(338)
2002	(143)	-	45	(98)
First-half 2003	(32)		11	(21)

NOTE 41 – NUMBER OF EMPLOYEES AT PERIOD-END

The number of employees of the BNP Paribas Group (fully and proportionally consolidated companies) breaks down as follows:

	30 June 2003	31 December 2002	30 June 2002
BNP Paribas mainland France	37,167	37,335	37,459
including executives	*14,550*	*13,368*	*13,844*
Subsidiaries in mainland France	14,032	14,065	14,145
Total mainland France	51,199	51,400	51,604
Total outside mainland France	38,166	36,285	37,086
Total BNP Paribas Group	**89,365**	**87,685**	**88,690**
BNP Paribas SA	44,125	44,908	46,065
Subsidiaries	45,240	42,777	42,625